UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 3, 2022

Syros Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-37813	45-3772460
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 CambridgePark Drive Cambridge, Massachusetts	02140
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 744-1340

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	SYRS	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On July 3, 2022, Syros Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Tack Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Tyme Technologies, Inc., a Delaware corporation (“Tyme”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Tyme, with Tyme continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). The Merger, together with the Private Placement (described below), is intended to be tax free for U.S. federal income tax purposes to Tyme stockholders.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then outstanding share of Tyme common stock will be converted into the right to receive a number of shares of the Company’s common stock (subject to the payment of cash in lieu of fractional shares and subject to adjustment in the event of any reverse stock split that may be effectuated by the Company in connection with the transactions) calculated in accordance with the Merger Agreement (the “Exchange Ratio”); and (b) each then outstanding Tyme stock option and warrant to purchase Tyme common stock will be assumed by the Company, subject to adjustment as set forth in the Merger Agreement.

Upon the closing of the Merger, the Company expects to issue approximately 74.3 million shares of the Company’s common stock to Tyme stockholders, assuming that Tyme net cash as of the closing of the Merger is approximately $60 million and Tyme stockholders are expected to receive approximately 0.4312 shares of the Company’s common stock for each share of Tyme common stock. The number of shares to be issued in the Merger and the Exchange Ratio will be subject to adjustment based on the amount of Tyme’s net cash at the closing of the Merger and the number of shares of Tyme common stock outstanding at the closing of the Merger.

In connection with the Merger, the Company will seek the approval of its stockholders to (a) issue the shares of the Company’s common stock issuable in connection with the Merger and the Private Placement under the rules of The Nasdaq Stock Market LLC (“Nasdaq”) and (b) amend its certificate of incorporation to authorize sufficient shares of the Company’s common stock to permit the Company to issue the shares of the Company’s common stock in connection with the Merger and the Private Placement (the “Company Voting Proposals”).

Each of the Company and Tyme has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) using commercially reasonable efforts to obtain the requisite approval of its stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (4) the Company causing the shares of the Company’s common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing of the Merger, and (5) the Company and Tyme filing with the U.S. Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus to solicit the requisite stockholder approvals and the Company causing to become effective a registration statement to register the shares of the Company’s common stock to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by the Company’s stockholders of the Company Voting Proposals, (2) approval by the Tyme stockholders of the adoption of the Merger Agreement, (3) the effectiveness of the Registration Statement, and (4) Nasdaq’s approval of the listing of the shares of the Company’s common stock to be issued in connection with the Merger. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger. Tyme’s obligation to consummate the Merger also is subject to the completion of the Private Placement with gross proceeds to the Company of at least $100 million.

The Merger Agreement contains specified termination rights of each of the Company and Tyme. Upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay Tyme a termination fee of $2,068,000 and Tyme may be required to pay the Company a termination fee of $2,443,000. Each party is obligated to hold a meeting of its stockholders in connection with the Merger notwithstanding any change by such party’s Board of Directors in its recommendation with respect to the Merger.

The Company has agreed that, prior to the effective time of the Merger, Tyme will have the right to nominate a member to the Board of Directors of the Company, subject to such nominee meeting the Company’s existing director qualification criteria.

Support Agreements and Lock-Up Agreements

Certain executive officers, directors and stockholders of Tyme (solely in their respective capacities as Tyme stockholders) holding approximately 30% of the outstanding shares of Tyme common stock have entered into support agreements with the Company and Tyme to vote all of their shares of Tyme common stock in favor of adoption of the Merger Agreement and against any alternative acquisition proposals (the “Tyme Support Agreements”) and certain executive officers, directors and stockholders of the Company (solely in their respective capacities as Company stockholders) beneficially owning approximately 28% of the outstanding shares of the Company’s common stock have entered into support agreements with the Company and Tyme to vote all of their shares of the Company’s common stock in favor of the Company Voting Proposals and against any alternative acquisition proposals (the “Company Support Agreements”, and together with the Tyme Support Agreements, the “Support Agreements”).

Certain executive officers and directors of the Company and Tyme have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer their shares of the Company’s common stock for the 90-day period following the closing of the Merger. In addition, each of the Company and Tyme is obligated under the Merger Agreement to use commercially reasonable efforts prior to the closing of the Merger to obtain a Lock-Up Agreement from any person who will serve as a director or officer of the Company following completion of the Merger.

Securities Purchase Agreement

On July 3, 2022, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several institutional accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors in a private placement (the “Private Placement”) an aggregate of 63,871,778 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), and, in lieu of Shares to certain investors, pre-funded warrants to purchase an aggregate of 74,267,400 shares of common stock (the “Pre-Funded Warrants”), and, in each case, accompanying warrants (the “Warrants”) to purchase an aggregate of up to 138,139,178 additional shares of common stock (or Pre-Funded Warrants to purchase common stock in lieu thereof) at a price of $0.94 per share and accompanying Warrant (or $0.9399 per Pre-Funded Warrant and accompanying Warrant). The price per Pre-Funded Warrant and accompanying Warrant represents the price of $0.94 per share and accompanying Warrant to be sold in the Private Placement, minus the $0.0001 per share exercise price of each such Pre-Funded Warrant. The exercise price of the Warrants is $1.034 per share, or if exercised for a Pre-Funded Warrant in lieu thereof, $1.0339 per Pre-Funded Warrant (representing the Warrant exercise price of $1.034 per share minus the $0.0001 per share exercise price of each such Pre-Funded Warrant). The Warrants are exercisable beginning six months after the closing date of the Private Placement and prior to five years after the closing date of the Private Placement. The Pre-Funded Warrants are exercisable at any time after their original issuance and will not expire.

The Warrants and Pre-Funded Warrants to be issued in the Private Placement will provide that a holder of Warrants or Pre-Funded Warrants will not have the right to exercise any portion of its Warrants or Pre-Funded Warrants if such holder, together with its affiliates, would beneficially own in excess of either 4.99%,9.99% or 19.99%, as selected by the holder of such Warrants or Pre-Funded Warrants, of the number of shares of the Company’s common stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that each holder may increase or decrease the Beneficial Ownership Limitation by giving notice to the Company; but not to any percentage in excess of 19.99%.

The Private Placement is expected to close substantially concurrently with the Merger (as defined herein) (the “Closing Date”), subject to the satisfaction of specified customary closing conditions and contingent upon, among other things, the closing of the Merger. The Company expects to receive aggregate gross proceeds from the Private Placement of approximately $130 million, before deducting estimated offering expenses payable by the Company not inclusive of any exercise of the Warrants. The Company expects the net proceeds from the Private Placement to be used to advance the Company’s clinical development pipeline, business development activities, working capital and for general corporate purposes.

On and after the Closing Date, the Company has agreed that each of Flagship and Baker Brothers will have the right (1) to nominate a member to the Board, subject to the approval by the Board (each, an “Investor Designee”), and (2) at any time when its Investor Designee is not a member of the Board, to designate one individual to attend all meetings of the Board in a non-voting observer capacity.

New and existing investors in the Private Placement led by a life sciences-focused investment fund also include Flagship (founding investor of the Company), Avidity Partners, Deep Track Capital, Bain Capital Life Sciences, Invus, Samsara BioCapital, Adage Capital Partners LP, Ally Bridge Group, Cowen Healthcare Investments, as well as other investors. Samsara BioCapital is an affiliate of the Company with a representative on the Board.

Registration Rights Agreements

Registration Rights Agreement. On July 3, 2022, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which the Company agreed to register for resale the Shares and the issuance of the shares of common stock underlying the Warrants and Pre-Funded Warrants held by the Investors (the “Registrable Securities”). Under the Registration Rights Agreement, the Company has agreed to file a registration statement covering the resale of the Shares and issuance of the shares of common stock issuable upon exercise of the Pre-Funded Warrants and Warrants (the “Warrant Shares”) by the Investors of the Registrable Securities within 30 days following the closing of the Private Placement. The Company has agreed to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable and to keep such registration statement effective until the date the Shares and the shares of common stock underlying the Warrants and Pre-Funded Warrants covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

In the event (i) the registration statement has not been filed within 30 days following the Closing Date (the “Filing Deadline”), (ii) the registration statement has not been declared effective prior to the earlier of (A) five business days after the date which the Company is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, or (B) 60 days following the Filing Deadline (or, in the event the SEC reviews and has written comments to the registration statement, 120 days following the Filing Deadline) or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason including by reason of a stop order or the Company’s failure to update such registration statement, subject to certain limited exceptions, then the Company has agreed to make pro rata payments to each Investor as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such Investor in the Registrable Securities per 30-day period or pro rata for any portion thereof for each such month during which such event continues, subject to certain caps set forth in the Registration Rights Agreement.

The Company has granted the Investors customary indemnification rights in connection with the registration statement. The Investors have also granted the Company customary indemnification rights in connection with the registration statement.

Affiliate Registration Rights Agreement. On July 3, 2022, the Company also entered into a registration rights agreement (the “Affiliate Registration Rights Agreement”) with Baker Brothers Life Sciences, L.P. and 667, L.P. (the “Baker Funds”), pursuant to which the Baker Funds are entitled to certain resale registration rights with respect to shares of the Company’s common stock held by the Baker Funds (the “Baker Registrable Securities”). Under the Affiliate Registration Rights Agreement, following a request by the Baker Funds, the Company is obligated to file a resale registration statement on Form S-3, or other appropriate form, covering the Baker Registrable Securities. The Company has agreed to file such resale registration statement as promptly as reasonably practicable following such request, and in any event within sixty (60) days of such request. The Company’s obligations to file such registration statement are subject to specified exceptions, and suspension and deferral rights as are set forth in the Affiliate Registration Rights Agreement. Under specified circumstances, the Company may also include securities of the Company in any such registration statement. Under the Affiliate Registration Rights Agreement, the Baker Funds also have the right to one underwritten offering per calendar year, but no more than three underwritten offerings in total and not more than two underwritten offerings or “block trades” (as defined in the Affiliate Registration Rights Agreement) in any twelve month period, to effect the sale or distribution of the Baker Registrable Securities, subject to specified exceptions, conditions and limitations.

Oxford Finance Loan Agreement Amendment

Also on July 3, 2022, the Company entered into an amendment (the “Loan Amendment”) to its Loan and Security Agreement (the “Loan Agreement”) with Oxford Finance LLC, in its capacity as lender (in such capacity, the “Lender”) and collateral agent (in such capacity, the “Agent”). Pursuant to the Loan Amendment, the Lender and Agent have agreed to modify the Loan Agreement in order to, among other things, (i) consent to the entry into the Merger Agreement, and subject to certain conditions, the consummation of the Merger, (ii) upon the consummation of the Merger and the Private Placement and the receipt of proceeds therefrom, and subject to the payment of certain fees, extend the interest only period from March 1, 2023 to March 1, 2024 and extend the maturity date from February 1, 2025 to February 1, 2026, and (iii) upon the achievement of certain milestones and subject to the payment of certain fees, further extend the interest only period to September 1, 2024 and maturity date to August 1, 2026.

The foregoing descriptions of the Merger Agreement, the Syros Support Agreements, the Tyme Support Agreements, the Lock-up Agreements, the Securities Purchase Agreement, the Warrants, the Pre-Funded Warrants, the Registration Rights Agreement, the Affiliate Registration Rights Agreement and the Loan Amendment do not purport to be complete and are qualified in their entirety by reference to such agreements, copies or forms of which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5, 4.1, 4.2, 10.6 and 10.7 hereto, respectively, and incorporated herein by reference.

* * *

The representations, warranties and covenants contained in the Merger Agreement, the Securities Purchase Agreement and the Registration Rights Agreements were made solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Merger Agreement, the Securities Purchase Agreement and the Registration Rights Agreements are incorporated herein by reference only to provide investors with information regarding the terms thereof and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 related to the Private Placement is hereby incorporated by reference into this Item 3.02. Based in part upon the representations of the Investors in the Securities Purchase Agreement, the offering and sale of the securities in the Private Placement will be made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and corresponding provisions of state securities or “blue sky” laws. The issuance of the securities in the Private Placement will not be registered under the Securities Act or any state securities laws and such securities may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. The sale of the securities in the Private Placement will not involve a public offering and will be made without general solicitation or general advertising. The Investors represented that they are accredited investors, as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and that they are acquiring the securities in the Private Placement for investment purposes only and not with a view to any resale, distribution or other disposition of the securities in violation of the United States federal securities laws.

Item 8.01 Other Events.

On July 5, 2022, the Company issued a press release announcing the Merger, the Private Placement and the Loan Amendment. The full text of the press release issued in connection with these announcements is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act concerning the Company, Tyme, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of the Company and Tyme, as well as assumptions made by, and information currently available to, management of the Company and Tyme. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the transactions or to complete the Private Placement in a timely manner or at all; uncertainties as to the timing of the consummation of the transactions and the ability of each of the Company and Tyme to consummate the transactions, including the Private Placement; risks related to Tyme’s continued listing on the Nasdaq until closing of the proposed transactions; risks related to the Company’s and Tyme’s ability to correctly estimate their respective operating expenses and expenses associated with the transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the ability of the Company or Tyme to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and Tyme’s Annual Report on Form 10-K for the year ended March 31, 2022, each of which is on file with the SEC. In addition, the extent to which the COVID-19 pandemic continues to impact the proposed transactions will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the pandemic, additional or modified government actions, and the actions that may be required to contain the virus or treat its impact. The Company and Tyme can give no assurance that the conditions to the transactions will be satisfied. Except as required by applicable law, the Company and Tyme undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Will Be Filed with the SEC

The Company plans to file with the SEC a Registration Statement on Form S-4 in connection with the transactions and the Company and Tyme plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transactions. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available before making any voting or investment decision with respect to the proposed transactions. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about the Company, Tyme, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by the Company and Tyme through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from the Company by contacting hannahd@sternir.com or from Tyme by contacting investorrelations@tymeinc.com.

Participants in the Solicitation

The Company and Tyme, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. Information regarding the Company’s directors and executive officers is contained in the Company’s proxy statement dated April 21, 2022, which is filed with the SEC. Information regarding Tyme’s directors and executive officers is contained in Tyme’s proxy statement dated July 12, 2021, which is filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated July 3, 2022, by and among Syros Pharmaceuticals, Inc., Tack Acquisition Corp. and Tyme Technologies, Inc.

4.1	Form of Warrant to Purchase Common Stock or Pre-Funded Warrants

4.2	Form of Pre-Funded Warrant

10.1	Form of Syros Support Agreement

10.2	Forms of Tyme Support Agreement

10.3	Form of Lock-up Agreement

10.4	Securities Purchase Agreement, dated July 3, 2022, by and among Syros Pharmaceuticals, Inc. and the persons party thereto

10.5	Registration Rights Agreement, dated July 3, 2022, by and among Syros Pharmaceuticals, Inc. and the persons party thereto

10.6	Registration Rights Agreement, dated July 3, 2022, by and among Syros Pharmaceuticals, Inc., 667, L.P. and Baker Brothers Life Sciences, L.P.

10.7	Amendment to Loan and Security Agreement, dated July 3, 2022, by and among Syros Pharmaceuticals, Inc. and Oxford Finance LLC, as collateral agent and lender

99.1	Press Release, dated July 5, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any exhibits or schedules so furnished. A list identifying the contents of all omitted exhibits and schedules can be found on page iii of Exhibit 2.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SYROS PHARMACEUTICALS, INC.

Date: July 5, 2022	By:	/s/ Nancy Simonian
Nancy Simonian, M.D.
President & Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SYROS PHARMACEUTICALS, INC.,

TACK ACQUISITION CORP.,

and

TYME TECHNOLOGIES, INC.

Dated as of July 3, 2022

- i -

4.10	Title to Assets	30
4.11	Real Property; Leasehold	31
4.12	Intellectual Property	31
4.13	Agreements, Contracts and Commitments	32
4.14	Compliance; Permits; Restrictions	32
4.15	Legal Proceedings; Orders	34
4.16	Tax Matters	34
4.17	Employee and Labor Matters; Benefit Plans	35
4.18	Environmental Matters	37
4.19	Insurance	37
4.20	Transactions with Affiliates	38
4.21	Financial Advisors	38
4.22	Valid Issuance	38
4.23	Privacy and Data Security	38
4.24	Securities Purchase Agreement	38
4.25	No Other Representations or Warranties	39

ARTICLE V CONDUCT OF BUSINESSES		39

5.1	Covenants of Tyme	39
5.2	Covenants of Syros	41
5.3	Confidentiality	44
5.4	Pre-Closing Legacy Asset Transactions	44

ARTICLE VI ADDITIONAL AGREEMENTS		44

6.1	No Solicitation	44
6.2	Proxy Statement/Prospectus; Registration Statement	48
6.3	Nasdaq Listing	49
6.4	Access to Information	49
6.5	Stockholder Approval	49
6.6	Legal Conditions to Merger	51
6.7	Public Disclosure	51
6.8	Indemnification	52
6.9	Notification of Certain Matters	53
6.10	Employee Matters	53
6.11	FIRPTA Tax Certificates	54
6.12	State Takeover Laws	54
6.13	Security Holder Litigation	54
6.14	Section 16 Matters	55
6.15	Calculation of Tyme Net Cash	55
6.16	Corporate Governance	56
6.17	Intended Tax Treatment	57
6.18	SM-88 Program	57
6.19	Financing	57

ARTICLE VII CONDITIONS TO MERGER		57

7.1	Conditions to Each Party’s Obligation to Effect the Merger	57
7.2	Additional Conditions to the Obligations of Syros and Merger Sub	58
7.3	Additional Conditions to the Obligations of Tyme	59
7.4	Frustration of Closing Conditions	59

ARTICLE VIII TERMINATION AND AMENDMENT		60

8.1	Termination	60

- ii -

8.2	Effect of Termination	61
8.3	Fees and Expenses	61
8.4	Amendment	63
8.5	Extension; Waiver	63
8.6	Procedure for Termination, Amendment, Extension or Waiver	63

ARTICLE IX MISCELLANEOUS		63

9.1	Nonsurvival of Representations, Warranties and Agreements	63
9.2	Notices	63
9.3	Entire Agreement	64
9.4	No Third-Party Beneficiaries	65
9.5	Assignment	65
9.6	Severability	65
9.7	Counterparts and Signature	65
9.8	Interpretation	65
9.9	Governing Law	66
9.10	Remedies	66
9.11	Submission to Jurisdiction	66
9.12	WAIVER OF JURY TRIAL	67
9.13	Disclosure Schedule	67

Exhibit A-1	Form of Tyme Support Agreement
Exhibit A-2	Form of Lock-Up Agreement
Exhibit A-3	Form of Syros Support Agreement
Exhibit B-1	Form of Surviving Corporation Certificate of Incorporation
Exhibit B-2	Form of Surviving Corporation Bylaws
Annex A	Illustration of Exchange Ratio
Annex B	Illustration of Tyme Net Cash

iii

TABLE OF DEFINED TERMS

Terms	Cross Reference in Agreement
Accounting Firm	Section 6.15(c)
Acquisition Proposal	Section 6.1(f)(i)
Adjusted Warrant	Section 2.3(c)
Affiliate	Section 2.1(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.1(b)(ii)
Anticipated Closing Date	Section 6.15(a)
Business Day	Section 1.2
Capitalization Date	Sections 3.6(a)
Cash Determination Time	Section 6.15(d)(i)
Certificate of Merger	Section 1.1
Certificates	Section 2.2(a)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.17(p)(i)
Code	Preamble
Confidentiality Agreement	Section 5.3
Consent	Section 3.5(b)
Contemplated Transactions	Section 3.1(b)
Continuing Service Provider	Section 2.3(a)
Contract	Section 3.1(a)
COVID-19 Measures	Section 3.5(a)(v)
DGCL	Preamble
Dispute Notice	Section 6.15(b)
Effect	Section 3.1(b)
Effective Time	Section 1.1
Employee Plan	Section 3.17(p)(ii)
Encumbrance	Section 3.5(a)(v)
Enforceability Exceptions	Section 3.3
Environmental Law	Section 3.18
ERISA	Section 3.17(p)(iii)
ERISA Affiliate	Section 3.17(p)(iv)
Exchange Act	Section 3.7(a)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(c)
FDA	3.14(c)
FDCA	3.14(c)
Financing	Preamble
Financing Agreements	Section 6.19(a)
GAAP	Section 3.5(a)(v)
Governmental Authorization	Section 3.5(a)(iii)
Hazardous Materials	Section 3.18
Indebtedness	Section 6.15(d)(ii)
Indemnified Persons	Section 6.9(a)
Intellectual Property	Section 3.12(j)(i)
Intellectual Property Registrations	Section 3.12(j)(ii)
Intended Tax Treatment	Preamble

- iv -

Terms	Cross Reference in Agreement
Intervening Event	Section 6.1(f)(ii)
IRS	Section 4.17(b)
Key Employee	Section 3.15(b)
Knowledge	Section 9.8
Law	Section 3.12(j)(iii)
Legal Proceeding	Section 3.15(c)
Lock-Up Agreements	Preamble
Lookback Date	Section 3.7(c)
Merger	Preamble
Merger Share Issuance	Preamble
Merger Sub	Preamble
Multiemployer Plan	Section 3.17(p)(v)
Multiple Employer Plan	Section 3.17(p)(vi)
Multiple Employer Welfare Arrangement	Section 3.17(p)(vii)
Nasdaq	Section 2.2(c)
Nasdaq Listing Application	Section 6.3
Net Cash	Section 6.15(d)(iii)
Organizational Documents	Section 3.2
Order	Section 3.12(j)(viii)
Ordinary Course of Business	Section 3.5(a)(v)
Other Tyme Voting Proposals	Section 3.7(i)
Other Syros Voting Proposals	Section 3.7(i)
Outside Date	Section 8.1(b)
Patent Rights	Section 3.12(j)(ix)
Permitted Encumbrance	Section 3.5(a)(v)
Personal Information	Section 3.22
PIPE Share Issuance	Preamble
Privacy Laws	Section 3.22
Proxy Statement/Prospectus	Section 3.7(i)
Qualified Person	Section 6.1(f)(iii)
Recommendation Change Notice	Section 6.1(b)
Registration Statement	Section 3.7(i)
Regulation M-A Filing	Section 3.7(i)
Representatives	Section 6.1(a)
Required Tyme Voting Proposal	Section 3.7(i)
Required Syros Stockholder Vote	Section 4.4
Required Syros Voting Proposal	Section 3.7(i)
Sarbanes-Oxley Act	Section 3.7(a)
SEC	Section 3.7(a)
Securities Act	Section 3.7(a)
Securities Purchase Agreement	Preamble
Specified Time	Section 6.1(f)(iv)
Subsidiary	Section 2.1(b)
Superior Proposal	Section 6.1(f)(v)
Surviving Corporation	Section 1.3
Syros	Preamble
Syros Associate	Section 4.15(a)
Syros Authorized Stock Increase	Section 3.7(i)
Syros Balance Sheet	Section 4.9
Syros Board	Preamble

- v -

Terms	Cross Reference in Agreement
Syros Board Recommendation Change	Section 6.1(b)(i)
Syros Certifications	Sections 4.7(a)
Syros Common Stock	Section 2.1(c)
Syros Contract	Section 4.5(b)
Syros Disclosure Schedule	Article IV
Syros Employee Plan	Section 3.17(p)
Syros Intellectual Property	Section 3.12(j)(x)
Syros Licensed Intellectual Property	Section 3.12(j)(xi)
Syros Material Adverse Effect	Section 4.1(b)
Syros Material Contract	Section 4.13
Syros Meeting	Section 3.7(i)
Syros Option	Section 4.6(c)
Syros Owned Intellectual Property	Section 3.12(j)(xii)
Syros Per Share Price	Section 2.1(c)
Syros Permits	Section 4.14(b)
Syros Product Candidates	Section 4.14(d)
Syros Registrations	Section 3.12(j)(xiii)
Syros Regulatory Permits	Section 4.14(d)
Syros RSU	Section 4.6(c)
Syros SEC Documents	Section 4.7(a)
Syros Stock Plans	Section 4.6(c)
Syros Support Agreement	Preamble
Syros Termination Fee	Section 8.3(c)
Syros Voting Proposals	Section 3.7(i)
Tax Opinion	Section 6.8(b)
Tax Return	Section 3.16(j)
Tax	Section 3.16(j)
Trademarks	Section 3.12(j)(xiv)
Transaction Expenses	Section 6.15(d)(iv)
Treasury Regulations	Section 3.16(g)
Tyme	Preamble
Tyme Associate	Section 3.15(a)
Tyme Balance Sheet	Section 3.9
Tyme Board	Preamble
Tyme Board Recommendation Change	Section 6.1(b)(i)
Tyme Capital Stock	Section 2.1
Tyme Certifications	Sections 3.7(a)
Tyme Common Stock	Section 2.1(b)
Tyme Contract	Section 3.5(b)
Tyme Disclosure Schedule	Article III
Tyme Employee Plan	Section 3.17(p)(viii)
Tyme Intellectual Property	Section 3.12(j)(iv)
Tyme Licensed Intellectual Property	Section 3.12(j)(v)
Tyme Material Adverse Effect	Section 3.1(b)
Tyme Material Contract	Section 3.13
Tyme Meeting	Section 3.4
Tyme Net Cash	Section 6.15(a)
Tyme Net Cash Schedule	Section 6.15(a)
Tyme Options	Section 2.3(a)
Tyme Outstanding Shares	Section 2.1(c)
Tyme Owned Intellectual Property	Section 3.12(j)(vi)

- vi -

Terms	Cross Reference in Agreement
Tyme Per Share Value	Section 2.1(c)
Tyme Permits	Section 3.14(b)
Tyme Product Candidates	Section 3.14(d)
Tyme Real Estate Leases	Section 3.11
Tyme Registrations	Section 3.12(j)(vii)
Tyme Regulatory Permits	Section 3.14(d)
Tyme SEC Documents	Section 3.7(a)
Tyme Stock Plans	Section 2.3(a)
Tyme Stockholder Approval	Section 3.4
Tyme Support Agreements	Preamble
Tyme Termination Fee	Section 8.3(b)
Tyme Valuation	Section 2.1(c)
Tyme Voting Proposals	Section 3.7(i)
Tyme Warrants	Section 2.3(c)
2020 Tyme Warrants	Section 2.3(c)

- vii -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 3, 2022, is entered into by and among Syros Pharmaceuticals, Inc., a Delaware corporation (“Syros”); Tack Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Syros (the “Merger Sub”); and Tyme Technologies, Inc., a Delaware corporation (“Tyme”).

WHEREAS, the Board of Directors of Syros (the “Syros Board”) and the Board of Directors of Tyme (the “Tyme Board”) have each (i) determined that the Merger is fair to, and in the best interests of, their respective corporations and stockholders, (ii) approved and declared advisable this Agreement, the Merger and the actions contemplated by this Agreement and (iii) determined to recommend that the stockholders of their respective corporations vote to approve such matters as are contemplated by this Agreement, including, in the case of Tyme, the adoption of this Agreement and, in the case of Syros, the approval of the issuance of shares of Syros Common Stock pursuant to this Agreement (the “Merger Share Issuance”) and the Securities Purchase Agreement (as defined below) (the “PIPE Share Issuance” and, together with the Merger Share Issuance, the “Share Issuance”) and the Syros Authorized Stock Increase (as defined below);

WHEREAS, the combination of Syros and Tyme shall be effected through a merger (the “Merger”) of Merger Sub with and into Tyme in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), as a result of which Tyme will become a wholly owned subsidiary of Syros;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Syros’ willingness to enter into this Agreement, each of the stockholders of Tyme named in Section A of the Tyme Disclosure Schedule has entered into (i) a support agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A-1 or otherwise in a form satisfactory to Syros (the “Tyme Support Agreements”) and (ii) a lock-up agreement in the form attached hereto as Exhibit A-2 (the “Lock-Up Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Tyme’s willingness to enter into this Agreement, each of the stockholders of Syros named in Section A of the Syros Disclosure Schedule have entered into a support agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A-3 (the “Syros Support Agreement”) and (ii) Lock-Up Agreements;

WHEREAS, concurrently with the execution and delivery of this Agreement, Syros shall have entered into the Securities Purchase Agreement, dated as of July 3, 2022, by and among Syros and the investors identified on Exhibit A attached thereto (the “Securities Purchase Agreement”), pursuant to which Syros will, at or prior to the Closing, and subject to the satisfaction of the closing conditions set forth in the Securities Purchase Agreement, receive gross proceeds of approximately $130,000,000 (the “Financing”); and

WHEREAS, each of the parties intends that, for U.S. federal income Tax purposes: (i) if Section 368 of the Internal Revenue Code of 1986 (the “Code”) applies, (a) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 and the Treasury Regulations promulgated thereunder and (b) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code; and (ii) if Section 351 of the Code applies, the Merger and PIPE Share Issuance, taken together as an integrated transaction, shall constitute a transfer which qualifies under Section 351 of the Code (in either case, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, Syros, Merger Sub and Tyme agree as follows:

ARTICLE I

THE MERGER

1.1    Effective Time of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date the parties hereto will cause the Merger to be consummated by executing and filing a certificate of merger (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date as Syros and Tyme shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.2    Closing. Subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 11:00 a.m., Eastern time, on a date to be specified by Syros and Tyme (the “Closing Date”), which shall be no later than the second Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by law) waiver of such conditions), at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 (or by remote exchange of electronic documents), unless another date, place or time is agreed to in writing by Syros and Tyme. For the purposes of this Agreement, the term “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banking institutions in New York, New York, Boston, Massachusetts or Wilmington, Delaware are required or permitted by Law to be closed.

1.3    Effects of the Merger. At the Effective Time, (i) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into Tyme (Tyme as the surviving corporation following the Merger is sometimes referred to herein as the “Surviving Corporation”) and (ii) the certificate of incorporation of Tyme as in effect as of immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit B-1, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation. In addition, the bylaws of Tyme, as in effect immediately prior to the Effective Time, shall be amended and restated to read as set forth on Exhibit B-2, and, as so amended, shall be the bylaws of the Surviving Corporation. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.4    Directors and Officers of the Surviving Corporation.

(a)    The individuals named on Section 1.4(a) of the Syros Disclosure Schedule shall be the initial directors of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)    The individuals named on Section 1.4(b) of the Syros Disclosure Schedule shall be the initial officers of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.5 Syros Matters.

(a)    Directors. Subject to Section 6.16, until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the current officers and directors of Syros remain in the positions of officers and directors of Syros, to serve in such positions effective as of the Effective Time.

(b)    Lock-up Agreements. Syros and Tyme shall use commercially reasonable efforts to have each individual who will serve as a director or officer of Syros following the Closing to execute and deliver a Lock-Up Agreement prior to Closing to the extent not executed and delivered on or prior to the date of this Agreement.

ARTICLE II

CONVERSION OF SECURITIES

2.1    Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Tyme Capital Stock or any shares of capital stock of Merger Sub:

(a)    Capital Stock of Merger Sub. Each share of the common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation.

(b)    Cancellation of Treasury Stock and Syros Owned Stock. All shares of common stock, $0.0001 par value per share, of Tyme (“Tyme Common Stock”) that are held in treasury or by any Subsidiary of Tyme and any shares of Tyme Common Stock owned by Syros, Merger Sub or any other Subsidiary of Syros immediately prior to the Effective Time shall be cancelled and shall cease to exist and no stock of Syros or other consideration shall be delivered in exchange therefor. For purposes of this Agreement, (i) “Subsidiary” means, with respect to a person, an Entity in which such person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity; and (ii) “Affiliate” means, when used with respect to any person, any other person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(c)    Conversion of Tyme Common Stock. Subject to Section 2.2, each share of Tyme Common Stock (other than shares to be cancelled in accordance with Section 2.1(b)) shall be automatically converted into the right to receive a number of shares of common stock, $0.001 par value per share, of Syros (“Syros Common Stock”) equal to the Exchange Ratio. As of the Effective Time, all such shares of Tyme Common Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Tyme Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Syros Common Stock pursuant to this Section 2.1(c) and any cash in lieu of fractional shares of Syros Common Stock to be issued or paid in consideration therefor and any amounts payable pursuant to Section 2.2(d) upon the surrender of such certificate in accordance with Section 2.2, without interest. For purposes of this Agreement, “Exchange Ratio” means, subject to Section 2.2(d), the quotient (rounded down to four decimal places) obtained by dividing (x) the Tyme Per Share Value by (y) the Syros Per Share Price, in which:

(i)    “Tyme Outstanding Shares” means the total number of shares of Tyme Common Stock actually issued and outstanding immediately prior to the Effective Time.

(ii)    “Tyme Per Share Value” means the quotient determined by dividing (A) the Tyme Valuation by (B) the Tyme Outstanding Shares.

(iii)    “Tyme Valuation” means $7.5 million plus Tyme Net Cash.

(iv)    “Syros Per Share Price” means $0.94.

For the avoidance of doubt and for illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Annex A.

(d)    Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Tyme Common Stock or Syros Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Tyme Common Stock, Tyme Options and Tyme Warrants with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Syros or Tyme to take any action with respect to Syros Common Stock or Tyme Common Stock, respectively, that is prohibited or expressly not permitted by the terms of this Agreement.

2.2    Exchange of Certificates. The procedures for exchanging outstanding shares of Tyme Common Stock for Syros Common Stock pursuant to the Merger are as follows:

(a)    Exchange Agent. At or immediately prior to the Effective Time, Syros shall deposit with Computershare Trust Company, N.A. or another bank or trust company designated by Syros and reasonably acceptable to Tyme (the “Exchange Agent”), for the benefit of the holders of shares of Tyme Common Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, (i) certificates representing the shares of Syros Common Stock (such shares of Syros Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.1 in exchange for outstanding shares of Tyme Common Stock, (ii) cash in an amount sufficient to make payments for fractional shares required pursuant to Section 2.2(c) and (iii) any dividends or distributions to which holders of certificates or book entry records that, as of immediately prior to the Effective Time, represented outstanding shares of Tyme Common Stock (the “Certificates”), whose shares were converted pursuant to Section 2.1 into the right to receive shares of Syros Common Stock, may be entitled pursuant to Section 2.2(d). Prior to the Effective Time, Syros shall enter into an agreement with the Exchange Agent in form and substance reasonably satisfactory to Tyme.

(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates or book entry records representing shares of Syros Common Stock (plus cash in lieu of fractional shares, if any, of Syros Common Stock and any dividends or distributions as provided below); provided, that, appropriate provision shall be made for electronic delivery and/or acceptance consistent with market practices. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Syros, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent and Syros, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate or book entry record representing that number of whole shares of Syros Common Stock which such holder has the right to receive pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d), and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Tyme Common Stock which is not registered in the transfer records of Tyme, a certificate representing the proper number of whole shares of Syros Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions pursuant to Section 2.2(d) may be issued or paid to a person other than the person in whose name the Certificate so surrendered is registered, only if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive shares of Syros Common Stock pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d) as contemplated by this Section 2.2.

(c)    No Fractional Shares. No certificate or scrip representing fractional shares of Syros Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Syros. Notwithstanding any other provision of this Agreement, each holder of shares of Tyme Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Syros Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Tyme Common Stock represented thereby) shall receive, in lieu thereof, cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a share of Syros Common Stock multiplied by the last reported sale price of Syros Common Stock at the 4:00 p.m., Eastern time, end of regular trading hours on The Nasdaq Global Market (“Nasdaq”) on the last trading day prior to the Effective Time.

(d)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Syros Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and paid to the record holder of the Certificate, at the time of such surrender the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Syros Common Stock, without interest, and at the appropriate payment date, the amount of dividends or other distributions having a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender that are payable with respect to such whole shares of Syros Common Stock.

(e)    No Further Ownership Rights in Tyme Common Stock. All shares of Syros Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or dividends or other distributions paid pursuant to Section 2.2(c) or 2.2(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Tyme Common Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Tyme Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Tyme Common Stock for one year after the Effective Time shall be delivered to Syros, upon demand, and any holder of Tyme Common Stock immediately prior to the Effective Time who has not previously complied with this Section 2.2 shall thereafter look only to Syros, as a general unsecured creditor, for payment of its claim for Syros Common Stock, any cash in lieu of fractional shares of Syros Common Stock and any dividends or distributions with respect to Syros Common Stock.

(g)    No Liability. To the extent permitted by applicable law, none of Syros, Merger Sub, Tyme, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Tyme Common Stock or Syros Common Stock, as the case may be, for such shares or any cash amounts required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered immediately prior to such date on which any shares of Syros Common Stock, and any cash payable to the holder of such Certificate or any dividends or distributions payable to the holder of such Certificate pursuant to this Article II would otherwise escheat to or become the property of any Governmental Authority, such Certificate and any such shares of Syros Common Stock or cash, dividends or distributions in respect of such Certificate shall, to the maximum extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h)    Withholding Rights. Each of the Exchange Agent, Syros and the Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any holder of shares of Tyme Common Stock and any other recipient of payments hereunder such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of law. To the extent that amounts are so withheld by the Surviving Corporation or Syros, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Tyme Common Stock or other recipient of payments hereunder in respect of which such deduction and withholding was made by the Surviving Corporation or Syros, as the case may be.

(i)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the shares of Syros Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Syros Common Stock deliverable in respect thereof pursuant to this Agreement.

2.3    Tyme Stock Plans and Tyme Warrants.

(a)    At the Effective Time, each outstanding option to purchase Tyme Common Stock (each, a “Tyme Option” and collectively, the “Tyme Options”) granted to an individual who continues in the service of the Surviving Corporation at or after the Closing (whether as a director, officer, employee, consultant or other service provider) (each, a “Continuing Service Provider”), whether vested or unvested, and all stock or equity-related plans, agreements or arrangements of Tyme (the “Tyme Stock Plans”) themselves, insofar as they relate to outstanding Tyme Options granted to Continuing Service Providers, shall be assumed by Syros and each Tyme Option shall become an option to acquire, on the same terms and conditions as were applicable under such Tyme Option immediately prior to the Effective Time (subject to Section 6.10(b)), such number of shares of Syros Common Stock as is equal to the number of shares of Tyme Common Stock subject to the unexercised portion of such Tyme Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share number), at an exercise price per share equal to the exercise price per share of such Tyme Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent); provided that the assumption of each Tyme Option pursuant to this Section 2.3(a) shall comply with all requirements of Sections 424 and 409A of the Code and the Treasury regulations issued thereunder, as applicable.

(b)    At the Effective Time, each outstanding Tyme Option that is not assumed pursuant to Section 2.3(a) will be terminated and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)    Immediately prior to the Effective Time, any outstanding warrants to purchase Tyme Common Stock issued by Tyme on May 20, 2020 (the “2020 Tyme Warrants”) shall be purchased by Tyme from the holder thereof on the terms set forth in such warrant agreement. At the Effective Time, by virtue of the Merger, all other warrants (other than 2020 Tyme Warrants) to purchase shares of Tyme Common Stock outstanding immediately prior to the Effective Time (such outstanding warrants, the “Tyme Warrants”) shall be automatically assumed by Syros and shall become a warrant to acquire, on the same terms and conditions as were applicable under such Tyme Warrant, such number of shares of Syros Common Stock as is equal to the number of shares of Tyme Common Stock subject to the unexercised portion of such Tyme Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share number), at an exercise price per share equal to the exercise price per share of such Tyme Warrant immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent) (each, as so adjusted, an “Adjusted Warrant”).

(d)    Tyme shall, prior to the Effective Time, take all actions within its control necessary or desirable in connection with the treatment of Tyme Options contemplated by Sections 2.3(a) and 2.3(b) and Tyme Warrants contemplated by Section 2.3(c), including providing the holder of each Tyme Option that will be terminated at Closing with notice and the opportunity to exercise such Tyme Option prior to Closing (to the extent such notice and opportunity is required under the terms of the applicable agreement, instrument or plan).

(e)    Syros shall take all corporate actions necessary to reserve for issuance of shares of Syros Common Stock that will be subject to the assumed Tyme Options and the Adjusted Warrants. Furthermore, Syros shall file with the SEC, as promptly as practicable after the Effective Time, a registration statement on Form S-8 (or any other appropriate form), registering the shares of Syros Common Stock issuable with respect to Tyme Options assumed by Syros in accordance with Sections 2.3(a).

2.4    No Appraisal Rights. In accordance with Section 262(b)(1) of the DGCL, no statutory appraisal rights shall be available for to the holders of Tyme Common Stock in connection with the Contemplated Transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TYME

Tyme represents and warrants to Syros and Merger Sub that the statements contained in this Article III are true and correct, except (a) as disclosed in the Tyme SEC Reports filed or furnished prior to the date of this Agreement (but excluding any disclosures under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimers or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) as expressly set forth herein or in the disclosure schedule delivered or made available by Tyme to Syros and Merger Sub on the date of this Agreement (the “Tyme Disclosure Schedule”). For purposes hereof, the phrase “to the knowledge of Tyme” and similar expressions mean the actual knowledge of the persons identified on Section K of the Tyme Disclosure Schedule for this purpose, and such knowledge as such persons would reasonably be expected to have obtained in the course of their performance of their duties to Tyme (after due inquiry).

3.1    Due Organization; Subsidiaries.

(a)    Each of Tyme and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts (as defined below) by which it is bound. All of Tyme’s Subsidiaries are wholly owned by Tyme. For purposes of this Agreement, “Contract” means, with respect to any person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such person is a party or by which such person or any of its assets are bound or affected under applicable Law.

(b)    Each of Tyme and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Tyme Material Adverse Effect. For purposes of this Agreement, the term “Tyme Material Adverse Effect” means any effect, change, event, circumstance or development (an “Effect”) that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the assets, liabilities or financial condition of Tyme and its Subsidiaries, taken as a whole; provided, however, that no

Effect, to the extent resulting from or arising out of any of the following, shall be deemed to be a Tyme Material Adverse Effect or be taken into account for purposes of determining whether a Tyme Material Adverse Effect has occurred or is reasonably likely to occur: (A) adverse developments in Tyme’s clinical pipeline that have been disclosed in Tyme SEC Reports as of the date of this Agreement, (B) changes after the date of this Agreement in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on Tyme and its Subsidiaries relative to the other participants in the industry or industries in which Tyme and its Subsidiaries operate), (C) changes or events after the date of this Agreement affecting the industry or industries in which Tyme and its Subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Tyme and its Subsidiaries relative to the other participants in the industry or industries in which Tyme and its Subsidiaries operate), (D) changes after the date of this Agreement in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on Tyme and its Subsidiaries relative to the other participants in the industry or industries in which Tyme and its Subsidiaries operate), (E) changes after the date of this Agreement in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Authority (except to the extent those changes have a disproportionate effect on Tyme and its Subsidiaries relative to the other participants in the industry or industries in which Tyme and its Subsidiaries operate), (F) any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located (except to the extent those changes or events have a disproportionate effect on Tyme and its Subsidiaries relative to the other participants in the industry or industries in which Tyme and its Subsidiaries operate), (G) a change in the public trading price of Tyme Common Stock or the implications hereof, (H) a change in the trading volume of Tyme Common Stock due to the announcement of the Agreement or the pendency of the Merger and the other transactions contemplated by the Agreement (including the Financing) (collectively, the “Contemplated Transactions”) or (I) any failure by Tyme to meet any public estimates or expectations of Tyme’s revenue, earnings or other financial performance or results of operations for any period, or (J) any failure by Tyme to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of this clause (K), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

(c)    Except as set forth on Section 3.1(c) of the Tyme Disclosure Schedule, Tyme has no Subsidiaries and Tyme does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Tyme is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Tyme has not agreed and is not obligated to make, nor is Tyme bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Tyme has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2    Organizational Documents. Tyme has made available to the Company accurate and complete copies of Tyme’s Organizational Documents. Tyme is not in breach or violation of its Organizational Documents in any material respect. For purposes of this Agreement, “Organizational Documents” means, with respect to any person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such person, in each case, as amended or supplemented.

3.3    Authority; Binding Nature of Agreement. Tyme has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions to which it is a party. The Tyme Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions to which it is a party are fair to, advisable and in the best interests of Tyme and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions to which it is a party, and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Tyme vote to approve this Agreement and the Contemplated Transactions to which it is a party. This Agreement has been duly executed and delivered by Tyme and, assuming the due authorization, execution and delivery by Syros, constitutes the legal, valid and binding obligation of Tyme, enforceable against Tyme in accordance with its terms, subject to the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Exceptions”).

3.4    Vote Required. The affirmative vote of a majority of the outstanding shares of Tyme Common Stock at the meeting of Tyme’s stockholders (the “Tyme Meeting”) is the only vote of the holders of any class or series of Tyme’s capital stock necessary to approve and adopt this Agreement and to approve the Contemplated Transactions (the “Tyme Stockholder Approval”).

3.5    Non-Contravention; Consents.

(a)    Subject to obtaining the Tyme Stockholder Approval and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Tyme, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)    contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Tyme or its Subsidiaries;

(ii)    contravene, conflict with or result in a material violation of, or give any Governmental Authority or other person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Tyme or its Subsidiaries, or any of the assets owned or used by Tyme or its Subsidiaries, is subject;

(iii)    contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority (each, a “Governmental Authorization”) that is held by Tyme or its Subsidiaries, or that otherwise relates to the business of Tyme, or any of the assets owned, leased or used by Tyme;

(iv)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Tyme Material Contract, or give any person the right to: (A) declare a default or exercise any remedy under any Tyme Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Tyme Material Contract, (C) accelerate the maturity or performance of any Tyme Material Contract or (D) cancel, terminate or modify any term of any Tyme Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v)    result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Tyme or its Subsidiaries (except for Permitted Encumbrances). For purposes of this Agreement, (a) “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset);

(b) “Permitted Encumbrance” means (1) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Syros Balance Sheet or the Tyme Balance Sheet, as applicable, in accordance with generally accepted accounting principles in the United States (“GAAP”) (2) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Syros and its Subsidiaries or Tyme and its Subsidiaries, as applicable, (3) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (4) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (5) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and (6) other Encumbrances that do not materially and adversely affect the value, use or operation of the asset subject thereto; (c) “Ordinary Course of Business,” as applicable to a person, means entered into in the ordinary course of business consistent in all material respects with past practice taking into account any COVID-19 Measures; and (d) “COVID-19 Measures” means any acts or omissions that have been taken to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Law, order, guideline or recommendation by any Governmental Authority in connection with or in response to the COVID-19 pandemic.

(b)    Except for (i) any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization) (each, a “Consent”) set forth on Section 3.5(b) of the Tyme Disclosure Schedule under any Contract (a) to which Tyme is a party, (b) by which Tyme or any Tyme Intellectual Property or any other asset of Tyme is or may become bound or under which Tyme has, or may become subject to, any obligation, or (c) under which Tyme has or may acquire any right or interest (each such contract, a “Tyme Contract”); (ii) the Tyme Stockholder Approval; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL; and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Tyme nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)    The Tyme Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6    Capitalization.

(a)    The authorized capital stock of Tyme (the “Tyme Capital Stock”) consists of (i) 300,000,000 shares of Tyme Common Stock, par value $0.0001 per share, of which 172,206,894 shares have been issued and are outstanding as of June 30, 2022 (the “Capitalization Date”) and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Tyme does not hold any shares of its capital stock in its treasury.

(b)    All of the outstanding shares of Tyme Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Tyme Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Tyme Common Stock is subject to any right of first refusal in favor of Tyme. Except for the Tyme Support Agreement, as contemplated herein or as set forth in Section 3.6(b) of the Tyme Disclosure Schedule, there is no Tyme Contract relating to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Tyme Common Stock. Tyme is not under any obligation, nor is Tyme bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Tyme Common Stock or other securities. Section 3.6(b) of the Tyme Disclosure Schedule accurately and completely describes all repurchase rights held by Tyme with respect to shares of Tyme Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)    Except for Tyme’s 2015 Equity Incentive Plan and Amended and Restated 2016 Stock Option Plan for Non-Employee Directors, and except as set forth on Section 3.6(c)(i) of the Tyme Disclosure Schedule, Tyme does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any person. As of the date of this Agreement, Tyme has reserved 25,138,579 shares of Tyme Common Stock for issuance under the Tyme Stock Plans, of which 112,671 shares have been issued and are currently outstanding, 17,531,806 shares have been reserved for issuance upon exercise or settlement of Tyme Options, as applicable, granted under the Tyme Stock Plans, and 7,606,773 shares remain available for future issuance pursuant to the Tyme Stock Plans. Section 3.6(c)(i) of the Tyme Disclosure Schedule sets forth the following information with respect to each Tyme Option outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of Tyme Common Stock subject to such Tyme Option at the time of grant, (iii) the number of shares of Tyme Common Stock subject to such Tyme Option as of the date of this Agreement, (iv) the exercise price of such Tyme Option, (v) the date on which such Tyme Option was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Tyme Option expires and (viii) whether such Tyme Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Tyme has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Tyme has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Tyme Stock Plans and any amendments thereto.

(d)    Except for the outstanding Tyme Options or as set forth on Section 3.6(d) of the Tyme Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Tyme, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Tyme, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Tyme is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any person to the effect that such person is entitled to acquire or receive any shares of capital stock or other securities of Tyme. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Tyme.

(e)    All outstanding shares of Tyme Common Stock, Tyme Options, other equity securities of Tyme have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f)    With respect to Tyme Options granted pursuant to the Tyme Stock Plans, each Tyme Option grant was made in accordance with the terms of the Tyme Stock Plan pursuant to which it was granted and, to the Knowledge of Tyme, all other applicable Law and regulatory rules or requirements.

3.7    SEC Filings; Financial Statements; Information Provided.

(a)    Tyme has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”) or the Securities Act of 1933 (the “Securities Act”) since December 31, 2021 (the “Tyme SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Tyme SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Tyme SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) relating to the Tyme SEC Documents (collectively, the “Tyme Certifications”) are accurate and complete and comply as to form and content with all applicable Laws.

(b)    The financial statements (including any related notes) contained or incorporated by reference in the Tyme SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Tyme as of the respective dates thereof and the results of operations and cash flows of Tyme for the periods covered thereby. Other than as expressly disclosed in the Tyme SEC Documents filed prior to the date hereof, there has been no material change in Tyme’s accounting methods or principles that would be required to be disclosed in Tyme’s financial statements in accordance with GAAP. The books of account and other financial records of Tyme and each of its Subsidiaries are true and complete in all material respects.

(c)    Tyme’s auditor has since January 1, 2020 (the “Lookback Date”) been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Tyme, “independent” with respect to Tyme within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Tyme, in compliance with subsections (g) through (1) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Syros Accounting Oversight Board thereunder.

(d)    Tyme has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Tyme Common Stock on Nasdaq. Tyme has not disclosed any unresolved comments in the Tyme SEC Documents.

(e)    There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Tyme, the Tyme Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)    Tyme is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)    Tyme maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Tyme maintains records that in reasonable detail accurately and fairly reflect Tyme’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Tyme Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Tyme’s assets that could have a material effect on Tyme’s financial statements. Tyme has evaluated the effectiveness of Tyme’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Tyme SEC Document that is a report on Form 10-K or Form 10-Q

(or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Tyme has disclosed to Tyme’s auditors and the Audit Committee of the Tyme Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Tyme’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Tyme’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Tyme SEC Documents filed prior to the date hereof, Tyme has not identified any material weaknesses in the design or operation of Tyme’s internal control over financial reporting.

(h)    Tyme’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Tyme in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Tyme’s management as appropriate to allow timely decisions regarding required disclosure and to make the Tyme Certifications.

(i)    The information to be supplied by or on behalf of Tyme for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Syros pursuant to which shares of Syros Common Stock issued in connection with the Merger shall be registered under the Securities Act (the “Registration Statement”), or to be included or supplied by or on behalf of Tyme for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Tyme for inclusion in the joint proxy statement/prospectus/information statement (the “Proxy Statement/Prospectus”) to be sent to the stockholders of Syros in connection with the meeting of Syros’ stockholders (the “Syros Meeting”) and the stockholders of Tyme in connection with the Tyme Meeting to solicit the approval of (a) Syros’ stockholders of (i) the Merger Share Issuance under Nasdaq Rules (the “Required Syros Voting Proposal”), (ii) the PIPE Share Issuance under Nasdaq Rules, (iii) an increase in the number of authorized shares of Syros Common Stock to be effectuated prior to the Effective Time (the “Syros Authorized Stock Increase”), and (iv) such other matters as may require approval of the Syros’ stockholders pursuant to the DGCL with respect to the Financing ((ii), (iii) and (iv), together, the “Other Syros Voting Proposals” and collectively with the Required Syros Voting Proposal, the “Syros Voting Proposals”); and (b) Tyme’s stockholders of (i) the Tyme Stockholder Approval (the “Required Tyme Voting Proposal”) and (ii) certain other proposals (the “Other Tyme Voting Proposals” and collectively with the Required Tyme Voting Proposal, the “Tyme Voting Proposals”). Such information shall be deemed to include all information about or relating to Tyme and its Subsidiaries and/or the Required Tyme Voting Proposal and shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Syros, or at the time of the Syros Meeting, at the time of the Tyme Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Syros Meeting or the Tyme Meeting that has become false or misleading.

3.8    Absence of Changes. Between March 31, 2022 and the date of this Agreement, Tyme has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Tyme Material Adverse Effect or (b) action, event or occurrence that would have required consent of Syros pursuant to Section 5.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9    Absence of Undisclosed Liabilities. Neither Tyme nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the audited balance sheet of Tyme as of March 31, 2022, included in Tyme’s Annual Report on Form 10-K for the fiscal quarter then ended, as filed with the SEC (the “Tyme Balance Sheet”), (b) normal and recurring current Liabilities that have been incurred by Tyme or its Subsidiaries since the date of the Tyme Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Tyme or any of its Subsidiaries under Tyme Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities described in Section 3.9 of the Tyme Disclosure Schedule.

3.10    Title to Assets. Each of Tyme and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Tyme Balance Sheet and (b) all other assets reflected in the books and records of Tyme or any of its Subsidiaries as being owned by Tyme. All of such assets are owned or, in the case of leased assets, leased by Tyme or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither Tyme nor any of its Subsidiaries owns or has ever owned any real property. Tyme has made available to the Company (a) an accurate and complete list of all real properties with respect to which Tyme directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Tyme or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Tyme Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12    Intellectual Property.

(a)    Tyme, directly or through any of its Subsidiaries, owns, or has the right to use, and has the right to bring actions for the infringement of, all Tyme Intellectual Property.

(b)    Section 3.12(b) of the Tyme Disclosure Schedule is an accurate, true and complete listing of all Tyme Registrations.

(c)    Section 3.12(c) of the Tyme Disclosure Schedule accurately identifies (i) all Tyme Contracts pursuant to which Tyme Intellectual Property is licensed to Tyme or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Tyme’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements) and (ii) whether the license or licenses granted to Tyme or any of its Subsidiaries are exclusive or non-exclusive.

(d)    Section 3.12(d) of the Tyme Disclosure Schedule accurately identifies each Tyme Contract pursuant to which any person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Tyme Intellectual Property (other than (i) any confidential information provided under confidentiality agreements and (ii) any Tyme Intellectual Property non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for Tyme’s benefit).

(e)    Tyme has delivered, or made available to the Company, a complete and accurate copy of all instruments or agreements governing, related or pertaining to any Tyme Intellectual Property.

(f)    Neither the manufacture, marketing, license, offering for sale, sale, importation, use or intended use or other disposal of any product or technology currently licensed or sold or under development by Tyme, to the Knowledge of Tyme, infringes or misappropriates any valid Intellectual Property right of any other party, which infringement or misappropriation would reasonably be expected to have a Tyme Material Adverse Effect. To the Knowledge of Tyme, no third party is infringing upon any Tyme Intellectual Property, or violating any license or agreement with Tyme relating to any Tyme Intellectual Property.

(g)    To the Knowledge of Tyme, there is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Tyme Registrations. Tyme has not received any written notice or, to the Knowledge of Tyme, any oral notice asserting that any Tyme Registrations or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other person or that Tyme or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any person.

(h)    To the Knowledge of Tyme, no Trademark or trade name owned, used, or applied for by Tyme conflicts or interferes with any Trademark or trade name owned, used, or applied for by any other person except as would not have a Tyme Material Adverse Effect. None of the goodwill associated with or inherent in any Trademark in which Tyme has or purports to have an ownership interest has been impaired as determined by Tyme in accordance with GAAP.

(i)    Except as may be set forth in the Contracts listed on Section 3.12(c) or 4.12(d) of the Tyme Disclosure Schedule (i) Tyme is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Tyme taken as a whole and (ii) Tyme has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(j)    For purposes of this Agreement, the following terms shall have the following meanings:

(i)    “Intellectual Property” means the following subsisting throughout the world: (i) Patent Rights; (ii) Trademarks and all goodwill in the Trademarks; (iii) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (iv) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction; (v) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (vi) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(ii)    “Intellectual Property Registrations” means Patent Rights, applications and registrations for Trademarks, applications and registrations for copyrights and designs, mask work registrations and applications for each of the foregoing.

(iii)    “Law” means each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, permit or ordinance of any Governmental Authority, including any applicable stock exchange rule or requirement.

(iv)    “Tyme Intellectual Property” means the Tyme Owned Intellectual Property and the Tyme Licensed Intellectual Property.

(v)    “Tyme Licensed Intellectual Property” means all Intellectual Property that is licensed to Tyme or any of its Subsidiaries by any individual or entity other than Tyme or any of its Subsidiaries.

(vi)    “Tyme Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Tyme or any of its Subsidiaries, in whole or in part.

(vii)    “Tyme Registrations” means Intellectual Property Registrations that are registered or filed in the name of Tyme or where Tyme is the assignee thereof, in each case, alone or jointly with others.

(viii)    “Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

(ix)    “Patent Rights” means all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, post-grant proceedings, oppositions, reissues and reexaminations).

(x)    “Syros Intellectual Property” means the Syros Owned Intellectual Property and the Syros Licensed Intellectual Property.

(xi)    “Syros Licensed Intellectual Property” means all Intellectual Property that is licensed to Syros or any of its Subsidiaries by any individual or entity other than Syros or any of its Subsidiaries.

(xii)    “Syros Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Syros or any of its Subsidiaries, in whole or in part.

(xiii)    “Syros Registrations” means Intellectual Property Registrations that are registered or filed in the name of Syros or where Syros is the assignee thereof, in each case, alone or jointly with others.

(xiv)    “Trademarks” means all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common Law trademarks and service marks and trade dress.

3.13    Agreements, Contracts and Commitments. Section 3.13 of the Tyme Disclosure Schedule identifies each Tyme Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act, (b) a Contract to which Tyme is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require obligations of payment by, or payments to, Tyme on or after the date of this Agreement in excess of $100,000 in any twelve-month period, (c) a Tyme Real Estate Lease, (d) a Contract disclosed in or required to be disclosed in Section 3.12(c) or Section 3.12(d) of the Tyme Disclosure Schedule, (e) relating to any bonus, deferred compensation, severance, incentive compensation, or any other similar employee arrangements, or (f) requiring payments by Tyme or the Surviving Corporation after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on 30 days’ or less notice without liability (other than for accrued but unpaid salary and vacation), except to the extent general principles of wrongful termination Law may limit the Company’s, its Subsidiaries’

or such successor’s ability to terminate employees at will. Tyme has delivered or made available to the Company accurate and complete copies of all Contracts to which Tyme or any of its Subsidiaries is a party or by which it is bound of the type described in clauses (a)-(f) of the immediately preceding sentence (any such Contract, a “Tyme Material Contract”), including all amendments thereto. Tyme has not nor, to Tyme’s Knowledge as of the date of this Agreement, has any other party to a Tyme Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Tyme Material Contract in such manner as would permit any other party to cancel or terminate any such Tyme Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Tyme Material Adverse Effect. As to Tyme, as of the date of this Agreement, each Tyme Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No person is renegotiating, or has a right pursuant to the terms of any Tyme Material Contract to change, any material amount paid or payable to Tyme under any Tyme Material Contract or any other material term or provision of any Tyme Material Contract.

3.14    Compliance; Permits; Restrictions.

(a)     Tyme and each of its Subsidiaries is, and has been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Tyme, threatened against Tyme or any of its Subsidiaries. There is no agreement or Order binding upon Tyme or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Tyme or any of its Subsidiaries, any acquisition of material property by Tyme or any of its Subsidiaries or the conduct of business by Tyme or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Tyme’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)    Each of Tyme and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Tyme as currently conducted (collectively, the “Tyme Permits”). Section 3.14(b) of the Tyme Disclosure Schedule identifies each Tyme Permit. Each of Tyme and its Subsidiaries is in material compliance with the terms of the Tyme Permits. No Legal Proceeding is pending or, to the Knowledge of Tyme, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Tyme Permit. The rights and benefits of each Tyme Permit will be available to Tyme and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Tyme and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c)    There are no Legal Proceedings pending or, to the Knowledge of Tyme, threatened with respect to an alleged material violation by Tyme or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (the “FDCA”), U.S. Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Law promulgated by a Drug Regulatory Agency.

(d)    Each of Tyme and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Tyme as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Tyme Product Candidates”) (the “Tyme Regulatory Permits”) and no such Tyme Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Tyme has timely maintained and is in compliance in all material respects with the Tyme Regulatory Permits and neither Tyme nor any of its Subsidiaries has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Tyme Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Tyme Regulatory Permit. Tyme has made available to the Company all information requested by the Company in Tyme’s or its

Subsidiaries’ possession or control relating to the Tyme Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Tyme Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Tyme or its Subsidiaries, in which Tyme or its Subsidiaries or their respective products or product candidates, including the Tyme Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither Tyme nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Tyme, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Tyme or any of its Subsidiaries or in which Tyme or any of its Subsidiaries or its current products or product candidates, including the Tyme Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of Tyme, on behalf of Tyme or any of its Subsidiaries has been disqualified from participating in studies involving the Tyme Product Candidates, and to the Knowledge of Tyme, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f)    Neither Tyme nor any of its Subsidiaries, and to the Knowledge of Tyme, no contract manufacturer with respect to any Tyme Product Candidate is the subject of any pending or, to the Knowledge of Tyme, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Tyme, neither Tyme nor any of its Subsidiaries and no contract manufacturer with respect to any Tyme Product Candidate has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Tyme, any of its Subsidiaries, and to the Knowledge of Tyme, any contract manufacturer with respect to any Tyme Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Tyme, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Tyme, any of its Subsidiaries, and to the Knowledge of Tyme, any contract manufacturer with respect to any Tyme Product Candidate, or any of its officers, employees or agents.

(g)    All manufacturing operations conducted by, or, to the Knowledge of Tyme, for the benefit of Tyme or its Subsidiaries in connection with any Tyme Product Candidate, since the Lookback Date, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contains in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)    No manufacturing site owned by Tyme or its Subsidiaries, and to the Knowledge of Tyme, no manufacturing site of a contract manufacturer, with respect to any Tyme Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not be complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of Tyme, neither the FDA nor any other Governmental Authority is considering such action.

3.15    Legal Proceedings; Orders.

(a)    There is no pending Legal Proceeding and, to the Knowledge of Tyme, no person has threatened in writing to commence any Legal Proceeding: (i) that involves Tyme or any of its Subsidiaries or any current or former employee, independent contractor, officer or director of Tyme or any of its Subsidiaries (in his or her capacity as such) (a “Tyme Associate”) or any of the material assets owned or used by Tyme or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)    There is no Order to which Tyme or any of its Subsidiaries, or any of the assets owned or used by Tyme or any of its Subsidiaries is subject. To the Knowledge of Tyme, no officer or other Key Employee of Tyme or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Tyme or any of its Subsidiaries or to any material assets owned or used by Tyme or any of its Subsidiaries. For purposes of this Agreement, “Key Employee” means, with respect to a person, an executive officer of such person or any employee of such person that reports directly to the board of directors of such person or to the principal executive, financial or accounting officer of such person.

(c)    For the purposes of this Agreement, the term “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

3.16    Tax Matters.

(a)    Each of Tyme and its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. No claim has ever been made by a Governmental Authority in writing in a jurisdiction where Tyme or any of its Subsidiaries does not file Tax Returns that Tyme or such Subsidiary is subject to taxation by that jurisdiction.

(b)    All material Taxes due and owing by Tyme and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Tyme Balance Sheet, neither Tyme nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)    Each of Tyme and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)    There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Tyme or any of its Subsidiaries.

(e)    No outstanding deficiencies for Taxes with respect to Tyme or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Tyme or any of its Subsidiaries. Neither Tyme nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.

(f)    Neither Tyme nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders and landlords.

(g)    Neither Tyme nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Tyme). Neither Tyme nor any of its Subsidiaries has any material Liability for the Taxes of any person (other than Tyme and any of its Subsidiaries) under Section 1.1502-6 of the United States Treasury regulations promulgated under the Code (the “Treasury Regulations”) (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(h)    Neither Tyme nor any of its Subsidiaries has distributed stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i)    Neither Tyme nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j)    To the Knowledge of Tyme and its Subsidiaries, neither Tyme nor any of its Subsidiaries has taken or agreed to take any action that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(k)    For purposes of this Agreement, (i) “Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto, and (ii) “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

3.17    Employee and Labor Matters; Benefit Plans.

(a)    The employment of Tyme’s and any of its Subsidiaries’ employees is terminable by Tyme or the applicable Subsidiary at will. Tyme has made available to Syros accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Tyme Associates to the extent currently effective and material.

(b)    Neither Tyme nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Tyme, purporting to represent or seeking to represent any employees of Tyme or its Subsidiaries.

(c)    Section 3.17(c) of the Tyme Disclosure Schedule lists all Tyme Employee Plans.

(d)    Neither Tyme nor any of its Subsidiaries maintains or has maintained any plan intended to be qualified under Section 401(a) of the Code.

(e)    Each Tyme Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including the Code ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Tyme, threatened with respect to any Tyme Employee Plan. All payments and/or contributions required to have been made with respect to all Tyme Employee Plans either have been made or have been accrued, where required by GAAP, in accordance with the terms of the applicable Tyme Employee Plan and applicable Law.

(f)    Neither Tyme nor any of its ERISA Affiliates has, within the past 6 years, maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Tyme nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g)    No Tyme Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement, (ii) continuation coverage through the end of the month in which such termination or retirement occurs, or (iii) any otherwise disclosed express severance arrangement. Tyme does not sponsor or maintain any self-funded medical or long-term disability benefit plan

(h)    No Tyme Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i)    No Tyme Options or other equity-based awards issued or granted by Tyme are subject to the requirements of Code Section 409A. Each Tyme Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Tyme 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Tyme 409A Plan is or, when made in accordance with the terms of the Tyme 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(j)    Tyme and each of its Subsidiaries is, and since the Lookback Date has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Tyme and its Subsidiaries: (i) since the Lookback Date, has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Tyme or any of its Subsidiaries, threatened or reasonably anticipated against Tyme relating to any employee, employment agreement or Tyme Employee Plan (other than routine claims for benefits). To the Knowledge of Tyme or any of its Subsidiaries, there are no pending or threatened or reasonably anticipated claims or actions against Tyme or any of its Subsidiaries, any Tyme trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither Tyme nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k)    Neither Tyme nor any of its Subsidiaries has material liability with respect to any misclassification within the past three years of: (i) any person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither Tyme nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff’ within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(l)    There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute, affecting Tyme or any of its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(m)    Neither Tyme nor any of its Subsidiaries is, nor has Tyme or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Tyme, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Tyme Associate, including charges of unfair labor practices or discrimination complaints.

(n)    There is no Contract, plan or arrangement to which Tyme or any person that is (or at any relevant time was) under common control with Tyme within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(o)    Neither Tyme nor any of its Subsidiaries is a party to any Contract that could, due to the Merger (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Tyme or any of its Subsidiaries.

(p)    For purposes of this Agreement, the following terms shall have the following meanings:

(i)    “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

(ii)    “Employee Plan” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus (including annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above (including, with respect to the Tyme Employee Plans, any Tyme Stock Plan and with respect to the Syros Employees, any Syros Stock Plan); and (C) plans or arrangements providing compensation to employee and non-employee directors.

(iii)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iv)    “ERISA Affiliate” means, with respect to any Entity, any other person that is, or within the past 6 years, would be considered a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b), (c), (m) or (o) of the Code.

(v)    “Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

(vi)    “Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

(vii)    “Multiple Employer Welfare Arrangement” means (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a) of this definition.

(viii)    “Tyme Employee Plan” means any Employee Plan that Tyme or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer or director of Tyme or any of its Subsidiaries (or their spouses, dependents, or beneficiaries), including any plan provided by or through a professional employer organization.

(ix)    “Syros Employee Plan” means any Employee Plan that Syros or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer or director of Syros or any of its Subsidiaries (or their spouses, dependents, or beneficiaries), including any plan provided by or through a professional employer organization.

3.18    Environmental Matters. Since the Lookback Date, Tyme and each of its Subsidiaries has complied with all applicable federal, state, local or foreign Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials (as defined below), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (each, an “Environmental Law”), which compliance includes the possession by Tyme of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Tyme Material Adverse Effect. Neither Tyme nor any of its Subsidiaries has received, since the Lookback Date, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Tyme or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Tyme, there are no circumstances that may prevent or interfere with Tyme’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Tyme Material Adverse Effect. To the Knowledge of Tyme: (i) no current or prior owner of any property leased or controlled by Tyme or any of its Subsidiaries has received, since the Lookback Date, any written notice or other communication relating to property owned or leased at any time by Tyme or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Tyme or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Tyme nor any of its Subsidiaries has no material liability under any Environmental Law. For purposes of this Agreement, “Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

3.19    Insurance. Tyme has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Tyme. Each of such insurance policies is in full force and effect and Tyme is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Lookback Date, Tyme has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Tyme has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Tyme for which Tyme has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Tyme of its intent to do so.

3.20    Transactions with Affiliates. Except as set forth in the Tyme SEC Documents filed prior to the date of this Agreement, since the date of Tyme’s last annual proxy statement filed with the SEC, no event has occurred that would be required to be reported by Tyme pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.21    Financial Advisors. Except as set forth on Section 3.21 of the Tyme Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Tyme.

3.22    Privacy and Data Security. Tyme has complied with all applicable Privacy Laws relating to Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Tyme in connection with the operation of Tyme’s business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Tyme Material Adverse Effect. To the Knowledge of Tyme, Tyme has complied with its Privacy Policies, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Tyme Material Adverse Effect. To the Knowledge of Tyme, as of the date hereof, no claims have been asserted or threatened against Tyme by any person alleging a violation of Privacy Laws and/or Privacy Policies. For purposes of this Agreement, (a) “Privacy Laws” means Laws relating to privacy, security and/or collection and use of Personal Information, and (b) “Personal Information” means data and information concerning an identifiable natural person.

3.23    No Other Representations or Warranties. Tyme hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Tyme, its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Article IV (in each case as qualified and limited by the Company Disclosure Schedule)) none of Tyme or any of its Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SYROS AND THE MERGER SUB

Syros and Merger Sub represent and warrant to Tyme that the statements contained in this Article IV are true and correct, except (a) as disclosed in the Syros SEC Reports filed or furnished prior to the date of this Agreement (but excluding any disclosures under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimers or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) as expressly set forth herein or in the disclosure schedule delivered by Syros and Merger Sub to Tyme on the date of this Agreement (the “Syros

Disclosure Schedule”). For purposes hereof, the phrase “to the knowledge of Syros” and similar expressions mean the actual knowledge of the persons identified on Section K of the Syros Disclosure Schedule for this purpose, and such knowledge as such persons would reasonably be expected to have obtained in the course of their performance of their duties to the Syros (after due inquiry).

4.1    Due Organization; Subsidiaries.

(a)    Each of Syros and its Subsidiaries (including Merger Sub) is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Syros’ Subsidiaries are wholly owned by Syros.

(b)    Each of Syros and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Syros Material Adverse Effect. For purposes of this Agreement, the term “Syros Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the business, assets, liabilities, capitalization, financial condition or results of operations of Syros and its Subsidiaries, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, shall be deemed to be a Syros Material Adverse Effect or be taken into account for purposes of determining whether a Syros Material Adverse Effect has occurred or is reasonably likely to occur: (A) adverse developments in Syros’ clinical pipeline that have been disclosed in Syros SEC Reports as of the date of this Agreement, (B) changes after the date of this Agreement in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on Syros and its Subsidiaries relative to the other participants in the industry or industries in which Syros and its Subsidiaries operate), (C) changes or events after the date of this Agreement affecting the industry or industries in which Syros and its Subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Syros and its Subsidiaries relative to the other participants in the industry or industries in which Syros and its Subsidiaries operate), (D) changes after the date of this Agreement in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on Syros and its Subsidiaries relative to the other participants in the industry or industries in which Syros and its Subsidiaries operate), (E) changes after the date of this Agreement in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Authority (except to the extent those changes have a disproportionate effect on Syros and its Subsidiaries relative to the other participants in the industry or industries in which Syros and its Subsidiaries operate), (F) any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located (except to the extent those changes or events have a disproportionate effect on Syros and its Subsidiaries relative to the other participants in the industry or industries in which Syros and its Subsidiaries operate), (G) a change in the public trading price of Syros Common Stock or the implications hereof, (H) a change in the trading volume of Syros Common Stock due to the announcement of the Agreement or the pendency of the Contemplated Transactions or (I) any failure by Syros to meet any public estimates or expectations of Syros’ revenue, earnings or other financial performance or results of operations for any period, or (J) any failure by Syros to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of this clause (J), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

(c)    Except as set forth on Section 4.1(c) of the Syros Disclosure Schedule, Syros has no Subsidiaries other than Merger Sub and Syros does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Syros is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Syros has not agreed and is not obligated to make, nor is Syros bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Syros has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2    Organizational Documents. Syros has made available to Tyme accurate and complete copies of Syros’ Organizational Documents. Syros is not in breach or violation of its Organizational Documents in any material respect.

4.3    Authority; Binding Nature of Agreement. Each of Syros and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and the Securities Purchase Agreement and to consummate the Contemplated Transactions. The Syros Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Syros and its stockholders, (b) approved and declared advisable this Agreement, the Securities Purchase Agreement and the Contemplated Transactions, including the Share Issuance, and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Syros vote to approve this Agreement, the Securities Purchase Agreement and the Contemplated Transactions, including the Share Issuance. The Board of Directors of Merger Sub (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions to which it is a party. This Agreement has been duly executed and delivered by Syros and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Syros and Merger Sub, enforceable against each of Syros and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4    Vote Required. The affirmative vote of a majority of (a) the votes cast at the Syros Stockholder Meeting is the only vote of the holders of any class or series of Syros’ capital stock necessary to approve the Required Syros Voting Proposal and to approve the PIPE Share Issuance under Nasdaq Rules and (b) the shares of outstanding Syros Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Syros’ capital stock necessary to approve the Other Syros Voting Proposals (collectively, the “Required Syros Stockholder Vote”).

4.5    Non-Contravention; Consents.

(a)    Subject to obtaining the Required Syros Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Syros or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)    contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Syros or its Subsidiaries;

(ii)    contravene, conflict with or result in a material violation of, or give any Governmental Authority or other person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Syros or its Subsidiaries, or any of the assets owned or used by Syros or its Subsidiaries, is subject;

(iii)    contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Syros or its Subsidiaries, or that otherwise relates to the business of Syros, or any of the assets owned, leased or used by Syros;

(iv)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Syros Material Contract, or give any person the right to: (A) declare a default or exercise any remedy under any Syros Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Syros Material Contract, (C) accelerate the maturity or performance of any Syros Material Contract or (D) cancel, terminate or modify any term of any Syros Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v)    result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Syros or its Subsidiaries (except for Permitted Encumbrances).

(b)    Except for (i) any Consent set forth on Section 4.5 of the Syros Disclosure Schedule under any Contract (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries or any Company Intellectual Property or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation, or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest (each such contract, a “Syros Contract”); (ii) the Required Syros Stockholder Vote; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL; and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Syros nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)    The Syros Board and the Board of Directors of Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Syros Support Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6    Capitalization.

(a)    The authorized capital stock of Syros consists of (i) 200,000,000 shares of Syros Common Stock, par value $0.001 per share, of which 62,989,020 shares have been issued and are outstanding as of the Capitalization Date and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Syros does not hold any shares of its capital stock in its treasury.

(b)    All of the outstanding shares of Syros Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Syros Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Syros Common Stock is subject to any right of first refusal in favor of Syros. Except for the Syros Support Agreement, as contemplated herein or as set forth in Section 4.6(b) of the Syros Disclosure Schedule, there is no Syros Contract relating to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Syros Common Stock. Syros is not under any obligation, nor is Syros bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Syros Common Stock or other securities. Section 4.6(b) of the Syros Disclosure Schedule accurately and completely describes all repurchase rights held by Syros with respect to shares of Syros Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)    Section 4.6(c) of the Syros Disclosure Schedule sets forth a complete and accurate list of all stock or equity-related plans, agreements or arrangements of Syros (each, a “Syros Stock Plan”), and except as set forth on Section 4.6(c)(i) of the Syros Disclosure Schedule, Syros does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any person. As of the Capitalization Date, Syros has reserved 20,821,015 shares of Syros Common Stock for issuance under the Syros Stock Plans, of which 4,647,255 shares have been issued and are currently outstanding, 7,649,178 shares have been reserved for issuance upon exercise or settlement of options or other rights to purchase shares of Syros Common Stock issued by Syros (collectively, “Syros Options”), 4,588,169 shares have been reserved for issuance upon settlement of restricted stock units with respect to shares of Syros Common Stock issued by Syros (collectively, “Syros RSUs”) and 3,936,413 shares remain available for future issuance pursuant to the Syros Stock Plans. Syros has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Syros has equity-based awards and the forms of all award agreements evidencing such equity-based awards.

(d)    Except for the outstanding Syros Options or as set forth on Section 4.6(d) of the Syros Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Syros, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Syros, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Syros is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any person to the effect that such person is entitled to acquire or receive any shares of capital stock or other securities of Syros. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Syros.

(e)    All outstanding shares of Syros Common Stock, Syros Options, other equity securities of Syros have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f)    With respect to Syros Options granted pursuant to the Syros Stock Plans, each Syros Option grant was made in accordance with the terms of the Syros Stock Plan pursuant to which it was granted and, to the Knowledge of Syros, all other applicable Law and regulatory rules or requirements.

4.7    SEC Filings; Financial Statements.

(a)    Syros has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2021 (the “Syros SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Syros SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Syros SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Syros SEC Documents (collectively, the “Syros Certifications”) are accurate and complete and comply as to form and content with all applicable Laws.

(b)    The financial statements (including any related notes) contained or incorporated by reference in the Syros SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Syros as of the respective dates thereof and the results of operations and cash flows of Syros for the periods covered thereby. Other than as expressly disclosed in the Syros SEC Documents filed prior to the date hereof, there has been no material change in Syros’ accounting methods or principles that would be required to be disclosed in Syros’ financial statements in accordance with GAAP. The books of account and other financial records of Syros and each of its Subsidiaries are true and complete in all material respects.

(c)    Syros’ auditor has since the Lookback Date been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Syros, “independent” with respect to Syros within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Syros, in compliance with subsections (g) through (1) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Syros Accounting Oversight Board thereunder.

(d)    Syros has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Syros Common Stock on Nasdaq. Syros has not disclosed any unresolved comments in the Syros SEC Documents.

(e)    There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Syros, the Syros Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)    Syros is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)    Syros maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Syros maintains records that in reasonable detail accurately and fairly reflect Syros’ transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Syros Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Syros’ assets that could have a material effect on Syros’ financial statements. Syros has evaluated the effectiveness of Syros’ internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Syros SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Syros has disclosed to Syros’ auditors and the Audit Committee of the Syros Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Syros’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Syros’ or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Syros SEC Documents filed prior to the date hereof, Syros has not identified any material weaknesses in the design or operation of Syros’ internal control over financial reporting.

(h)    Syros’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Syros in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Syros’ management as appropriate to allow timely decisions regarding required disclosure and to make the Syros Certifications.

(i)    The information to be supplied by or on behalf of Syros for inclusion or incorporation by reference in the Registration Statement, or to be included or supplied by or on behalf of Tyme for inclusion in any Regulation M-A Filing, shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Syros for Proxy Statement/Prospectus to be sent to the stockholders of Syros in connection with the Syros Meeting and the stockholders of Tyme in connection with the Tyme Meeting to solicit the approval of (a) Syros’ stockholders for the Required Syros Voting Proposal and the Other Syros Voting Proposals; and (b) Tyme’s stockholders of the Required Tyme Voting Proposal and the Other Tyme Voting Proposals. Such information shall be deemed to include all information about or relating to Syros and its Subsidiaries and/or the Syros Voting Proposal and Other Syros Voting Proposals and shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Syros, or at the time of the Syros Meeting, at the time of the Tyme Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Syros Meeting or the Tyme Meeting that has become false or misleading.

4.8    Absence of Changes. Between March 31, 2022 and the date of this Agreement, Syros has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Syros Material Adverse Effect or (b) action, event or occurrence that would have required consent of Tyme pursuant to Section 5.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9    Absence of Undisclosed Liabilities. Neither Syros nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the unaudited balance sheet of Syros as of March 31, 2022, included in Syros’ Quarterly Report on Form 10-Q for the fiscal quarter then ended, as filed with the SEC (the “Syros Balance Sheet”), (b) normal and recurring current Liabilities that have been incurred by Syros or its Subsidiaries since the date of the Syros Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Syros or any of its Subsidiaries under Syros Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities described in Section 4.9 of the Syros Disclosure Schedule.

4.10    Title to Assets. Each of Syros and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Syros Balance Sheet and (b) all other assets reflected in the books and records of Syros or any of its

Subsidiaries as being owned by Syros. All of such assets are owned or, in the case of leased assets, leased by Syros or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11    Real Property; Leasehold. Neither Syros nor any of its Subsidiaries owns or has ever owned any real property. Syros has made available to the Company (a) an accurate and complete list of all real properties with respect to which Syros directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Syros or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed, each of which is in full force and effect, with no existing material default thereunder.

4.12    Intellectual Property.

(a)    Syros, directly or through any of its Subsidiaries, owns, or has the right to use, and has the right to bring actions for the infringement of, all Syros Intellectual Property.

(b)    Section 4.12(b) of the Syros Disclosure Schedule is an accurate, true and complete listing of all Syros Registrations.

(c)    Section 4.12(c) of the Syros Disclosure Schedule accurately identifies (i) all Syros Contracts pursuant to which Syros Intellectual Property is licensed to Syros or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Syros’ or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements) and (ii) whether the license or licenses granted to Syros or any of its Subsidiaries are exclusive or non-exclusive.

(d)    Section 4.12(d) of the Syros Disclosure Schedule accurately identifies each Syros Contract pursuant to which any person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Syros Intellectual Property (other than (i) any confidential information provided under confidentiality agreements and (ii) any Syros Intellectual Property non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for Syros’ benefit).

(e)    Syros has delivered, or made available to the Company, a complete and accurate copy of all material instruments or agreements governing, related or pertaining to any Syros Intellectual Property.

(f)    Neither the manufacture, marketing, license, offering for sale, sale, importation, use or intended use or other disposal of any product or technology currently licensed or sold or under development by Syros, to the Knowledge of Syros, infringes or misappropriates any valid Intellectual Property right of any other party, which infringement or misappropriation would reasonably be expected to have a Syros Material Adverse Effect. To the Knowledge of Syros, no third party is infringing upon any Syros Intellectual Property, or violating any license or agreement with Syros relating to any Syros Intellectual Property.

(g)    To the Knowledge of Syros, there is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Syros Registrations. Syros has not received any written notice or, to the Knowledge of Syros, any oral notice asserting that any Syros Registrations or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other person or that Syros or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any person.

(h)    To the Knowledge of Syros, no Trademark or trade name owned, used, or applied for by Syros conflicts or interferes with any Trademark or trade name owned, used, or applied for by any other person except as would not have a Syros Material Adverse Effect. None of the goodwill associated with or inherent in any Trademark in which Syros has or purports to have an ownership interest has been impaired as determined by Syros in accordance with GAAP.

(i)    Except as may be set forth in the Contracts listed on Section 4.12(c) or 4.12(d) of the Syros Disclosure Schedule (i) Syros is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Syros taken as a whole and (ii) Syros has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

4.13    Agreements, Contracts and Commitments. Section 4.13 of the Syros Disclosure Schedule identifies each Syros Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act, (b) a Syros Real Estate Lease or (c) a Contract disclosed in or required to be disclosed in Section 4.12(c) or Section 4.12(d) of the Syros Disclosure Schedule. Syros has delivered or made available to the Company accurate and complete copies of all Contracts to which Syros or any of its Subsidiaries is a party or by which it is bound of the type described in clauses (a)-(d) of the immediately preceding sentence (any such Contract, a “Syros Material Contract”), including all amendments thereto. Syros has not nor, to Syros’ Knowledge as of the date of this Agreement, has any other party to a Syros Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Syros Material Contract in such manner as would permit any other party to cancel or terminate any such Syros Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Syros Material Adverse Effect. As to Syros, as of the date of this Agreement, each Syros Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No person is renegotiating, or has a right pursuant to the terms of any Syros Material Contract to change, any material amount paid or payable to Syros under any Syros Material Contract or any other material term or provision of any Syros Material Contract.

4.14    Compliance; Permits; Restrictions.

(a)    Syros and each of its Subsidiaries is, and has been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Syros, threatened against Syros or any of its Subsidiaries. There is no agreement or Order binding upon Syros or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Syros or any of its Subsidiaries, any acquisition of material property by Syros or any of its Subsidiaries or the conduct of business by Syros or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Syros’ ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)    Each of Syros and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Syros and Merger Sub as currently conducted (collectively, the “Syros Permits”). Section 4.14(b) of the Syros Disclosure Schedule identifies each Syros Permit. Each of Syros and its Subsidiaries is in material compliance with the terms of the Syros Permits. No Legal Proceeding is pending or, to the Knowledge of Syros, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Syros Permit. The rights and benefits of each Syros Permit will be available to Syros and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Syros and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c)    There are no Legal Proceedings pending or, to the Knowledge of Syros, threatened with respect to an alleged material violation by Syros or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law promulgated by a Drug Regulatory Agency.

(d)    Each of Syros and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Syros and Merger Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Syros Product Candidates”) (the “Syros Regulatory Permits”) and no such Syros Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Syros has timely maintained and is in compliance in all material respects with the Syros Regulatory Permits and neither Syros nor any of its Subsidiaries has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Syros Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Syros Regulatory Permit. Syros has made available to the Company all information requested by the Company in Syros’ or its Subsidiaries’ possession or control relating to the Syros Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Syros Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Syros or its Subsidiaries, in which Syros or its Subsidiaries or their respective products or product candidates, including the Syros Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither Syros nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Syros, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Syros or any of its Subsidiaries or in which Syros or any of its Subsidiaries or its current products or product candidates, including the Syros Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of Syros, on behalf of Syros or any of its Subsidiaries has been disqualified from participating in studies involving the Syros Product Candidates, and to the Knowledge of Syros, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f)    Neither Syros nor any of its Subsidiaries, and to the Knowledge of Syros, no contract manufacturer with respect to any Syros Product Candidate is the subject of any pending or, to the Knowledge of Syros, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Syros, neither Syros nor any of its Subsidiaries and no contract manufacturer with respect to any Syros Product Candidate has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Syros, any of its Subsidiaries, and to the Knowledge of Syros, any contract manufacturer with respect to any Syros Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Syros, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Syros, any of its Subsidiaries, and to the Knowledge of Syros, any contract manufacturer with respect to any Syros Product Candidate, or any of its officers, employees or agents.

(g)    All manufacturing operations conducted by, or, to the Knowledge of Syros, for the benefit of Syros or its Subsidiaries in connection with any Syros Product Candidate, since the Lookback Date, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contains in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h)    No manufacturing site owned by Syros or its Subsidiaries, and to the Knowledge of Syros, no manufacturing site of a contract manufacturer, with respect to any Syros Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not be complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of Syros, neither the FDA nor any other Governmental Authority is considering such action.

4.15    Legal Proceedings; Orders.

(a)    There is no pending Legal Proceeding and, to the Knowledge of Syros, no person has threatened in writing to commence any Legal Proceeding: (i) that involves Syros or any of its Subsidiaries or any current or former employee, independent contractor, officer or director of Syros or any of its Subsidiaries (in his or her capacity as such) (a “Syros Associate”) or any of the material assets owned or used by Syros or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)    There is no Order to which Syros or any of its Subsidiaries, or any of the material assets owned or used by Syros or any of its Subsidiaries is subject. To the Knowledge of Syros, no officer or other Key Employee of Syros or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Syros or any of its Subsidiaries or to any material assets owned or used by Syros or any of its Subsidiaries.

4.16    Tax Matters.

(a)    Each of Syros and its Subsidiaries has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. No claim has ever been made by a Governmental Authority in writing in a jurisdiction where Syros or any of its Subsidiaries does not file Tax Returns that Syros or such Subsidiary is subject to taxation by that jurisdiction.

(b)    All material Taxes due and owing by Syros and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Syros Balance Sheet, neither Syros nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)    Each of Syros and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)    There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Syros or any of its Subsidiaries.

(e)    No outstanding deficiencies for Taxes with respect to Syros or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Syros or any of its Subsidiaries. Neither Syros nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.

(f)    Neither Syros nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders and landlords.

(g)    Neither Syros nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Syros). Neither Syros nor any of its Subsidiaries has any material Liability for the Taxes of any person (other than Syros and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(h)    Neither Syros nor any of its Subsidiaries has distributed stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i)    To the Knowledge of Syros, except as provided in Section 6.17, neither Syros nor any of its Subsidiaries has taken or agreed to take any action that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(j)    Neither Syros nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

4.17    Employee and Labor Matters; Benefit Plans.

(a)    The employment of Syros’ and any of its Subsidiaries’ employees is terminable by Syros or the applicable Subsidiary at will. Syros has made available to Tyme accurate and complete copies of its code of conduct, employee handbook and insider trading policy. Neither Syros nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Syros, purporting to represent or seeking to represent any employees of Syros or its Subsidiaries.

(b)    Each Syros Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or is the subject of a favorable opinion letter with respect to such qualified status from the United States Internal Revenue Service (the “IRS”). To the Knowledge of Syros, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Syros Employee Plan or the exempt status of any related trust.

(c)    Each Syros Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Syros, threatened with respect to any Syros Employee Plan. All payments and/or contributions required to have been made with respect to all Syros Employee Plans either have been made or have been accrued, where required by GAAP, in accordance with the terms of the applicable Syros Employee Plan and applicable Law.

(d)    Neither Syros nor any of its ERISA Affiliates has, within the past 6 years, maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Syros nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(e)    No Syros Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement, (ii) continuation coverage through the end of the month in which such termination or retirement occurs, or (iii) any otherwise disclosed express severance arrangement. Syros does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(f)    No Syros Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(g)    No Syros Options or other equity-based awards issued or granted by Syros are subject to the requirements of Code Section 409A. Each Syros Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Syros 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Syros 409A Plan is or, when made in accordance with the terms of the Syros 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(h)    Syros and each of its Subsidiaries is, and since the Lookback Date has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Syros and its Subsidiaries: (i) since the Lookback Date, has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Syros or any of its Subsidiaries, threatened or reasonably anticipated against Syros relating to any employee, employment agreement or Syros Employee Plan (other than routine claims for benefits). To the Knowledge of Syros or any of its Subsidiaries, there are no pending or threatened or reasonably anticipated claims or actions against Syros or any of its Subsidiaries, any Syros trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither Syros nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(i)    Neither Syros nor any of its Subsidiaries has material liability with respect to any misclassification within the past three years of: (i) any person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither Syros nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff’ within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(j)    There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute, affecting Syros or any of its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(k)    Neither Syros nor any of its Subsidiaries is, nor has Syros or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Syros, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Syros Associate, including charges of unfair labor practices or discrimination complaints.

(l)    There is no contract, agreement, plan or arrangement to which Syros or any person that is (or at any relevant time was) under common control with Syros within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(m)    Neither Syros nor any of its Subsidiaries is a party to any Contract that could, due to the Merger (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Syros or any of its Subsidiaries.

4.18    Environmental Matters. Since the Lookback Date, Syros and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Syros of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Syros Material Adverse Effect. Neither Syros nor any of its Subsidiaries has received, since the Lookback Date, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Syros or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Syros, there are no circumstances that may prevent or interfere with Syros’ or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Syros Material Adverse Effect. To the Knowledge of Syros: (i) no current or prior owner of any property leased or controlled by Syros or any of its Subsidiaries has received, since the Lookback Date, any written notice or other communication relating to property owned or leased at any time by Syros or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Syros or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Syros nor any of its Subsidiaries has no material liability under any Environmental Law.

4.19    Insurance. Syros has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Syros and Merger Sub. Each of such insurance policies is in full force and effect and Syros and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Lookback Date, Syros has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Syros and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Syros for which Syros has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Syros of its intent to do so.

4.20    Transactions with Affiliates. Except as set forth in the Syros SEC Documents filed prior to the date of this Agreement, since the date of Syros’ last annual proxy statement filed with the SEC, no event has occurred that would be required to be reported by Syros pursuant to Item 404 of Regulation S-K promulgated by the SEC.

4.21    Financial Advisors. Except as set forth on Section 4.21 of the Syros Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Syros.

4.22    Valid Issuance. The Syros Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23    Privacy and Data Security. Syros has complied with all applicable Privacy Laws relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Syros in connection with the operation of Syros’ business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Syros Material Adverse Effect. To the Knowledge of Syros, Syros has complied with its Privacy Policies, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Syros Material Adverse Effect. To the Knowledge of Syros, as of the date hereof, no claims have been asserted or threatened against Syros by any person alleging a violation of Privacy Laws and/or Privacy Policies.

4.24    Securities Purchase Agreement. Syros has delivered to Tyme a true, correct and complete copy of the fully executed Securities Purchase Agreement for the Financing. To the knowledge of Syros, (i) the Securities Purchase Agreement has not been amended or modified; (ii) no such amendment or modification is contemplated except as otherwise expressly set forth therein; and (iii) the respective commitments contained in the Securities Purchase Agreement have not been withdrawn (or contemplated to be), terminated or rescinded in any respect by Syros and the other parties thereto. There are no other Contracts, agreements, supplements, side letters or arrangements to which Syros or any of its Affiliates is a party that would reasonably be expected to affect the conditionality or availability of the Financing in a manner adverse to Tyme or Syros. The Securities Purchase Agreement (in the form delivered by Syros to Tyme) is (a) in full force and effect, and constitutes the legal, valid and binding obligations of Syros and, to the knowledge of Syros, the other parties thereto, and (b) enforceable against Syros and, to the knowledge of Syros, the other parties thereto, in accordance with its terms, subject to the Enforceability Exceptions. Other than as expressly set forth in the Securities Purchase Agreement, there are no conditions precedent related to the funding of the Financing pursuant to any agreement relating to the Financing to which Syros is a party. To the knowledge of Syros, as of the date hereof, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (A) constitute a default, breach or failure to satisfy a condition precedent set forth in the Securities Purchase Agreement, or (B) result in any portion of the committed financing contemplated by the Financing being unavailable on the Closing Date, assuming the conditions to such financing are satisfied or waived in accordance with the terms thereof. Assuming the satisfaction of the conditions set forth in Article VII, as of the date of this Agreement, Syros has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in the Securities Purchase Agreement. As of date of this Agreement, (1) no party to the Securities Purchase Agreement has notified Syros of its intention to terminate any of the commitments set forth in the Securities Purchase Agreement or not to provide the financings contemplated thereto and (2) no termination of any commitment set forth in the Securities Purchase Agreement is contemplated by Syros.

4.25    No Other Representations or Warranties. Syros hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Syros, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Article III (in each case as qualified and limited by the Company Disclosure Schedule)) none of Syros, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

CONDUCT OF BUSINESSES

5.1    Covenants of Tyme. Except as set forth in Section 5.1 of the Tyme Disclosure Schedule (or as disclosed in any Tyme SEC Report) or as expressly provided herein or as consented to in writing by Syros (which consent shall not be unreasonably withheld, conditioned or delayed), or to the extent necessary to comply with any COVID-19 Measures, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Tyme shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), comply with applicable laws, rules and regulations, and maintain and preserve its and each of its Subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Tyme Disclosure Schedule (or as disclosed in any Tyme SEC Report) or as expressly provided herein, or to the extent necessary to comply with any COVID-19 Measures, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Tyme shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Syros (which consent shall not, in the case of the actions set forth in clauses (k) and (l) of this Section 5.1, be unreasonably withheld, conditioned or delayed):

(a)    (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Tyme to its parent); (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (iii), from former employees, directors and consultants in accordance with Tyme Stock Plans in effect on the date of this Agreement providing for the repurchase of shares at no or nominal consideration in connection with any termination of services to Tyme or any of its Subsidiaries (or as part of a cashless exercise or to settle tax obligations with respect to the exercise of Tyme Options or Tyme Warrants outstanding on the date of this Agreement);

(b)    issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Tyme Common Stock upon the exercise of Tyme Options or Tyme Warrants outstanding on the date of this Agreement and set forth in Section 3.2(c) or Section 3.2(d) of the Tyme Disclosure Schedule in accordance with their present terms (including cashless exercises);

(c)    amend its certificate of incorporation, bylaws or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new Subsidiary or acquire any equity interest or other interest in any other person;

(d)    acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to Tyme and its Subsidiaries, taken as a whole;

(e)    whether or not in the Ordinary Course of Business, sell, lease, license, pledge, or otherwise dispose of or encumber any material properties or assets of Tyme or of any of its Subsidiaries;

(f)    whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Tyme and its Subsidiaries, taken as a whole (including any accounts, leases, contracts or Intellectual Property or any assets or the stock of any of its Subsidiaries, but excluding the sale or license of products in the Ordinary Course of Business);

(g)    (i) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness that existed as of the date of the Tyme Balance Sheet to the extent reflected on the Tyme Balance Sheet or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Tyme or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of Tyme in the Ordinary Course of Business pursuant to Tyme Employee Plans) or capital contributions to, or investment in, any other person, other than Tyme or any of its direct or indirect wholly owned Subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect Tyme or its Subsidiaries against fluctuations in commodities prices or exchange rates;

(h)    make any capital expenditures or other expenditures with respect to property, plant or equipment for Tyme and its Subsidiaries, taken as a whole, other than as set forth in Tyme’s budget for capital expenditures previously made available to Syros or the specific capital expenditures disclosed and set forth in Section 5.1(h) of the Tyme Disclosure Schedule;

(i)    make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(j)    except (i) in the Ordinary Course of Business or (ii) in connection with terminations of any contract not expected to continue after Closing or as a result of the expiration of any contract that expires in accordance with terms, (A) modify or amend in any material respect, or terminate, any material contract or agreement to which Tyme or any of its Subsidiaries is party, or (B) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Tyme of any of its Subsidiaries);

(k)    except in the Ordinary Course of Business, (i) enter into any material contract or agreement relating to the rendering of services or the distribution, sale or marketing by third parties of the products, of, or products licensed by, Tyme or any of its Subsidiaries or (ii) license any material Intellectual Property rights to or from any third party;

(l)    except as required to comply with applicable Law or required by a Tyme Employee Plan, (i) take any action with respect to, adopt, enter into, terminate (other than terminations for cause) or amend any

Tyme Employee Plan (or any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Tyme Employee Plan had it been in effect on the date of this Agreement) or any collective bargaining agreement, (ii) increase in any material respect the compensation or fringe benefits of, or pay any material bonus to, any director, officer, employee or consultant (except for annual increases of the salaries of non-officer employees in the Ordinary Course of Business), (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity or equity-based incentive awards, (iv) pay any material benefit not provided for as of the date of this Agreement under any Tyme Employee Plan, (v) grant any awards under any Tyme Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Tyme Employee Plan had it been in effect on the date of this Agreement), or (vi) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any Tyme Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Tyme Employee Plan had it been in effect on the date of this Agreement);

(m)    make or change any material Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any material Tax liability, claim or assessment, surrender any right to claim a refund of material Taxes, or amend any income or other material Tax Return;

(n)    commence any offering of shares of Tyme Common Stock pursuant to any employee stock purchase plan;

(o)    initiate, compromise or settle any material litigation or arbitration proceeding;

(p)    open any facility or office, or close any facility or office without prior consultation with Syros;

(q)    fail to use commercially reasonable efforts to maintain insurance at levels substantially comparable to levels existing as of the date of this Agreement;

(r)    fail to pay accounts payable and other obligations in the Ordinary Course of Business;

(s)    suspend any clinical trials sponsored by Tyme or involving any products marketed or in development by Tyme; or

(t)    authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Tyme in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

5.2    Covenants of Syros. Except as set forth in Section 5.2 of the Syros Disclosure Schedule (or as disclosed in any Syros SEC Report) or as expressly provided herein or as consented to in writing by Tyme (which consent shall not be unreasonably withheld, conditioned or delayed), or to the extent necessary to comply with any COVID-19 Measures, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Syros shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), comply with applicable laws, rules and regulations, and, maintain and preserve its and each of its Subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 5.2 of the Syros Disclosure Schedule (or as disclosed in any Syros SEC Report) or as expressly provided herein, or to the extent necessary to comply with any COVID-19 Measures, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Syros shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Tyme (which consent shall not, in the case of the actions set forth in clauses (k) and (l) of this Section 5.2, be unreasonably withheld, conditioned or delayed):

(a)    (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stocks (other than dividends and distributions by a direct or indirect wholly owned subsidiary of Syros to its parent), (ii) except as contemplated by the Syros Authorized Stock Increase, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (iii), from former employees, directors and consultants in accordance with Syros Stock Plans in effect on the date of this Agreement providing for the repurchase of shares at no or nominal consideration in connection with any termination of services to Syros or any of its Subsidiaries;

(b)    Except pursuant to the Securities Purchase Agreement, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (in each case other than the issuance of shares of Syros Common Stock upon the exercise of Syros Stock Options or warrants of Syros or the settlement of Syros RSUs outstanding on the date of this Agreement in accordance with their present terms (including cashless exercises));

(c)    except as contemplated by the Syros Authorized Stock Increase, amend its certificate of incorporation, bylaws or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new Subsidiary or acquire any equity interest or other interest in any other person;

(d)    acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets, except for purchases of inventory and raw materials in the Ordinary Course of Business, that are material, in the aggregate, to Syros and its Subsidiaries, taken as a whole;

(e)    except in the Ordinary Course of Business and except as contemplated by Section 5.2, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of Syros or of any of its Subsidiaries;

(f)    whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Syros and its Subsidiaries, taken as a whole (including any accounts, leases, contracts or Intellectual Property or any assets or the stock of any of its Subsidiaries, but excluding the sale or license of products in the Ordinary Course of Business);

(g)    (i) incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Syros or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of Syros in the Ordinary Course of Business pursuant to Syros Employee Plans)

or capital contributions to, or investment in, any other person, other than Syros or any of its direct or indirect wholly owned Subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect Syros or its Subsidiaries against fluctuations in commodities prices or exchange rates;

(h)    make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $500,000 in the aggregate for Syros and its Subsidiaries, taken as a whole, other than as set forth in Syros’ budget for capital expenditures previously made available to Tyme or the specific capital expenditures disclosed and set forth in Section 5.2 of the Syros Disclosure Schedule;

(i)    make any changes in accounting methods, principles or practices, except insofar as may have been required by the SEC or a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(j)    except (i) in the Ordinary Course of Business or (ii) for terminations as a result of the expiration of any contract that expires in accordance with its terms, (A) modify or amend in any material respect, or terminate, any material contract or agreement to which Syros or any of its Subsidiaries is party, or (B) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Syros of any of its Subsidiaries);

(k)    terminate the Securities Purchase Agreement or make any amendment, modification or waiver with respect to the Securities Purchase Agreement that would have the effect of (i) decreasing the price per share issuable thereunder, (ii) increasing the warrant coverage, lowering the warrant exercise price, extending the warrant term, or otherwise modifying the terms of the warrants issuable thereunder in a manner adverse to Syros or Tyme, (iii) increasing the gross proceeds to be realized from such Financing or reducing the amount of the gross proceeds to be realized from such Financing to an amount less than $100,000,000, (iv) conditioning or delaying consummation of the Financing, (v) preventing the Intended Tax Treatment, or (vi) any other change that would be material and adverse to Tyme or Syros;

(l)    except in the Ordinary Course of Business, (i) enter into any material contract or agreement relating to the rendering of services or the distribution, sale or marketing by third parties of the products, of, or products licensed by, Syros or any of its Subsidiaries or (ii) license any material Intellectual Property rights to or from any third party;

(m)    other than in the Ordinary Course of Business, as required to comply with applicable Law or as required by a Syros Employee Plan, (i) take any action with respect to, adopt, enter into, terminate (other than terminations for cause) or amend any Syros Employee Plan (or any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Syros Employee Plan had it been in effect on the date of this Agreement) or any collective bargaining agreement, (ii) increase in any material respect the compensation or fringe benefits of, or pay any material bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity or equity-based incentive awards, (iv) pay any material benefit not provided for as of the date of this Agreement under any Syros Employee Plan, (v) grant any awards under any Syros Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Syros Employee Plan had it been in effect on the date of this Agreement), or (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Syros Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Syros Employee Plan had it been in effect on the date of this Agreement);

(n)    make or change any material Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any material Tax liability, claim or assessment, surrender any right to claim a refund of material Taxes, or amend any income or other material Tax Return;

(o)    commence any offering of shares of Syros Common Stock pursuant to any employee stock purchase plan;

(p)    initiate, compromise or settle any material litigation or arbitration proceeding;

(q)    open or close any facility or office;

(r)    fail to use commercially reasonable efforts to maintain insurance at levels substantially comparable to levels existing as of the date of this Agreement;

(s)    suspend any clinical trials sponsored by Syros or involving any products marketed or in development by Syros;

(t)    fail to pay accounts payable and other obligations in the Ordinary Course of Business; or

(u)    authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Syros in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

5.3    Confidentiality. The parties acknowledge that Syros and Tyme have previously executed a confidentiality agreement, dated as of April 8, 2022 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

5.4    Pre-Closing Legacy Asset Transactions. Tyme may, with the prior written consent by Syros (which consent shall not be unreasonably withheld, conditioned or delayed), sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of Tyme’s non-cash assets set forth in Section 5.4 of the Tyme Disclosure Schedule prior to or concurrent with the Closing, provided that, to the extent required under the DGCL, such transaction is approved by the stockholders of Tyme. Any proceeds of such disposition may be distributed as a dividend to Tyme’s stockholders as of a record date prior to the Closing or retained and included in the calculation of Tyme Net Cash (provided that cash proceeds in excess of $5 million that are retained by Tyme as of the Closing Date shall not result in an increase to Tyme Net Cash).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    No Solicitation

(a)    No Solicitation or Negotiation. Except as expressly permitted by this Section 6.1, until the Effective Time, each of Tyme, Syros and their respective Subsidiaries shall not, and each of Tyme and Syros shall use reasonable best efforts to cause their respective directors, officers, members, employees, agents, attorneys, consultants, contractors, accountants, financial advisors and other authorized representatives (“Representatives”) not to, directly or indirectly:

(i)    solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)    enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than Syros or Tyme, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Authority) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(iii)    take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

(iv)    publicly propose to do any of the foregoing described in clauses (i) through (iii).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 6.1(c), prior to the Specified Time, each of Syros and Tyme may (A) furnish non-public information with respect to Syros and its Subsidiaries or Tyme and its Subsidiaries, as the case may be, to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such Acquisition Proposal; provided, (x) that either Tyme or Syros (as applicable) receives from the Qualified Person an executed confidentiality agreement on the terms not less restrictive than exist in the Confidentiality Agreement and continuing additional provisions that expressly permit such party to comply with this terms of this Section 6.1 (a copy of which shall be provided to the other party), (y) the party seeking to take the actions set forth in (A) and (B) has not otherwise materially breached this Section 6.1 with respect to such Acquisition Proposal or the person making such Acquisition Proposal, and (z) the Tyme Board or Syros Board (as applicable) has determined (after consultation with its outside financial advisors and outside legal counsel) that the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law. It is understood and agreed that any violation of the restrictions in this Section 6.1 (or action that, if taken by Syros or Tyme, as applicable, would constitute such a violation) by any Representatives of Syros or Tyme shall be deemed to be a breach of this Section 6.1 by Syros or Tyme, as applicable.

(b)    No Change in Recommendation or Alternative Acquisition Agreement.

Prior to the Effective Time:

(i)    (A) Tyme Board shall not, except as set forth in this Section 6.1, withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Tyme Board with respect to the Merger, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement or propose publicly to approve, adopt or recommend any Acquisition Proposal (a “Tyme Board Recommendation Change”) and (B) the Syros Board shall not, except as set forth in this Section 6.1, withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Syros Board with respect to the Share Issuance or Syros Authorized Stock Increase, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement or propose publicly to approve, adopt or recommend any Acquisition Proposal (a “Syros Board Recommendation Change”);

(ii)    each of Syros and Tyme shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)); and

(iii)    each of the Syros Board and the Tyme Board, and each committee thereof, shall not, except as set forth in this Section 6.1, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 6.1), at any time prior to the Specified Time, the Syros Board or the Tyme Board, as the case may be, may effect a Syros Board Recommendation Change or Tyme Board Recommendation Change, as the case may be, (A) with respect to a Superior Proposal or (B) in response to an Intervening Event (in the case of either clause (A) or clause (B)) if: (i) such board of directors shall have determined (after consultation with its outside financial advisors and outside legal counsel) that the failure to effect such Syros Board Recommendation Change or Tyme Board Recommendation Change, as applicable, would be inconsistent with its fiduciary obligations under applicable law; (ii) such party has provided at least four Business Days prior written notice to the other party that it intends to effect a Syros Board Recommendation Change or Tyme Board Recommendation Change, as applicable, including a description in reasonable detail of the reasons for such recommendation change (and, with respect to a Superior Proposal, written copies of any relevant proposed transactions agreements with any party making such Superior Proposal (including the identity of the person making such Superior Proposal)) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not in and of itself constitute a Syros Board Recommendation Change or Tyme Board Recommendation Change for purposes of this Agreement); (iii) such party has complied in all material respects with the requirements of this Section 6.1 in connection with such potential Superior Proposal or Intervening Event (including, for the avoidance of doubt, in respect of a Superior Proposal, such proposal did not result from a material breach of this Section 6.1); and (iv) if the other party shall have delivered to such party a written, binding and irrevocable offer to alter the terms or conditions of this Agreement during the four Business Day period referred to in clause (ii) above, such party’s board of directors shall have determined (after consultation with its outside financial advisors and outside legal counsel), after considering the terms of such offer by the other party, that the failure to effect a Syros Board Recommendation Change or Tyme Board Recommendation Change, as the case may be, would be inconsistent with its fiduciary duties under applicable Law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration such party’s stockholders would receive as a result of such potential Superior Proposal), such party shall be required to provide the other party with notice of such material amendment and there shall be a new two Business Day period following such notification during which the parties shall comply again with the requirements of this Section 6.1(b) and the board of directors of such party shall not make a Syros Board Recommendation Change or Tyme Board Recommendation Change, as applicable, prior to the end of any such period as so extended.

(c)    Notices of Proposals. Each party will as promptly as reasonably practicable (and in any event within twenty four (24) hours after receipt) (i) notify the other party of its receipt of any actual or potential Acquisition Proposal and (ii) provide to the other party a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the person making such Acquisition Proposal, and copies of all written communications with such person with respect to such actual or potential Acquisition Proposal. Such party in receipt of an Acquisition Proposal shall notify the other party, in writing, of any decision of its board of directors as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to such to any person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty four (24) hours after such determination was reached). Such party in receipt of an Acquisition Proposal will (A) provide the other party with written notice setting forth such information as is reasonably necessary to keep such other party informed of the material terms of any such Acquisition Proposal and of any material amendments or modifications thereto, (B) keep such other party informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal submitted to such party (and in any event within twenty four (24) hours following any such changes), including by providing a copy of all written proposals and a summary of all oral proposals or material oral modifications to an earlier written proposal, in each case relating to any Acquisition Proposal, (C) prior to, or substantially concurrently with, the provision of any non-public information of such party to any such person, provide such information the other party (including by posting such information to an electronic data room), to the extent such information has not previously been made available the other party, and (D) promptly (and in any event within twenty four (24) hours of such determination) notify the other party of any determination by such party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal.

(d)    Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit Tyme or Syros or their respective Boards of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Tyme or Syros or their respective Boards of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Tyme or Syros, as applicable, is unable to take a position with respect to the bidder’s tender offer unless the applicable Board of Directors determines after consultation with its outside financial advisors and outside legal counsel, that such statement would be inconsistent with its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Tyme Board Recommendation Change or Syros Board Recommendation Change, as applicable, unless the respective Board of Directors expressly publicly reaffirms its recommendation for the Merger and the other Contemplated Transactions within five (5) Business Days after being requested in writing to do so by the other party, it being understood that any such request in writing by the other party may only be made once by each party with respect to a particular disclosure.

(e)    Cessation of Ongoing Discussions. Each of Syros and Tyme shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of any party hereto under the other provisions of this Section 6.1. Syros and Tyme will each immediately revoke or withdraw access of any person (other than Syros, Tyme and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to Syros and request from each third party (other than Syros, Tyme and their Representatives) the prompt return or destruction of all non-public information with respect to Syros or Tyme, as applicable, previously provided to such person.

(f)    Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)    “Acquisition Proposal” means, with respect to Syros or Tyme, (a) any inquiry, proposal or offer for a merger, consolidation, conversion, dissolution, sale of substantial assets, recapitalization, share exchange, tender offer or other business combination involving such party and its Subsidiaries (other than mergers, consolidations, conversions, recapitalizations, share exchanges or other business combinations involving solely such party and/or one or more Subsidiaries of such party), (b) any proposal for the issuance by such party of 15% or more of its equity securities or (c) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of such party and its Subsidiaries, in each case other than the Contemplated Transactions (including the Financing).

(ii)    “Intervening Event” means a material Effect (other than any Effect resulting from a material breach of this Agreement or the Securities Purchase Agreement by the party seeking to claim an Intervening Event) that (a) was not known to or reasonably foreseeable by the Syros Board (with respect to Syros) or the Tyme Board (with respect to Tyme) (or, to the extent known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable) and (b) does not relate to an Acquisition Proposal; provided, however, the receipt, existence or terms of an Acquisition Proposal or Superior Proposal or any matter relating thereto shall not constitute an Intervening Event.

(iii)    “Qualified Person” means any person making an unsolicited Acquisition Proposal that the Syros Board or the Tyme Board, as applicable, determines in good faith (after consultation with outside counsel and its financial advisors) is, or would reasonably be expected to lead to, a Superior Proposal, and such Acquisition Proposal has not resulted from a material breach by Syros or Tyme, as applicable, of its obligations under Section 6.1(a).

(iv)    “Specified Time” means the earliest to occur of (a) the Effective Time, (b) either (I) in the case of Syros, the date on which the stockholders of Syros shall have approved the Required Syros Voting

Proposal or (II) in the case of Tyme, the date on which the stockholders of Tyme shall have approved the Tyme Voting Proposal and (c) the time at which this Agreement is terminated in accordance with the terms hereof.

(v)    “Superior Proposal” means, with respect to Syros or Tyme, any bona fide, unsolicited written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of such party and its Subsidiaries, pursuant to a tender or exchange offer, a merger, consolidation, conversion, business combination or recapitalization or a sale or exclusive license of its assets, on terms which the board of directors of such party determines in its good faith judgment to be more favorable to the holders of such party’s capital stock than the Contemplated Transactions (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the other party hereto to amend the terms of this Agreement) that the board of directors of such party determines to be relevant and all financial, regulatory, legal and other aspects of such proposal that board of directors of such party determines to be relevant (including the likelihood and timing of consummation (as compared to the Contemplated Transactions)); provided, however, an upsized or modified Financing or any private placement or offering of securities for cash or similar cash-raising transaction by Syros shall not be considered a Superior Proposal.

6.2    Proxy Statement/Prospectus; Registration Statement.

(a)    As promptly as practical after the execution of this Agreement, Syros and Tyme shall jointly prepare and cause to be filed with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Tyme, Merger Sub and Syros shall (i) provide to the other parties as promptly as practical all information, including financial statements and descriptions of its business and financial condition, as Syros as such other parties may reasonably request for preparation of the Registration Statement and the Proxy Statement/Prospectus and (ii) cause the timely cooperation of its independent public accountants in connection with the preparation and filing of the Registration Statement and the Proxy Statement/Prospectus, including by causing such accountants to provide a consent to the inclusion of such accountant’s reports in respect of the financial statements of the applicable party in the Registration Statement and/or in the Proxy Statement/Prospectus (as applicable) and to the reference to such accountant firm as an “expert” therein. Each of Tyme, Merger Sub and Syros shall respond to any comments of the SEC and Syros shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of Tyme and Syros shall cause the Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act.

(b)    Each of Tyme and Syros shall (i) inform the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any filing pursuant to Section 6.2(a) or for additional information; and (ii) supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any filing pursuant to Section 6.2(a); and (iii) use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Registration Statement, the Proxy Statement/Prospectus or any filing pursuant to Section 6.2(a). Each of Tyme and Syros shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC under this Section 6.2 to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder. Whenever either Syros or Tyme shall become aware of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any filing pursuant to Section 6.2(a), Syros or Tyme, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Syros and Tyme, such amendment or supplement.

(c)    Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Syros and Tyme shall provide the other a reasonable opportunity to review and comment on such document or response and shall consider in good faith any such comments proposed by the other party. Syros will advise Tyme, promptly after Tyme receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Syros Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(d)    Syros and Tyme shall promptly make all necessary filings with respect to the Merger and the Share Issuance under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

6.3    Nasdaq Listing. Each of Syros and Tyme shall use its commercially reasonable efforts to continue the listing of Syros Common Stock and Tyme Common Stock, respectively, on Nasdaq during the term of this Agreement. Syros shall use its commercially reasonable efforts to cause the shares of Syros Common Stock being issued in connection with the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time, including by filing an initial listing application for the Syros Common Stock on Nasdaq with respect to the shares of Syros Common Stock to be issued pursuant to this Agreement (the “Nasdaq Listing Application”). Tyme shall cooperate with Syros to cause the Nasdaq Listing Application to be approved and shall promptly furnish to Syros all information concerning Tyme and its equityholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.3.

6.4    Access to Information. Subject to compliance with applicable confidentiality obligations owed to third parties in effect as of the date of this Agreement, each of Syros and Tyme shall (and shall cause each of its Subsidiaries to) afford to the other party’s officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of Syros and Tyme shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning its business, properties, assets and personnel as the other party may reasonably request. Each of Syros and Tyme will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.4 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, each of Syros and Tyme shall promptly provide the other party with copies of: (a) unaudited monthly financial statements or management accounts, when available; (b) any written materials or communications sent by or on behalf of such party to its stockholders; (c) any notice, report or other document filed with or sent to, or received from, any Governmental Authority in connection with the Merger or any of the other Contemplated Transactions; and (d) any material notice, report or other document received from any Governmental Authority.

6.5    Stockholder Approval.

(a)    Tyme, acting through the Tyme Company Board, shall take all actions in accordance with applicable law, its certificate of incorporation and bylaws and Nasdaq rules to duly call, give notice of, convene and hold as promptly as practicable, after the declaration of effectiveness of the Registration Statement, the Tyme Stockholders Meeting for the purpose of considering and voting upon the Tyme Voting Proposal. Subject to Section 6.1(b), the Tyme Board shall include in the Proxy Statement/Prospectus the recommendation of the Tyme Board in favor of approval of the Tyme Voting Proposal. Subject to Section 6.1(b), Tyme shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Tyme Voting Proposal. The Tyme Meeting shall be held as promptly as practicable after the effective date of the Registration Statement (on a date selected by Tyme in consultation with Syros) but in no event later than forty-five (45) days after the effective date of the Registration Statement and, to the extent practicable, shall be held on the same day or as close as practicable to the Syros Meeting. If sufficient votes for the approval of the Tyme Voting Proposal have not been obtained as of the close of business on the Business Day prior to the scheduled date of the Tyme Meeting or if necessary to ensure that any supplement or amendment to the joint proxy statement/prospectus is timely provided to holders of Tyme Stock, Tyme shall have the right to adjourn the Tyme Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days in the aggregate from the original date that the Tyme Meeting was scheduled. Unless this Agreement is validly terminated pursuant to Section 8.1, Tyme’s obligation to call, give notice of and hold the Tyme Meeting in accordance with Section 6.5(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, or by any Tyme Board Recommendation Change. Except in the case of a Tyme Board Recommendation Change made in compliance with Section 6.1, Tyme agrees that the Tyme Board shall recommend that the Tyme Stockholders approve the Tyme Voting Proposal and Tyme shall include such recommendation in the Proxy Statement/Prospectus. Except in the case of a Tyme Board Recommendation Change made in compliance with Section 6.1, Tyme shall use its reasonable best efforts to solicit from the Tyme Stockholders proxies in favor of the Tyme Voting Proposal and shall take all other action necessary or advisable to secure the approvals of the stockholders of Tyme. Tyme shall ensure that all proxies solicited in connection with the Tyme Meeting are solicited in material compliance with all applicable laws. Without limiting the generality of the foregoing, Tyme agrees that unless this Agreement is terminated in accordance with Section 8.1, Tyme shall not (i) cause or permit Tyme or any of its Subsidiaries to execute or enter into any definitive agreement with respect to an Acquisition Proposal or (ii) submit the approval or adoption of any Acquisition Proposal or any definitive agreement with respect to such Acquisition Proposal to a vote of its stockholders.

(b)    Syros, acting through the Syros Board, shall take all actions in accordance with applicable law, its certificate of incorporation and bylaws and Nasdaq rules to duly call, give notice of, convene and hold as promptly as practicable, after the declaration of effectiveness of the Registration Statement, the Syros Stockholders Meeting for the purpose of considering and voting upon the Required Syros Voting Proposal and the Other Syros Voting Proposals. Subject to Section 6.1(b), the Syros Board shall include in the Proxy Statement/Prospectus the recommendation of the Syros Board in favor of approval of the Required Syros Voting Proposal and the Other Syros Voting Proposals. Subject to Section 6.1(b), Syros shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Required Syros Voting Proposal and the Other Syros Voting Proposals. The Syros Meeting shall be held as promptly as practicable after the effective date of the Registration Statement (on a date selected by Syros in consultation with Tyme) but in no event later than forty-five (45) days after the effective date of the Registration Statement and, to the extent practicable, shall be held on the same day or as close as practicable to the Tyme Meeting. If sufficient votes for the approval of the Required Syros Voting Proposal and the Other Syros Voting Proposals have not been obtained as of the close of business on the Business Day prior to the scheduled date of the Syros Meeting or if necessary to ensure that any supplement or amendment to the joint proxy statement/prospectus is timely provided to holders of Tyme Stock, Syros shall have the right to adjourn the Syros Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days in the aggregate from the original date that the Syros Meeting was scheduled. Unless this Agreement is validly terminated pursuant to Section 8.1, Syros’ obligation to call, give notice of and hold the Syros Meeting in accordance with Section 6.5(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, or by any Syros Board Recommendation Change. Except in the case of a Syros Board Recommendation Change made in compliance with Section 6.1, Syros agrees that the Syros Board shall recommend that the Syros Stockholders approve the Required Syros Voting Proposal and the Other Syros Voting Proposals and Syros shall include such recommendation in the Proxy Statement/Prospectus. Except in the case of a Syros Board Recommendation Change made in compliance with Section 6.1, Syros shall use its reasonable best efforts to solicit from the Syros Stockholders proxies in favor of the Required Syros Voting Proposal and the Other Syros Voting Proposals and shall take all other action necessary or advisable to secure the approvals of the stockholders of Syros. Syros shall ensure that all proxies solicited in connection with the Syros Meeting are solicited in material compliance with all applicable laws. Syros, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger. Without limiting the generality of the foregoing, Syros agrees that unless this Agreement is terminated in accordance with Section 8.1, Syros shall not (i) cause or permit Syros or any of its Subsidiaries to execute or enter into any definitive agreement with respect to an Acquisition Proposal or (ii) submit the approval or adoption of any Acquisition Proposal or any definitive agreement with respect to such Acquisition Proposal to a vote of its stockholders.

(c)    Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 8.1.

6.6    Legal Conditions to Merger.

(a)    Subject to the terms hereof, including Section 6.6(b), Tyme and Syros shall each use commercially reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Contemplated Transactions as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Tyme or Syros or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Contemplated Transactions, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, and (B) any other applicable law and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Tyme and Syros shall reasonably cooperate with each other in connection with the making of all such filings. Tyme and Syros shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the Contemplated Transactions. For the avoidance of doubt, Syros and Tyme agree that nothing contained in this Section 6.6(a) shall modify or affect their respective rights and responsibilities under Section 6.6(b).

(b)    Each of Tyme and Syros shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the Contemplated Transactions, (ii) disclosed or required to be disclosed in the Tyme Disclosure Schedule or the Syros Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that may have a Tyme Material Adverse Effect or a Syros Material Adverse Effect from occurring prior to or after the Effective Time.

6.7    Public Disclosure.

(a)    The initial press release with respect to the execution of this Agreement will be a joint press release in form and substance acceptable to Syros and Tyme, respectively. Thereafter, so long as this Agreement is in effect, neither Syros nor Tyme, nor any of their respective Affiliates, will issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement without the prior consent of the other such party (such consent not to be unreasonably withheld, conditioned or delayed), unless such party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange to issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement, in which event such party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement in advance and will give due consideration to all reasonable additions, deletions or changes suggested thereto.

(b)    Notwithstanding the foregoing provisions of this Section 6.7, (1) each of Syros and Tyme may make press releases or public announcements concerning this Agreement, the Merger and the other Contemplated

Transactions that consists solely of information previously disclosed in all material respects in previous press releases or announcements made by Syros and/or Tyme in compliance with this Section 6.7 and (2) each of Syros and Tyme may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, and may make internal announcements to employees, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made by Syros and/or Tyme in compliance with this Section 6.7 and do not reveal material, nonpublic information regarding the other parties, this Agreement, the Merger or the other Contemplated Transactions.

(c)    Section 6.7 shall not apply to or limit communications with respect to any Acquisition Proposal, Superior Proposal, Recommendation Change Notice, Syros Board Recommendation Change or Tyme Board Recommendation Change.

6.8    Indemnification.

(a)    From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Syros and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Tyme, Syros or any of their respective Subsidiaries (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, employee or agent of Tyme, Syros or any of their respective Subsidiaries, or, while a director or officer of Tyme, Syros or any of their respective Subsidiaries, is or was serving at the request of Tyme, Syros or any of their respective Subsidiaries as a director, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by applicable law. Each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Syros and the Surviving Corporation following receipt by Syros or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advance of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Tyme and Syros immediately prior to the Effective Time.

(b)    Syros shall either (i) maintain in force for at least six years after the Closing a policy or (ii) purchase a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Syros’ existing directors’ and officers’ insurance policies, in each case, providing directors’ and officers’ liability coverage of Syros’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Syros’ existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Syros by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Merger).

(c)    Syros shall either (i) maintain in force for at least six years after the Closing a policy or (ii) purchase a six-year prepaid “D&O tail policy” for the non-cancellable extension of Tyme’s existing policy, in each case, providing directors’ and officers’ liability coverage of Tyme’s existing directors’ and officers’

insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Tyme’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Tyme by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Merger). All premiums with respect to any such insurance shall be paid or reimbursed by Syros and shall not reduce Tyme Net Cash.

(d)    Syros shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by a person in successfully enforcing such person’s rights provided in this Section 6.8.

(e)    Syros and Tyme agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of Syros, Tyme or any of their respective Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organization documents or in any agreement in existence immediately prior to the Effective Time shall survive the Merger and shall continue in full force and effect. The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current officers and directors of Syros, Tyme or any of their respective Subsidiaries by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their representatives. The obligations set forth in this Section 6.8 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person, or any person who is a beneficiary under the policies referred to in this Section 6.8 and their heirs and representatives, without the prior written consent of such affected Indemnified Person or other person.

(f)    If the Surviving Corporation or Syros or any of their respective successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such person shall assume all of the obligations of such person set forth in this Section 6.8.

(g)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Tyme, Syros or any of their respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

6.9    Notification of Certain Matters. Syros shall give prompt notice to Tyme, and Tyme shall give prompt notice to Syros, upon becoming aware of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) (i) any representation or warranty of such party contained in this Agreement that is qualified as to materiality to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case, at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of Syros and Merger Sub or Tyme, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

6.10    Employee Matters.

(a)    Communications. Syros and Tyme will use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to its employees or other individual service providers regarding this Agreement, the Merger or the effects thereof on the employment or service, compensation or benefits of its employees or other individual service providers.

(b)    Severance. Prior to Closing, Tyme may enter into agreements with Tyme Associates providing for discretionary severance pay or severance benefits or short-term retention (beyond that required under existing Contracts) in an aggregate amount not to exceed $600,000 (which obligations shall be taken into account as a reduction to Tyme Net Cash). Any severance pay or severance benefits payable to Tyme Associates pursuant to any employment agreement, change in control agreement, or other separation agreement or plan in effect immediately prior to the Effective Time as a result of any separation from service occurring within 12 months of the Closing Date shall, to the maximum extent permitted by Code Section 409A, be paid in lump sum as soon as practicable following the date of such separation from service, provided that the Tyme Associate consents to the lump sum severance payment (to the extent required) and otherwise satisfies the eligibility requirements for severance pay or severance benefits under the terms of the applicable agreement, instrument or plan.

(c)    Extension of Exercise Period for Certain Tyme Options. In consideration for each person set forth on Section 6.10(c) of the Tyme Disclosure Schedule entering into a cooperation agreement in form and substance satisfactory to Tyme and Syros (which cooperation agreement will include a commitment to provide cooperation and assistance in connection with the Contemplated Transactions until the date that is 90 days after Closing and include customary confidentiality and non-disparagement provisions), Tyme and Syros shall take such action as may be necessary to provide that the post-separation exercise period of any Tyme Options having an exercise price of less than $2.00 per share of Company Common Stock held by such person be extended, to the maximum extent permitted by Code Section 409A, to two years following such person’s separation from service, or, if earlier, the original expiration date of such Tyme Option.    Furthermore, Syros shall reasonably cooperate with Tyme to provide that any such person who is providing service to Tyme as of immediately prior to the Closing is a Continuing Service Provider.

6.11    FIRPTA Tax Certificates. On or prior to the Closing, Tyme shall deliver to Syros a properly executed certification that shares of Tyme Capital Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Syros with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations. If Syros does not receive the certification and notice described above on or before the Closing Date, Syros shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding tax under Section 1445 of the Code.

6.12    State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the Contemplated Transactions, the parties hereto shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

6.13    Security Holder Litigation. Notwithstanding anything to the contrary herein, (a) Syros shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the other Contemplated Transactions brought by any stockholder or any holder of other securities of Syros against Syros and/or its directors or officers, provided that Syros shall give Tyme the opportunity to participate in the defense of any such litigation and shall not settle any such litigation (other than any settlement not requiring the payment of any amount to any third party in excess of the retentions or deductibles under any applicable insurance policies of Syros) without the prior written consent of Tyme (which consent shall not be unreasonably withheld, conditioned or delayed), and (b) Tyme shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the other Contemplated Transactions brought by any stockholder or any holder of other securities of Tyme against Tyme and/or its directors or officers, provided that Tyme shall give Syros the opportunity to participate in the defense of any such litigation and shall not settle any such litigation

(other than any settlement not requiring the payment of any amount to any third party in excess of the retentions or deductibles under any applicable insurance policies of Tyme) without the prior written consent of Syros (which consent shall not be unreasonably withheld, conditioned or delayed).

6.14    Section 16 Matters. Prior to the Effective Time, Syros shall take all such steps as may be required to cause any acquisitions of Syros Common Stock (and any options to purchase the same) in connection with this Agreement and the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Syros following the Merger, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15    Calculation of Tyme Net Cash.

(a)    Not less than five (but no more than seven) calendar days prior to the anticipated date for the Tyme Meeting (the “Anticipated Closing Date”), Tyme will deliver to Syros a schedule (the “Tyme Net Cash Schedule”) setting forth, in reasonable detail, Tyme’s good faith, estimated calculation of its Net Cash (“Tyme Net Cash”) prepared and certified by Tyme’s Chief Financial Officer or Chief Accounting Officer (or if there is no Chief Financial Officer or Chief Accounting Officer, the Chief Executive Officer of Tyme). Tyme shall make available to Syros, as requested by Syros, the work papers and back-up materials used or useful in preparing the Tyme Net Cash Schedule and, if requested by Syros, Tyme’s accountants and counsel at reasonable times and upon reasonable notice.

(b)    On the fourth calendar day following the delivery of the Tyme Net Cash Schedule pursuant to Section 6.15(a), the Tyme Net Cash Schedule shall become final and binding on all parties to this agreement unless on or prior to the third calendar day following such delivery Syros disputes such Net Cash Schedule by delivering, in good faith, a written notice to Tyme describing in reasonable detail each item in dispute and Syros’ proposed revisions to such Net Cash Schedule (a “Dispute Notice”).

(c)    If representatives of Syros and Tyme are unable to negotiate an agreed-upon determination of any items timely disputed in a Dispute Notice within three days after delivery of such Dispute Notice, then any such disputed items shall be referred to an independent auditor of recognized national standing jointly selected by Syros and Tyme (the “Accounting Firm”), each acting reasonably and as quickly as possible. Syros shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the relevant Net Cash Schedule(s), and Syros and Tyme shall use reasonable best efforts to cause the Accounting Firm to make its determination as soon as possible and within seven (7) calendar days of accepting its selection. Tyme and Syros shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a representative of each of Tyme and Syros. The determination of the Accounting Firm shall be limited to the items in dispute submitted to the Accounting Firm and limited to applying the definition of Net Cash as set forth herein. Any determination of the amount of Tyme Net Cash made by the Accounting Firm shall be made in writing delivered to each of Syros and Tyme, shall be final and binding on the parties hereto and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Tyme Net Cash, as applicable, for all purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 6.15(c). The fees and expenses of the Accounting Firm shall be allocated between Syros and Tyme in the same proportion that the disputed amount of Tyme Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Tyme Net Cash. If this Section 6.15(c) applies as to the determination of Tyme Net Cash, upon resolution of the matter in accordance with this Section 6.15(c), the parties shall not be required to determine Tyme Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Tyme or Syros may request a redetermination of Tyme Net Cash if the Closing Date is more than thirty calendar days after the Anticipated Closing Date (provided, that, Syros may not request such a redetermination if such delay is due to (x) Syros’ material breach of this Agreement or (y) if such delay is due to the application of this Section 6.15(c) and more than 75% of the items in the Dispute Notice were resolved in Tyme’s favor).

(d)    For purposes of this Agreement:

(i)    “Cash Determination Time” means the close of business as of the Business Day immediately prior to the anticipated Closing Date (the “Anticipated Closing Date”).

(ii)    “Indebtedness” means, with respect to any person, any liabilities of such person or its Subsidiaries (A) for borrowed money, (B) evidenced by bonds, debentures, notes or similar instruments, (C) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (D) in respect of liabilities of others that are secured by (or which the holder of such liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by the person in question whether or not the obligations secured thereby have been assumed, (E) under leases required to be accounted for as capital leases under GAAP (but excluding, for the avoidance of doubt, obligations under the Tyme Real Estate Leases), (F) for any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) elected to be deferred pursuant to Section 2302 of the CARES Act, or (G) guarantees relating to any such liabilities.

(iii)    “Net Cash” means, as of the Cash Determination Time and without duplication, (a) Tyme’s unrestricted free cash, cash equivalents and marketable securities, minus (b) the sum (without duplication) of: (i) all accounts payable, accrued expenses (including accrued tax liabilities) and Tyme’s other short- and long-term liabilities payable in cash (except to the extent such liabilities are with respect to employees that Syros intends to retain and realize the benefit of after Closing (disregarding any cooperation provided pursuant to Section 6.10(b))); (ii) any Transaction Expenses of Tyme or for which Tyme is liable; and (iii) any indebtedness of Tyme; minus (c) any projected liabilities payable in cash associated with the shut-down of any on-going clinical trials of Tyme that will not be continued after the Closing; plus (d) all prepaid Tyme expenses of a type identified on Annex B that may be refunded in cash or used toward satisfying liabilities of Syros or the Surviving Corporation payable in cash; plus (e) the aggregate amount of any costs or expenses, including attorneys’ fees or settlement costs (collectively, “Litigation Losses”), incurred and paid by Tyme prior to the Closing in successfully defending or enforcing its rights with respect to any potential or actual transaction litigation. Each component of Net Cash shall be determined in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of Tyme’s most recent audited financial statements. A sample calculation of Tyme Net Cash and its components is set forth in Annex B for illustrative purposes only.

(iv)    “Transaction Expenses” means, as of the Cash Determination Time and without duplication, the sum of (a) the cash cost (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan) of any change of control, bonus, severance (voluntary or otherwise), retention or similar payments (whether “single trigger” or “double trigger”) that are or become due in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing (taking into account any employment separations actually intended to be effected upon Closing, but excluding liabilities with respect to employees that Syros intends to retain and realize the benefit of after Closing (disregarding any cooperation provided pursuant to Section 6.10(b)), (b) the cash equivalent value of any retention payments that are or become due to any employee of such Person and its Subsidiaries in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing; (c) any costs, fees and expenses incurred by such Person and its Subsidiaries, or for which such Person and its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby and the consummation of the Contemplated Transactions (including the solicitation of proxies) and that are unpaid as of the Closing, including filing fees, brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of proxy solicitors, counsel or accountants payable by such Person and its Subsidiaries; and (d) the cash cost to purchase any warrant that is outstanding as of immediately prior to the Effective Time that, pursuant to its terms, is required to be repurchased upon the consummation of the Contemplated Transactions.

6.16    Corporate Governance. Prior to the Effective Time, Syros shall take all actions necessary to cause one (1) director on the Syros Board as of the Effective Time shall be a designee of Tyme (subject to approval of the Nominating and Governance Committee of Syros in accordance with the Corporate Guidelines of Syros as in effect on the date hereof, such approval not to be unreasonably withheld, conditioned or delayed). Tyme shall identify a nominee that is eligible under the Corporate Guidelines of Syros as in effect on the date hereof and notify Syros of its proposed nominee at least thirty days prior to the Anticipated Closing Date

6.17    Intended Tax Treatment. The parties agree that the transactions described hereunder are intended to qualify for the Intended Tax Treatment. Notwithstanding the foregoing, except for Syros’ representation in Section 4.16(i), Syros makes no representations or warranties to Tyme, any stockholders of Tyme, or any other person regarding the Tax treatment of the Merger or the other transactions contemplated by this Agreement. Tyme acknowledges that it is the responsibility of Tyme and its stockholders to seek Tax advice from their own Tax advisors regarding the Tax treatment to Tyme and its stockholders of the Merger and the other transactions contemplated by this Agreement.

6.18    SM-88 Program. To the extent Tyme’s SM-88 assets are not sold or out-licensed prior to Closing, Syros shall explore and consider in good faith the viability of continuing to develop SM-88 in parallel with Syros’ other drug candidates or the sale or out-license of SM-88, in each case with a view toward maximizing shareholder value.

6.19    Financing.

(a)    Syros shall use its reasonable best efforts to finalize and consummate the Financing, including (i) negotiating any further instruments or agreements necessary to effect to the Financing (the “Financing Agreements”); (ii) satisfying on a timely basis all conditions in the Securities Purchase Agreement that are to be satisfied by Syros; and (iii) enforcing its rights under the Securities Purchase Agreement and any other documents related to the Financing. Syros shall keep Tyme informed on a reasonably current basis in reasonable detail of the status of its efforts to complete the Financing.

(b)    Syros shall not terminate any commitment in the Securities Purchase Agreement or amend or waive any material provisions thereof without the prior written consent of Tyme. Syros shall give Tyme notice immediately following any breach or threatened breach of or any termination or threatened termination by any party of the Securities Purchase Agreement or other documents related to the Financing.

(c)    For the sake of clarity, the obligations of Syros under this Agreement are not contingent upon the availability of the Financing or any other financing.

ARTICLE VII

CONDITIONS TO MERGER

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a)    Stockholder Approvals. The Required Tyme Voting Proposal shall have been approved at the Tyme Meeting by the requisite vote of the stockholders of Tyme under applicable Law and Tyme’s certificate of incorporation. The Required Syros Voting Proposal shall have been approved at the Syros Meeting, at which a quorum is present, by the requisite vote of the stockholders of Syros under applicable Law and stock market regulations.

(b)    Governmental Approvals. Other than the filing of the Certificate of Merger, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any

Governmental Authority in connection with the Merger and the consummation of the other Contemplated Transactions, the failure of which to file, obtain or occur is reasonably likely to have a Syros Material Adverse Effect or a Tyme Material Adverse Effect, shall have been filed, been obtained or occurred on terms and conditions that would not reasonably be likely to have a Syros Material Adverse Effect or a Tyme Material Adverse Effect.

(c)    Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff.

(d)    No Injunctions. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(e)    Nasdaq Notification. (i) The Nasdaq Listing Application shall have been approved, and (ii) the shares of the Syros Common Stock to be issued pursuant to the Share Issuance shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(f)    Net Cash. The Tyme Net Cash shall have been finally determined in accordance with Section 6.15, and such Tyme Net Cash as finally determined shall exceed $50 million as of the Closing Date (excluding, solely for the purpose of this condition, the amount by which such Tyme Net Cash was increased for any Litigation Losses).

7.2    Additional Conditions to the Obligations of Syros and Merger Sub. The obligations of Syros and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by Syros and Merger Sub:

(a)    Representations and Warranties. The representations and warranties of Tyme set forth in this Agreement and in any certificate or other writing delivered by Tyme pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Tyme Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Tyme Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes expressly provided for in this Agreement and (C) where the failure to be true and correct (without regard to any materiality or Tyme Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Tyme Material Adverse Effect); provided, however, that the representations and warranties made by Tyme in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.8(a) shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above; provided, further, that the representations and warranties set forth in Section 3.6(a) and 3.6(c) shall be true and correct except for such inaccuracies as are in the aggregate de minimis.

(b)    Performance of Obligations of Tyme. Tyme shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)    No Tyme Material Adverse Effect. No Tyme Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)    Officers’ Certificate. Syros shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Tyme to the effect that the conditions of Sections 7.2(a), (b) and (c) have been satisfied.

7.3    Additional Conditions to the Obligations of Tyme. The obligation of Tyme to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Tyme:

(a)    Representations and Warranties. The representations and warranties of Syros and Merger Sub set forth in this Agreement and in any certificate or other writing delivered by Syros or Merger Sub pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Syros Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Syros Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes contemplated by this Agreement and (C) where the failure to be true and correct (without regard to any materiality or Syros Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Syros Material Adverse Effect); provided, however, that the representations and warranties made by Syros and Merger Sub in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 and 4.8(a) shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above; provided, further, that the representations and warranties set forth in Section 4.6(a) and 4.6(c) shall be true and correct except for such inaccuracies as are in the aggregate de minimis.

(b)    Performance of Obligations of Syros and Merger Sub. Syros and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c)    No Syros Material Adverse Effect. No Syros Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)    Financing. The Securities Purchase Agreement shall be in full force and effect and all conditions precedent to the Financing shall have been completed in accordance with the terms thereof, except for such conditions as shall have been waived in accordance with the provisions of the Securities Purchase Agreement, and the Financing shall be completed substantially concurrently with the Merger with gross proceeds to Syros of at least $100,000,000.

(e)    Director Nominee. Subject to Tyme’s compliance with the requirements set forth in Section 6.16, a Tyme director nominee shall have been appointed to Syros’ board of directors in accordance with Section 6.16, effective as of Closing.

(f)    Officers’ Certificate. Tyme shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Syros to the effect that the conditions of Sections 7.3(a), (b), (c), and (d) have been satisfied.

7.4    Frustration of Closing Conditions. A party may not rely on the failure of a condition to be satisfied to avoid the Closing if such party’s material breach of this Agreement was a cause of the failure of such condition to be satisfied.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after approval of the Required Tyme Voting Proposal by the stockholders of Tyme or approval of the Required Syros Voting Proposal by the stockholders of Syros:

(a)    by mutual written consent of Syros and Tyme;

(b)    by either Syros or Tyme if the Merger shall not have been consummated by December 31, 2022 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before the Outside Date); provided, that, if as of such date all conditions set forth in Article VII (other than the condition set forth in Section 7.1(g)) have been satisfied or waived, the Outside Date shall automatically be extended until the date that is two (2) Business Days following the final determination of Tyme Net Cash in accordance with Section 6.15;

(c)    by either Syros or Tyme if a Governmental Authority of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of any such order, decree, ruling or other action is attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Effective Time;

(d)    by either Syros or Tyme if at the Syros Meeting (including any adjournment or postponement), at which a vote on the Required Syros Voting Proposal is taken, the requisite vote of the stockholders of Syros in favor of the Required Syros Voting Proposal shall not have been obtained;

(e)    by Syros, if at any time prior to the receipt of the Tyme Stockholder Approval: (i) the Tyme Board shall have failed to include its recommendation to the approval of the Required Tyme Voting Proposal in the Proxy Statement/Prospectus or shall have withdrawn or modified in a manner adverse to Syros its recommendation of the Required Tyme Voting Proposal; (ii) after the receipt by Tyme of an Acquisition Proposal, Syros requests in writing that the Tyme Board publicly reconfirm its recommendation of the Required Tyme Voting Proposal and the Tyme Board fails to do so within ten Business Days after its receipt of Syros’ request; (iii) the Tyme Board (or any committee thereof) shall have approved or recommended to the stockholders of Tyme an Acquisition Proposal (and not withdrawn such approval or recommendation); (iv) a tender offer or exchange offer for outstanding shares of Tyme Capital Stock is commenced (other than by Syros or an Affiliate of Syros), and Tyme Board (or any committee thereof) recommends that the stockholders of Tyme tender their shares in such tender or exchange offer or, within ten Business Days after the commencement of such tender offer or exchange offer, Tyme Board fails to recommend against acceptance of such offer; or (v) Tyme shall have materially and willfully breached its obligations under Section 6.1 or Section 6.5(a) of this Agreement and such breach, if curable, has not been cured as of the effectiveness of such termination and at least five Business Days following delivery of written notice from Syros to Tyme of such breach.

(f)    by Tyme, if at any time prior to the receipt of the Required Syros Stockholder Approval: (i) Syros Board shall have failed to include its recommendation to the approval of the Required Syros Voting Proposal and the Other Syros Voting Proposals in the Proxy Statement/Prospectus or shall have withdrawn or modified in a manner adverse to Tyme its recommendation of the Required Syros Voting Proposal and the Other Syros Voting Proposals; (ii) after the receipt by Syros of an Acquisition Proposal, Tyme requests in writing that the Syros

Board publicly reconfirm its recommendation of the Required Syros Voting Proposal and the Other Syros Voting Proposals and the Syros Board fails to do so within ten Business Days after its receipt of Tyme’s request; (iii) the Syros Board (or any committee thereof) shall have approved or recommended to the stockholders of Syros an Acquisition Proposal (and has not withdrawn such approval or recommendation); (iv) a tender offer or exchange offer for outstanding shares of Syros Common Stock is commenced (other than by Tyme or an Affiliate of Tyme), and Syros Board (or any committee thereof) recommends that the stockholders of Syros tender their shares in such tender or exchange offer or, within ten Business Days after the commencement of such tender offer or exchange offer, Syros Board fails to recommend against acceptance of such offer; or (v) Syros shall have materially and willfully breached its obligations under Section 6.1 or Section 6.5(b) of this Agreement and such breach, if curable, has not been cured as of the effectiveness of such termination and at least five Business Days following delivery of written notice from Tyme to Syros of such breach;

(g)    by Syros, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Tyme, which breach would cause the conditions set forth in Section 7.2(a) or (b) not to be satisfied; provided that neither Syros nor Merger Sub is then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Tyme, as applicable, then this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure until the expiration of a thirty (30) day period commencing upon delivery of written notice from Syros to Tyme of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective;

(h)    by Tyme, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Syros, which breach would cause the conditions set forth in Section 7.3(a) or (b) not to be satisfied; provided that Tyme is not then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Syros, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure until the expiration of a thirty (30) day period commencing upon delivery of written notice from Tyme to Syros of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective; or

(i)    by either Syros or Tyme if at the Tyme Meeting (including any adjournment or postponement), at which a vote on the Required Tyme Voting Proposal is taken, the requisite vote of the stockholders of Tyme in favor of the Required Tyme Voting Proposal shall not have been obtained.

8.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Syros, Tyme, Merger Sub or their respective officers, directors, stockholders or Affiliates; provided that (a) any such termination shall not relieve any party from liability for any knowing and intentional breach of this Agreement, fraud or intentional misconduct and (b) the provisions of Section 5.3 (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses) and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

8.3    Fees and Expenses.

(a)    Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Tyme and Syros shall share equally (i) all fees and expenses of the Exchange Agent, and (ii) all fees and expenses, other than accountant’s and attorneys’ fees, incurred with respect to the printing, filing and mailing of the Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

(b)    Tyme shall pay Syros a termination fee of $2,443,000 (the “Tyme Termination Fee”) in the event of the termination of this Agreement:

(i)    by Syros pursuant to Sections 8.1(e); or

(ii)    by Syros or Tyme, as applicable, pursuant to Sections 8.1(b) or 8.1(g), so long as (A) prior to the Specified Time, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of this Agreement with respect to Tyme and has not withdrawn such Acquisition Proposal; and (B) within 12 months after such termination Tyme enters into a definitive agreement to consummate (which is consummated, whether or not within or after the 12 month period), or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided that for purposes of this Section 8.3(b)(iii), the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

(c)    Syros shall pay Tyme a termination fee of $2,068,000 (the “Syros Termination Fee”) in the event of the termination of this Agreement:

(i)    by Tyme pursuant to Section 8.1(f); or

(ii)    by Syros or Tyme, as applicable, pursuant to Sections 8.1(b) or 8.1(h), so long as (A) prior to the Specified Time, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of this Agreement with respect to Syros and has not withdrawn such Acquisition Proposal; and (B) within 12 months after such termination Syros enters into a definitive agreement to consummate, or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided that for purposes of this Section 8.3(c)(iii), the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

(d)    Any fee due under Section 8.3(b)(i) or 8.3(c)(i) shall be paid by wire transfer of same day funds within one Business Day of the date of termination of this Agreement. Any fee due under Section 8.3(b)(ii) or Section 8.3(c)(ii) shall be paid by wire transfer of same-day funds within two Business Days after the date on which the transaction referenced in clause (B) of such Section 8.3(b)(ii) or Section 8.3(c)(ii), as applicable, is consummated. If one party fails to promptly pay to the other any expense reimbursement or fee due pursuant to this Section 8.3, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the prime rate published in the Wall Street Journal for the relevant period, plus five percent per annum, compounded quarterly, from the date such expense reimbursement or fee was required to be paid.

(e)    The parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the Contemplated Transactions, and that, without these agreements, the parties hereto would not enter into this Agreement. Notwithstanding Section 8.2 or any other provision of this Agreement, payment of the termination fees described in, and under the circumstances provided for in, this Section 8.3 shall constitute the sole and exclusive remedy of Syros or Tyme, as applicable in connection with any termination of this Agreement in the circumstances in which such fees became payable. In the event that Syros or Tyme shall receive the payment of a termination fee under the circumstances provided for in this Section 8.3, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Syros and any of its Affiliates or Tyme and any of its Affiliates, as applicable, or any other person in connection with this

Agreement (and the termination hereof), the Contemplated Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Syros, Merger Sub any of their respective Affiliates or Tyme or any of its Affiliates, as applicable, or any other person, shall be entitled to bring or maintain any other claim, action or proceeding against Syros or Tyme, as applicable, or any of their respective Affiliates arising out of this Agreement, any of the Contemplated Transactions or any matters forming the basis for such termination; provided, however, this Section 8.3(e) shall not relieve either party of any liability for a knowing and intentional breach of this Agreement, fraud or intentional misconduct prior to such termination. For the avoidance of doubt, this Section 8.3(e) shall not limit the right of any party to equitable remedies (including specific performance) prior to the termination of this Agreement.

(f)    The parties hereto acknowledge and agree that (i) in no event shall Tyme be required to pay Tyme Termination Fee on more than one occasion, nor shall Syros be required to pay Syros Termination Fee on more than one occasion and (ii) in each case whether or not such fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

8.4    Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of any of the parties, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5    Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.6    Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment, modification or supplement of this Agreement pursuant to Section 8.4 or an extension or waiver of this Agreement pursuant to Section 8.5 shall, in order to be effective, require action by the respective boards of directors of the applicable parties.

ARTICLE IX

MISCELLANEOUS

9.1    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for the agreements contained in Article I, Article II, Section 6.10, 6.16, 6.17, and 6.18 and this Article IX. This Section 9.1 shall have no effect upon any other obligations of the parties hereto, whether to be performed before or after the consummation of the Merger.

9.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

(a)	if to Syros or Merger Sub, to

Syros Pharmaceuticals, Inc.

35 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

Attention:    Nancy Simonian

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention:    Cynthia T. Mazareas, Esq.

                    Joseph B. Conahan, Esq.

                    Eric P. Hanson, Esq.

Email:          cynthia.mazareas@wilmerhale.com

                  joseph.conahan@wilmerhale.com

                  eric.hanson@wilmerhale.com

Fax:              (617) 526-5000

(b)	if to Tyme, to

Tyme Technologies, Inc.

1 Pluckemin Way – Suite 103

Bedminster, New Jersey 07921

Attention:    James Biehl

Email:          jim.biehl@tymeinc.com

with a copy (which shall not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

Attention:    Elizabeth A. Diffley, Esq.

                Brandon C. Mason, Esq.

Email:          elizabeth.diffley@faegredrinker.com

                 brandon.mason@faegredrinker.com

Fax:             +1 215 988 2757

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.3    Entire Agreement. This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.4    No Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.8 and Section 6.10, and (b) from and after the Effective Time, the rights of the holders of Tyme Common Stock, Tyme Options or Tyme Warrants to receive the consideration due to them pursuant to and in accordance with Article II.

9.5    Assignment. No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.5 is void.

9.6    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.7    Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

9.8    Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to “$” and “dollars” are to the currency of the United States. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Where this Agreement refers to information that was “made available” or “delivered”, that means that such information was either (i) provided directly to Syros or Tyme, as applicable, by the other party, (ii) included in the virtual data rooms established by Syros and Tyme created for the purposes of providing information to the other party in connection with this Agreement at least 24 hours prior to the execution and delivery of this Agreement or (iii) filed with and publicly available on the SEC’s EDGAR system prior to the date of this Agreement. When used in the agreement, (a) “Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors; (b) “Governmental Authority” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal), or (iv) self-regulatory organization (including Nasdaq); (c) “Knowledge” means the actual knowledge (and any knowledge that such person would reasonably be expected to know in the ordinary course of the performance of their employment responsibilities or by making a reasonable inquiry of their direct reports) of any of (i) with respect to Tyme, Richie Cunningham and Frank Porfido or (ii) with respect to Syros, Nancy Simonian and Jason Haas; and (d) “person” means any natural person or Entity, including a Governmental Authority, as applicable. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

9.9    Governing Law. All matters arising out of or relating to this Agreement and the Contemplated Transactions (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

9.10    Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.11    Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section 9.11, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9.12    WAIVER OF JURY TRIAL. EACH OF SYROS, THE MERGER SUB AND TYME HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SYROS, THE MERGER SUB OR TYME IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.13    Disclosure Schedule. Each of the Tyme Disclosure Schedule and the Syros Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify only (a) the corresponding section of this Agreement and (b) the other sections of this Agreement, to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections. The inclusion of any information in the Tyme Disclosure Schedule or the Syros Disclosure Schedule, as applicable, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Tyme Material Adverse Effect or a Syros Material Adverse Effect, as applicable, or is outside the Ordinary Course of Business.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SYROS PHARMACEUTICALS, INC.

By:	/s/ Nancy Simonian
Name: Nancy Simonian, M.D.
Title: President and Chief Executive Officer

TACK ACQUISITION CORP.

By:	/s/ Nancy Simonian
Name: Nancy Simonian, M.D.
Title: President

TYME TECHNOLOGIES, INC.

By:	/s/ Richard Cunningham
Name: Richard Cunningham
Title: Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Exhibit 4.1

THESE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE BUT HAVE BEEN OR WILL BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (i) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (ii) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (ii) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (iv) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).

SYROS PHARMACEUTICALS, INC.

FORM OF WARRANT TO PURCHASE COMMON STOCK OR PRE-FUNDED WARRANTS

Warrant No. [•]	Number of Shares: [•]
Date of Issuance: [•], 2022 (“Issuance Date”)

Syros Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [•] or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, at any time or times beginning on or after the date that is six (6) months after the Issuance Date (the “Initial Exercisability Date”), but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), [•] fully paid non-assessable shares of Common Stock (as defined below) (the “Warrant Shares”) or Pre-Funded Warrants (as defined below) to purchase an aggregate of [•] shares of Common Stock, in each case subject to adjustment as provided herein. This Warrant to Purchase Common Stock or Pre-Funded Warrants (including any Warrants to Purchase Common Stock or Pre-Funded Warrants issued in exchange, transfer or replacement hereof, this “Warrant”) is one of the Warrants to Purchase Common Stock or Pre-Funded Warrants (collectively, the “Warrants”) issued in connection with the transactions contemplated by that certain Securities Purchase Agreement, dated as of July 3, 2022 (the “Subscription Date”), by and between the Company and the purchasers named therein (the “Securities Purchase Agreement”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 16.

1. Exercise of Warrant.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder at any time or times on or after the Initial Exercisability Date, in whole or in part, by delivery (whether via facsimile, electronic mail or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant for, at the Holder’s sole and absolute discretion, either (i) Warrant Shares or (ii) a Pre-Funded Warrant to purchase a number of shares of Common Stock equal to the number of Warrant Shares as to which this Warrant is being exercised in the form of Pre-Funded Warrant attached as Exhibit B to the Securities Purchase Agreement (“Pre-Funded Warrants”). Within one (1) Trading Day following the delivery of the Exercise Notice, the Holder shall make payment to the Company of an amount equal to (i) if this Warrant is being exercised for Warrant Shares, the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant is being exercised or (ii) if this Warrant is being exercised for a Pre-Funded Warrant, the Exercise Price in effect on the date of such exercise, less the Pre-Funded Warrant Exercise Price, multiplied by the number of Warrant Shares as to which this Warrant is being exercised for a Pre-Funded Warrant (the “Aggregate Exercise Price”) in

cash by wire transfer of immediately available funds or, if the provisions of Section 1(d) are applicable, by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined below). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder (until the Warrant has been exercised in full). Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares and the Holder shall not be required to physically surrender this Warrant to the Company until the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Exercise Notice is delivered to the Company. On or before the first (1st) Trading Day following the date on which the Holder has delivered the applicable Exercise Notice, the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of the Exercise Notice, in the form attached to the Exercise Notice, to the Holder and the Company’s transfer agent (the “Transfer Agent”). So long as the Holder delivers the Aggregate Exercise Price (or notice of a Cashless Exercise, if applicable) on or prior to the first (1st) Trading Day following the date on which the Exercise Notice has been delivered to the Company, then on or prior to the earlier of (i) the second (2nd) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period, in each case following the date on which the Exercise Notice has been delivered to the Company, or, if the Holder does not deliver the Aggregate Exercise Price (or notice of a Cashless Exercise, if applicable) on or prior to the first (1st) Trading Day following the date on which the Exercise Notice has been delivered to the Company, then on or prior to the first (1st) Trading Day following the date on which the Aggregate Exercise Price (or notice of a Cashless Exercise, if applicable) is delivered (such earlier date, or if later, the earliest day on which the Company is required to deliver Warrant Shares or Pre-Funded Warrants pursuant to this Section 1(a), the “Delivery Date”), the Company shall, (A) if this Warrant is being exercised for Warrant Shares, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian system provided that the Transfer Agent is then a participant in the DTC Fast Automated Securities Transfer Program (“FAST”) and either (x) there is an effective registration statement permitting the issuance of such Warrant Shares to or resale of such Warrant Shares by the Holder or (y) such Warrant Shares are eligible for resale by the Holder without limitations pursuant to Rule 144 promulgated under the Securities Act, and otherwise issue such Warrant Shares in the name of the Holder or its designee in restricted book-entry form in the Company’s share register, or (B) if this Warrant is being exercised for Pre-Funded Warrants, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, Pre-Funded Warrants to purchase a number of shares of Common Stock equal to the number of Warrant Shares with respect to which this Warrant is being exercised. The Company agrees to maintain a transfer agent that is a participant in FAST so long as this Warrant remains outstanding and exercisable. The Company shall be responsible for all fees and expenses of the Transfer Agent and all fees and expenses with respect to the issuance of Warrant Shares via DTC, if any, including without limitation for same day processing. Upon delivery of the Exercise Notice, if the Holder is exercising this Warrant for Warrant Shares, the Holder shall be deemed for all corporate purposes to have become the holder of record and beneficial owner of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the book entry positions evidencing such Warrant Shares, as the case may be. If this Warrant is physically delivered to the Company in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares and/or Pre-Funded Warrants being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three (3) Trading Days after any exercise and at its own expense, issue and deliver or cause to be issued and delivered to the Holder (or its designee) a new Warrant (in accordance with Section 6(d)) representing the right to purchase the number of Warrant Shares issuable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Warrant Shares or Pre-Funded Warrants are to be issued upon the exercise of this Warrant, but rather the number of Warrant Shares or Pre-Funded Warrants to be issued shall be rounded to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent) which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. The Company’s obligations to issue and deliver or cause to be issued and delivered Warrant Shares or Pre-Funded Warrants, as applicable in accordance with the terms and subject to the conditions hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination; provided, however, that the Company shall not be required to deliver or cause to be delivered Warrant Shares or Pre-

Funded Warrants, as applicable, with respect to an exercise prior to the Holder’s delivery of the Aggregate Exercise Price (or notice of a Cashless Exercise, if applicable) with respect to such exercise. If the Company fails to deliver or cause to be delivered the Holder the Warrant Shares or the Pre-Funded Warrants pursuant to this Section 1(a) by the Delivery Date, then the Holder will have the right to rescind such exercise by delivering written notice to the Company at any time prior to the Company delivering or causing the delivery of such Warrant Shares or Pre-Funded Warrants.

(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $1.034 per share, subject to adjustment as provided herein.

(c) Company’s Failure to Timely Deliver Securities. In addition to any other rights available to the Holder, if this Warrant is exercised for Warrant Shares and the Company fails to cause the Transfer Agent to transmit to the Holder or its designee the required number of Warrant Shares in accordance with the provisions of Section 1(a) above pursuant to an exercise on or before the Delivery Date (other than a failure caused by incorrect or incomplete information provided by the Holder to the Company), and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof. The Company shall pay any payments incurred under this Section 1(c) in immediately available funds upon demand.

(d) Cashless Exercise. The Holder may exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):

Net Number =	(A x B)—(A x C)
B

For purposes of the foregoing formula:

A = the total number of shares with respect to which this Warrant is then being exercised.

B = as applicable: (i) the Closing Sale Price of the Common Stock on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the Weighted Average Price on the Trading Day immediately preceding the date of the applicable

Exercise Notice or (z) the Bid Price of the Common Stock as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 1(a) hereof or (iii) the Closing Sale Price of the Common Stock on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of “regular trading hours” on such Trading Day.

C = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

If Warrant Shares are issued in such a Cashless Exercise, the Company acknowledges and agrees that in accordance with Section 3(a)(9) of the Securities Act of 1933, as amended, the Warrant Shares shall take on the registered characteristics of the Warrants being exercised, and the holding period of the Warrants being exercised may be tacked on to the holding period of the Warrant Shares (provided that the Securities and Exchange Commission (the “SEC”) continues to take the position that such treatment is proper at the time of such exercise). The Company agrees not to take any position contrary to this Section 1(d).

(e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 10.

(f) Beneficial Ownership. The Holder shall be prohibited from exercising this Warrant (other than for Pre-Funded Warrants), if, immediately prior to or following such exercise (or portion of such exercise thereof), the Holder, together with its Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) more than [4.99%][9.99%][19.99%]1 (the “Maximum Percentage”) of the issued and outstanding Common Stock or any other class of equity security (other than an exempted security) of the Company that is registered pursuant to Section 12 of the 1934 Act. For purposes of calculating beneficial ownership, the aggregate number of shares of Common Stock beneficially owned by the Holder, together with its Attribution Parties, shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted portion of this Warrant beneficially owned by the Holder, together with its Attribution Parties, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by the Holder, together with its Attribution Parties (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 1(f), beneficial ownership shall be calculated and determined in accordance with Section 13(d) of the 1934 Act and the rules promulgated thereunder, it being acknowledged and agreed that the Holder is solely responsible for any schedules required to be filed in accordance therewith. For purposes of this Warrant, in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (2) a more recent public announcement by the Company or (3) any written other notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Business Days confirm to the Holder the number of shares of Common Stock then outstanding. The Holder shall disclose to the Company the number of shares of Common Stock that it, its Affiliates or any other Attribution Party owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to exercising this Warrant. Any purported delivery of any number of shares of Common Stock or any other security upon exercise of this Warrant shall be void and have no effect to the extent, but only to the extent, that before or after such delivery, the exercising Holder, together with its Affiliates and any other Attribution Party would have beneficial ownership in excess of the Maximum Percentage. By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that any increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

[1]	Each Holder to advise.

(g) Reservation of Warrant Shares. The Company covenants that it will, at all times while this Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other Purchase Rights (as defined below) of Persons other than the Holder (taking into account the adjustments and restrictions of Section 2). The failure of the Company to reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock a sufficient number of shares of Common Stock to enable it to issue Warrant Shares upon exercise of this Warrant as herein provided is referred to herein as an “Authorized Share Failure.” The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable. The Company will take all actions as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed or of any contract to which the Company or any of its subsidiaries is bound. The Company further covenants that it will not, without the prior written consent of the Holder, increase the par value of the Common Stock at any time while this Warrant is outstanding. In furtherance of the Company’s obligations set forth in this Section 1(g), as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its reasonable best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. Notwithstanding the foregoing, if any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of the shares of its issued and outstanding shares of Common Stock to approve the increase in the number of authorized shares of Common Stock, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC a definitive Information Statement on Schedule 14C, and such obligation shall be deemed satisfied on the 21st calendar day after such filing is accepted.

2. Adjustment of Exercise Price and Number of Warrant Shares Upon Certain Events.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock issued and outstanding on the Subscription Date and in accordance with the terms of such stock on the Subscription Date or as amended, that is payable in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of shares of capital stock any additional shares of Common Stock of the Company, then in each such case the Exercise Price shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii) through (iv) of this paragraph shall become effective immediately after the effective date of such subdivision, combination or issuance.

(b) Pro Rata Distributions. If, on or after the Subscription Date and on or prior to the Expiration Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) (including, without limitation, by way of return of capital) to holders of shares of Common Stock (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of shares of Common Stock subject to Section 2(a), any distribution of Purchase Rights subject to Section 2(c) and any Fundamental Transaction (as defined below) subject to Section 3) (a “Distribution”) then, in each such case, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such Distribution by a fraction, of which the denominator shall be the Weighted Average Price determined as of the record date mentioned above, and of which the numerator shall be such Weighted Average Price on such record date less the then per share fair market value at such record date of the portion of such Distribution so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors of the Company in good faith. The adjustment shall be described in a statement provided to the Holder. Such adjustment shall be made whenever any such Distribution is made and shall become effective immediately after the record date mentioned above.

(c) Purchase Rights. If at any time on or after the Subscription Date and on or prior to the Expiration Date, the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property, in each case pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights (provided, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation). As used in this Section 2(c), “Convertible Securities” mean any capital stock, debt, securities or other contractual rights (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

(d) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) or (b) of this Section 2: (i) the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment, the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment and (ii) the Pre-Funded Warrant Exercise Price (and Warrant Shares underlying such Pre-Funded Warrant) shall be adjusted in accordance with the Pre-Funded Warrant as if the Pre-Funded Warrant were issued as of the Subscription Date. For the avoidance of any doubt, the Exercise Price and Warrant Shares underlying each Pre-Funded Warrant shall only be adjusted once per event described above.

(e) Calculations. All calculations under this Section 2 shall be made to the nearest one ten-thousandth of one cent or the nearest share, as applicable.

(g) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 2, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent and will issue a new Warrant to the Holder reflecting such calculations.

3. Fundamental Transactions.

(a) Fundamental Transaction. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) as of immediately prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction). Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for the Company (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) (collectively, the “Corporate Event Consideration”) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant). The provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Holder. The provisions of this Section 3 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events. Notwithstanding the foregoing, in the event the Corporate Event Consideration consists solely of cash (a “Fundamental Cash Transaction”), then the Company shall provide the Holder with written notice of the Fundamental Cash Transaction (together with such reasonable information as the Holder may request in connection with such contemplated transaction giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Fundamental Cash Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder’s right to exercise such warrant for the Corporate Event Consideration.

(b) Black-Scholes Value. Notwithstanding the foregoing and the provisions of 3(a) above, in the event of a Fundamental Transaction that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the 1934 Act, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, including, but not limited to, the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Company or any Successor Entity shall, at the option of the Holder, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction, purchase this Warrant from the Holder by paying to the holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, if the Fundamental Transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, the Holder shall only be entitled to receive from the Company or any Successor Entity, as of the date of consummation of such Fundamental Transaction, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Common Stock in connection with such Fundamental Transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Stock are given the choice to receive from among alternative forms of consideration in connection with such Fundamental Transaction.

4. Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its certificate of incorporation or by-laws, or through any reorganization, transfer of assets, consolidation, merger, scheme, arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all of the provisions of this Warrant and take all actions as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (iii) shall, so long as any of the Warrants are outstanding, take all actions necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the exercise of the Warrants, the number of shares of Common Stock as shall from time to time be necessary to effect the exercise of the Warrants then outstanding (without regard to any limitations on exercise).

5. Warrant Holder not Deemed a Stockholder. Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

Notwithstanding this Section 5, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of any corporate action required to be specified in such notice; provided, further, that the Company shall not be obligated to provide such notice or information if it is filed with the SEC through EDGAR and available to the public through the EDGAR system.

6. Reissuance of Warrants.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver or cause to be issued and delivered upon the order of the Holder a new Warrant (in accordance with Section 6(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares or Pre-Funded Warrants being transferred by the Holder and, if less than the total number of Warrant Shares or Pre-Funded Warrants then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 6(d)) to the Holder representing the right to purchase the number of Warrant Shares or Pre-Funded Warrants not being transferred.

(b) Lost, Stolen or Mutilated Warrant. In the event of any loss, theft or destruction of a Warrant for which the Company and the Warrant Agent shall have received from the Holder an indemnification reasonably satisfactory to the Company and the Warrant Agent holding the Warrant Agent and Company harmless, the Warrant Agent shall issue replacement Warrants in a form mutually agreed to by the Warrant Agent and the Company (in accordance with Section 6(d)) for those certificates alleged to have been lost, stolen or destroyed, absent notice to the Warrant Agent that such certificates have been acquired by a bona fide purchaser and, at the Company’s or the Warrant Agent’s request, reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto. The Warrant Agent may, at its option, issue replacement Warrants for mutilated certificates upon presentation thereof without such indemnity.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 6(d)) representing in the aggregate the right to purchase the number of Warrant Shares or Pre-Funded Warrants then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares or Pre-Funded Warrants as is designated by the Holder at the time of such surrender.

(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares or Pre-Funded Warrants then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 6(a) or Section 6(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares or Pre-Funded Warrants then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

7. Notices (Including of Certain Events). Whenever notice is required to be given under this Warrant, including, without limitation, an Exercise Notice, unless otherwise provided herein, such notice shall be given in writing, (i) if delivered (a) from within the domestic United States, by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, electronic mail or by facsimile or (b) from outside the United States, by internationally recognized overnight carrier, electronic mail or facsimile, and (ii) will be deemed given (A) if delivered by first-class registered or certified mail domestic, three (3) Business Days after so mailed, (B) if delivered by nationally recognized overnight carrier, one (1) Business Day after so mailed, (C) if delivered by internationally recognized overnight carrier, two (2) Business Days after so mailed and (D) at the time of transmission, if delivered by electronic mail to the email address specified in this Section 7 prior to 5:00 p.m. (New York time) on a Trading Day, (E) the next Trading Day after the date of transmission, if delivered by electronic mail to the email address specified in this Section 7 on a day that is not a Trading Day or later than 5:00 p.m. (New York time) on any Trading Day and (F) if delivered by facsimile, upon electronic confirmation of delivery of such facsimile, and will be delivered and addressed as follows:

(i) If to the Company, to:

Syros Pharmaceuticals, Inc.

35 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

Attention: Jason Haas

Email: jhaas@syros.com

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Cynthia T. Mazareas

Email: cynthia.mazareas@wilmerhale.com

(ii) if to the Holder, at such address or other contact information delivered by the Holder to Company or as is on the books and records of the Company.

The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment; and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property, in each case pro rata to the record holders of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation; provided, further, that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

8. Amendment and Waiver. The provisions of this Warrant may be amended or waived and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

9. Governing Law; Jury Trial. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

10. Dispute Resolution. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile or electronic mail within two (2) Business Days of receipt of the Exercise Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days submit via facsimile or electronic mail (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

11. Remedies, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to seek an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

12. Transfer. This Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto as Exhibit B duly executed by the Holder and funds sufficient to pay any transfer taxes payable upon the making of such transfer accompanied by reasonable evidence of authority of the party making such request that may be required by the Warrant Agent including but not limited to, the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association. If, at the time of the surrender of this Warrant in connection with any such transfer, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) eligible for resale pursuant to Rule 144, the Company may require, as a condition to such transfer, that the Holder or transferee of this Warrant, as the case may be, provide to the Company an opinion of counsel selected by the Holder and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Warrant under the Securities Act of 1933, as amended. Upon such surrender and, if required, such payment, the Company shall execute and deliver or cause to be executed and delivered a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued. The Company shall register or cause to be registered this Warrant, upon records to be maintained by the Company or Warrant Agent for that purpose, in the name of the record Holder hereof from time to time. The Company or Warrant Agent may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

13. Severability; Construction; Headings. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

14. Disclosure. In the event that the Company believes that a notice delivered by the Company in accordance with the terms of this Warrant contains material, nonpublic information relating to the Company or its subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 8-K. In the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its subsidiaries.

15. Restrictions. The Holder acknowledges that the Warrant Shares and Pre-Funded Warrants acquired upon the exercise of this Warrant, if not registered and if the Holder does not utilize cashless exercise after expiration of the Rule 144 holding period, will contain a legend to the effect that the Warrant Shares and Pre-Funded Warrants are not registered.

16. Certain Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended.

(b) “Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iii) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) or Section 16 of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(c) “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC) as of such time of determination. If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 10. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(d) “Black-Scholes Value” means the value of a Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Expiration Date, (B) an expected volatility equal to the lesser of 60% and the 100 day volatility obtained from the HVT function on Bloomberg as of the trading day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction (as determined by the Company in good faith) and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Expiration Date.

(e) “Bloomberg” means Bloomberg Financial Markets.

(f) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(g) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or the last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the OTC Link or “pink sheets” by OTC Markets Group Inc. (formerly Pink OTC Markets Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 10. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction during the applicable calculation period.

(h) “Common Stock” means (i) the Company’s Common Stock, par value $0.001 per share, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

(i) “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

(j) “Eligible Market” means The Nasdaq Capital Market, the NYSE American LLC, The Nasdaq Global Select Market, The Nasdaq Global Market or The New York Stock Exchange, Inc.

(k) “Expiration Date” means the fifth (5th) anniversary of the Issuance Date.

(l) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X), taken as a whole, to one or more other Subject Entities, or (iii) make, or allow one or more other Subject Entities to make, or allow the Company to be subject to or have its shares of Common Stock be subject to or party to one or more other Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more other Subject Entities whereby all such other Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the other Subject Entities making or party to, or Affiliated with any other Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding, or (z) such number of shares of Common Stock such that the other Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock (except in each case for any such transaction in which the stockholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such other Subject Entities immediately after the transaction), or (v) reorganize, recapitalize or reclassify its shares of Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any other Subject Entity individually or the other Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock not held by all such other Subject Entities as of the Subscription Date calculated as if any shares of Common Stock held by all such other Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such other Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their Common Stock without approval of the stockholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(m) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(n) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(o) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person, including such entity whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or such entity, the Person or such entity designated by the Holder or in the absence of such designation, such Person or entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(p) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(q) “Pre-Funded Warrant Exercise Price” initially means $0.0001 per share, subject to adjustment as provided herein.

(r) “Principal Market” means the Nasdaq Global Select Market.

(s) “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Company’s primary trading market or quotation system with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice, which as of the Issuance Date was “T+2”.

(t) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(u) “Successor Entity” means one or more Person or Persons formed by, resulting from or surviving any Fundamental Transaction or one or more Person or Persons with which such Fundamental Transaction shall have been entered into, or in each, case the resulting Parent Entity.

(v) “Trading Day” means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded.

(w) “Warrant Agent” means Computershare Inc., a Delaware corporation, and Computershare Trust Company, N.A., pursuant to that certain Warrant Agent Agreement dated [•] by and among the Warrant Agent and the Company which shall govern the rights, duties, obligations, protections, immunities and liability of the Warrant Agent.

(x) “Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as such market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest Closing Bid Price and the lowest closing ask price of any of the market makers for such security as reported in the OTC Link or “pink sheets” by OTC Markets Group Inc. (formerly Pink OTC Markets Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 10 but with the term “Weighted Average Price” being substituted for the term “Exercise Price.” All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction during the applicable calculation period.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the Issuance Date set out above.

SYROS PHARMACEUTICALS, INC.

By:
Name:
Title:

EXHIBIT A

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase shares of Common Stock or Pre-Funded Warrants under the Warrant]

SYROS PHARMACEUTICALS, INC.

The undersigned holder hereby exercises the attached Warrant to Purchase Common Stock or Pre-Funded Warrants (the “Warrant”) with respect to __________ shares of Common Stock (“Warrant Shares”) of Syros Pharmaceuticals, Inc., a Delaware corporation (the “Company”) in the manner indicated below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise. The Holder intends that exercise shall be made as:

☐ a “Cash Exercise” with respect to Warrant Shares;

☐ a “Cashless Exercise” with respect to Warrant Shares;

☐ a “Cash Exercise” with respect to Pre-Funded Warrants; and/or

☐ a “Cashless Exercise” with respect to Pre-Funded Warrants

2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares and/or Pre-Funded Warrants to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares and/or Pre-Funded Warrants. The Company shall deliver to the holder Warrant Shares and/or Pre-Funded Warrants in accordance with the terms of the Warrant.

Dated:

Name of Holder:

By:

Name:

Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice [and hereby directs Computershare Inc. and Computershare Trust Company, N.A., jointly as warrant agent, to issue the above indicated number of shares of Common Stock] [and/or Pre-Funded Warrants][and that the Company will issue the above indicated number of Pre-Funded Warrants] on or prior to the applicable Delivery Date.

SYROS PHARMACEUTICALS, INC.

By:

Name:
Title:

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares or pre-funded warrants.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

(Please Print)

Address:

(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______

Holder’s Signature:

Holder’s Address:

Exhibit 4.2

THESE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE BUT HAVE BEEN OR WILL BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (i) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (ii) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (ii) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (iv) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).

SYROS PHARMACEUTICALS, INC.

[FORM OF] PRE-FUNDED WARRANT TO PURCHASE COMMON STOCK

Warrant No. [•]	Number of Shares: [•]
(subject to adjustment)

Original Issue Date: [•], 2022

Syros Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [•] or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [•] shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price per share equal to $0.0001 per share (as adjusted from time to time as provided in Section 9 herein, the “Exercise Price”), upon surrender of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”) at any time and from time to time on or after the date hereof (the “Original Issue Date”), and subject to the following terms and conditions:

1. Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

(b) “Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any Person acting or who reasonably could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iii) any other Persons whose beneficial ownership of the Company’s Common Stock reasonably could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(c) “Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets, or, if no last trade price is reported for such security by Bloomberg Financial Markets, the average of the bid and ask prices, of any market makers for such security as reported in the OTC Link or “pink sheets” by OTC Markets Group Inc. (formerly OTC Markets Inc.) as of 4:00 P.M., New York City time on such date. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then the Board of Directors of the Company shall use its good faith judgment to determine the fair market value. The determination of the Board of Directors of the Company shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(d) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(e) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(f) “Principal Trading Market” means the national securities exchange or other trading market on which the Common Stock is primarily listed on and quoted for trading, which, as of the Original Issue Date shall be the Nasdaq Global Select Market.

(g) “SEC” means the United States Securities and Exchange Commission.

(h) “Securities Act” means the Securities Act of 1933, as amended.

(i) “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Company’s primary trading market or quotation system with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice, which as of the Original Issue Date was “T+2”.

(j) “Trading Day” means any weekday on which the Principal Trading Market is normally open for trading.

(k) “Transfer Agent” means Computershare Trust Company, N.A., the Company’s transfer agent and registrar for the Common Stock, and any successor appointed in such capacity, or if none, the Company.

(l) “Warrant Agent” means Computershare Inc., a Delaware corporation and Computershare Trust Company, N.A., pursuant to that certain Warrant Agent Agreement dated [•] by and among the Warrant Agent and the Company which shall govern the rights, duties, obligations, protections, immunities and liability of the Warrant Agent, and any successor appointed in such capacity, or if none, the Company.

2. Registration of Warrants. The Company shall register ownership of this Warrant, upon records to be maintained by the Warrant Agent for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Warrant is permissibly assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner and holder hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. Registration of Transfers. Subject to compliance with all applicable securities laws, the Company shall, or will cause the Warrant Agent to, register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, together with a written assignment of this Warrant substantially in the form attached hereto as Schedule 2 duly executed by the Holder, and payment for all applicable transfer taxes accompanied by reasonable evidence of authority of the party making such request that may be required by the Warrant Agent including, but not limited to, the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association. Upon any such registration or transfer, a new warrant to purchase Common Stock in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall, or will cause the Warrant Agent to, prepare, issue and deliver at the Company’s own expense any New Warrant under this Section 3. Until due presentment for registration of transfer, the Company may deem and treat the registered Holder of this Warrant as the absolute owner and holder for all purposes, absent actual notice to the contrary.

4. Exercise of Warrants.

(a) All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by this Warrant at any time and from time to time on or after the Original Issue Date.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice pursuant to Section 10 below), and the date on which the last of such items is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any. The aggregate exercise price of this Warrant, except for the Exercise Price, was pre-funded to the Company on or before the Original Issue Date, and consequently no additional consideration (other than the Exercise Price) shall be required by to be paid by the Holder to effect any exercise of this Warrant. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-funded exercise price under any circumstance or for any reason whatsoever.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than the number of Trading Days comprising the Standard Settlement Period) credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian system provided that the Transfer Agent is then a participant in the DTC Fast Automated Securities Transfer (“FAST”) Program and either (A) there is an effective registration statement permitting the issuance of such Warrant Shares to or resale of such Warrant Shares by the Holder or (B) such Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 promulgated under the Securities Act, and otherwise issue such Warrant Shares in the name of the Holder or its designee in restricted book-entry form in the Company’s share register. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. The Holder, or any natural person or legal entity (each, a “Person”) permissibly so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date, irrespective of the date such Warrant Shares are credited to the Holder’s or its designee’s DTC account or the date of the book entry positions evidencing such Warrant Shares, as the case may be. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if issued in restricted book-entry form, will contain a customary legend to the effect that the Warrant Shares are not registered.

(b) If within the Standard Settlement Period after the Exercise Date, the Company fails to deliver to the Holder or its designee the required number of Warrant Shares in the manner required pursuant to Section 5(a) or fails to credit the Holder’s or its designee’s balance account with DTC for such number of Warrant Shares to which the Holder is entitled (including as the result of an Authorized Share Failure, but other than a failure caused by incorrect or incomplete information provided by the Holder to the Company), and if after such number of Trading Days comprising the Standard Settlement Period and prior to the receipt of such Warrant Shares, the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall, within two (2) Trading Days after the Holder’s request and in the Holder’s sole and absolute discretion, either (1) pay in cash to the Holder an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased, at which point the Company’s obligation to issue such Warrant Shares shall terminate or (2) promptly honor its obligation to deliver to the Holder or its designee such Warrant Shares or credit the Holder’s or its designee’s balance account with DTC for such Warrant Shares and pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased in the Buy-In, less the product of (A) the number of shares of Common Stock purchased in the Buy-In, times (B) the Closing Sale Price of a share of Common Stock on the Exercise Date.

(c) To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 11 below) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

6. Charges, Taxes and Expenses. Issuance and delivery of shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such shares, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7. Replacement of Warrant. In the event of any loss, theft or destruction of a Warrant for which the Company and the Warrant Agent shall have received from the registered holder an indemnification reasonably satisfactory to the Company and the Warrant Agent holding the Warrant Agent and Company harmless, the Warrant Agent shall issue a New Warrant in a form mutually agreed to by the Warrant Agent and the Company for those certificates alleged to have been lost, stolen or destroyed, absent notice to the Warrant Agent that such certificates have been acquired by a bona fide purchaser and, at the Company’s or the Warrant Agent’s request, reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto. The Warrant Agent may, at its option, issue replacement Warrants for mutilated certificates upon presentation thereof without such indemnity.

8. Reservation of Warrant Shares. The Company covenants that it will, at all times while this Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other Purchase Rights (as defined below) of Persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The failure of the Company to reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock a sufficient number of shares of Common Stock to enable it to issue Warrant Shares upon exercise of this Warrant as herein provided is referred to herein as an “Authorized Share Failure.” The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable. The Company will take all actions as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed or of any contract to which the Company or any of its subsidiaries is bound. The Company further covenants that it will not, without the prior written consent of the Holder, increase the par value of the Common Stock at any time while this Warrant is outstanding. In furtherance of the Company’s obligations set forth in this Section 8, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its reasonable best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. Notwithstanding the foregoing, if any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of the shares of its issued and outstanding shares of Common Stock to approve the increase in the number of authorized shares of Common Stock, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC a definitive Information Statement on Schedule 14C, and such obligation shall be deemed satisfied on the 21st calendar day after such filing is accepted.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock issued and outstanding on the Original Issue Date and in accordance with the terms of such stock on the Original Issue Date or as amended, that is payable in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of shares of capital stock any additional shares of Common Stock of the Company, then in each such case the Exercise Price shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii) through (iv) of this paragraph shall become effective immediately after the effective date of such subdivision, combination or issuance.

(b) Pro Rata Distributions. If, on or after the Original Issue Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) (including, without limitation, by way of return of capital) to holders of shares of Common Stock (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of shares of Common Stock subject to Section 9(a), any distribution of Purchase Rights subject to Section 9(c) and any Fundamental Transaction (as defined below) subject to Section 9(d)) (a “Distribution”) then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage (as defined below)) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as (all or a portion) its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted (all or such portion of) such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

(c) Purchase Rights. If at any time on or after the Original Issue Date, the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property, in each case pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights (provided, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation). As used in this Section 9(c), (i) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities and (ii) “Convertible Securities” mean any capital stock, debt, securities or other contractual rights (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

(d) Fundamental Transactions. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity or the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of capital stock who tender shares representing more than 50% of the voting power of the capital stock of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the voting power of the capital stock of the Company (except for any such transaction in which the stockholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 9(a) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous “cashless exercise” of this Warrant pursuant to Section 10 below or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this paragraph (d) shall similarly apply to subsequent transactions analogous of a Fundamental Transaction type.

(e) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section 9, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment, the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(f) Calculations. All calculations under this Section 9 shall be made to the nearest one ten-thousandth of one cent or the nearest share, as applicable.

(g) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent and the Warrant Agent, and will issue a New Warrant to the Holder reflecting such calculations.

(h) Notice of Corporate Events. If, while this Warrant is outstanding, the Company (i) declares a dividend or any other pro rata distribution of cash, securities or other property in respect of its Common Stock, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice of such transaction at least fifteen (15) days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Warrant is outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction contemplated by Section 9(d), other than a Fundamental Transaction under clause (iii) of Section 9(d), the Company shall deliver to the Holder a notice of such Fundamental Transaction by the later of (x) thirty (30) days prior to the date such Fundamental Transaction is consummated or (y) any executory period.

10. Payment of Exercise Price. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise,” in which event the Company shall issue to the Holder the number of Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the Securities Act, determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Warrant Shares to be issued to the Holder;

“Y” equals the total number of Warrant Shares with respect to which this Warrant is then being exercised;

“A” equals the Closing Sale Price of the shares of Common Stock (as reported by Bloomberg Financial Markets) as of the Trading Day on the date immediately preceding the Exercise Date; and

“B” equals the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a “cashless exercise” transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued (provided that the SEC continues to take the position that such treatment is proper at the time of such exercise).

In the event that a registration statement registering the issuance of the Warrant Shares is, for any reason, not effective at the time of exercise of this Warrant, then the Warrant may only be exercised through a cashless exercise, as set forth in this Section 10. Except as set forth in Section 5(b) (Buy-In remedy) and Section 12 (payment of cash in lieu of fractional shares), in no event will the exercise of this Warrant be settled in cash.

11. Limitations on Exercise.

(a) The Holder shall be prohibited from exercising this Warrant if, immediately prior to or following such exercise (or portion of such exercise thereof), the Holder, together with its Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act more than [4.99%][9.99%][19.99%]1 (the “Maximum Percentage”) of the issued and outstanding Common Stock or any other class of equity security (other than an exempted security) of the Company that is registered pursuant to Section 12 of the Exchange Act. For purposes of calculating beneficial ownership, the aggregate number of shares of Common Stock beneficially owned by the Holder, together with its Attribution Parties, shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted portion of this Warrant beneficially owned by the Holder, together with its Attribution Parties, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by the Holder, together with its Attribution Parties (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 11(a), beneficial ownership shall be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, it being acknowledged and agreed that the Holder is solely responsible for any schedules required to be filed in accordance therewith. For purposes of this Warrant, in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (2) a more recent public announcement by the Company or (3) any other written notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Business Days confirm to the Holder the number of shares of Common Stock then outstanding. The Holder shall disclose to the Company the number of shares of Common Stock that it, its Affiliates or any other Attribution Party owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to exercising this Warrant. Any purported delivery of any number of shares of Common Stock or any other security upon exercise of this Warrant shall be void and have no effect to the extent, but only to the extent, that before or after such delivery, the exercising Holder, together with its Affiliates and any other Attribution Party would have beneficial ownership in excess of the Maximum Percentage. By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that any increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

(b) This Section 11 shall not restrict the number of shares of Common Stock which the Holder may receive or beneficially own in order to determine the amount of securities or other consideration that the Holder may receive in the event of a Fundamental Transaction as contemplated in Section 9(d) of this Warrant.

12. No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

13. Notices. Whenever notice is required to be given under this Warrant, including, without limitation, an Exercise Notice, unless otherwise provided herein, such notice shall be given in writing, (i) if delivered (a) from within the domestic United States, by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, electronic mail or by facsimile or (b) from outside the United States, by internationally recognized overnight express courier, electronic mail or facsimile, and (ii) will be deemed given (A) if delivered by first-class registered or certified mail domestic, three (3) Business Days after so mailed, (B) if delivered by

[1]	Each Holder to advise.

nationally recognized overnight carrier, one (1) Business Day after so mailed, (C) if delivered by internationally recognized overnight express courier, two (2) Business Days after so mailed and (D) at the time of transmission, if delivered by electronic mail to the email address specified in this Section 13 prior to 5:00 p.m. (New York time) on a Trading Day, (E) the next Trading Day after the date of transmission, if delivered by electronic mail to the email address specified in this Section 13 on a day that is not a Trading Day or later than 5:00 p.m. (New York time) on any Trading Day and (F) if delivered by facsimile, upon electronic confirmation of delivery of such facsimile, and will be delivered and addressed as follows:

(i) If to the Company, to:

Syros Pharmaceuticals, Inc.

35 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

Attention: Jason Haas

Email: jhaas@syros.com

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Cynthia T. Mazareas

Email: cynthia.mazareas@wilmerhale.com

(ii) if to the Holder, at such address or other contact information delivered by the Holder to Company or as is on the books and records of the Company.

14. Warrant Agent. The Warrant Agent shall initially serve as warrant agent under this Warrant. Upon thirty (30) days’ notice to the Holder, the Company may appoint a new warrant agent. Any entity into which the Warrant Agent or any new warrant agent may be merged or any entity resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party or any entity to which the Warrant Agent or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

15. Miscellaneous.

(a) No Rights as a Stockholder. Except as otherwise set forth in this Warrant, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b) Authorized Shares.

(i) Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate or articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

(ii) Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(c) Successors and Assigns. Subject to compliance with applicable securities laws, this Warrant may be transferred or assigned by the Holder. This Warrant may not be assigned by the Company without the written consent of the Holder except to a successor in the event of a Fundamental Transaction. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns.

(e) Amendment and Waiver. The provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

(f) Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(g) Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(h) Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(i) Severability. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby, and the Company and the Holder will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Pre-Funded Warrant to be duly executed as of the Original Issue Date set out above.

SYROS PHARMACEUTICALS, INC.

By:
Name:
Title:

SCHEDULE 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase shares of Common Stock under the Warrant]

SYROS PHARMACEUTICALS, INC.

Ladies and Gentlemen:

(1) The undersigned is the Holder of Warrant No. [•] (the “Warrant”) issued by Syros Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2) The undersigned hereby exercises its right to purchase Warrant Shares pursuant to the Warrant.

(3) The Holder intends that payment of the Exercise Price shall be made as (check one):

☐ Cash Exercise

☐ “Cashless Exercise” under Section 10 of the Warrant

(4) If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $[•] in immediately available funds to the Company in accordance with the terms of the Warrant.

(5) Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant.

(6) By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder will not beneficially own in excess of the number of shares of Common Stock (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) permitted to be owned under Section 11(a) of the Warrant to which this notice relates.

Dated:

Name of Holder:

By:
Name:
Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs Computershare Inc., and Computershare Trust Company, N.A., jointly as warrant agent, to issue the above indicated number of shares of Common Stock on or prior to the applicable Share Delivery Date.

SYROS PHARMACEUTICALS, INC.

By:
Name:
Title:

Schedule 2

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:

(Please Print)

Phone Number:

Email Address:

Dated: ,

Holder’s Signature:

Holder’s Address:

Exhibit 10.1

SYROS PHARMACEUTICALS, INC.

[FORM OF] SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Tyme Technologies, Inc. a Delaware corporation (“Tyme”), Syros Pharmaceuticals, Inc., a Delaware corporation (“Syros”), and the undersigned stockholder (the “Stockholder”) of Syros.

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Syros, Tyme and Tack Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Syros (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Tyme, with Tyme surviving the merger as the surviving corporation and a wholly owned subsidiary of Syros (the “Merger”).

WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Syros Common Stock as indicated in the signature page of the Stockholder.

WHEREAS, as an inducement to the willingness of Tyme to enter into the Merger Agreement, Tyme has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Syros Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Syros Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Syros and Tyme as follows:

(a) During the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Syros Voting Proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder, (iii) to any member of the Stockholder’s immediate family or (iv) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Syros and Tyme a support agreement substantially identical to this Agreement upon consummation of such Transfer.

3. Agreement to Vote Shares. The Stockholder covenants to Syros and Tyme as follows:

(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Syros, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Syros, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Syros Voting Proposals and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder shall cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Syros by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Syros. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Syros, including exercising rights of Syros under the Merger Agreement, or to exercise Stockholder’s fiduciary duties as an officer director.

5. Documentation and Information. The Stockholder shall permit and hereby authorizes Syros and Tyme to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Syros or Tyme reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Share and the nature of such Stockholder’s commitments and obligations under this Agreement.

6. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Syros, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Tyme, and any individual designated in writing by Tyme, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares at any meeting of the Syros stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Tyme agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

7. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Syros or Tyme, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 7 shall prevent the Stockholder from referring a person to this Section 7 or to the Merger Agreement.

8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Syros and Tyme as follows:

(a) (i) The Stockholder is the beneficial or record owner of the number of shares of Syros Common Stock indicated on the signature page of the Stockholder (which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in); and (ii) the Stockholder does not beneficially own any securities of Syros other than the shares of Syros Common Stock and rights to purchase shares of Syros Common Stock set forth on the signature page of the Stockholder.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter, in each case that conflicts with this Agreement.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Tyme is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(g) Neither the Stockholder nor any of its Representatives or Affiliates has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of such Stockholder, Syros, Tyme, or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Closing, or (c) the date on which the Syros Voting Proposals shall have been approved by the requisite holders of Syros Common Stock (the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement (including the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement.

(c) Governing Law. All matters arising out of or relating to this Agreement (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF SYROS, TYME AND THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SYROS, TYME OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f) Assignment. No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except as set forth in or contemplated by the terms and provisions set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

(a)	if to Syros, to

Syros Pharmaceuticals, Inc.

35 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

Attention: Nancy Simonian

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention:	Cynthia T. Mazareas, Esq. Joseph B. Conahan, Esq. Eric P. Hanson, Esq.
Email:	cynthia.mazareas@wilmerhale.com joseph.conahan@wilmerhale.com eric.hanson@wilmerhale.com
Fax:	(617) 526-5000

(b)	if to Tyme, to

Tyme Technologies, Inc.

1 Pluckemin Way – Suite 103

Bedminster, NJ 07921

Attention: James Biehl

with a copy (which shall not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

Attention:	Elizabeth A. Diffley, Esq. Brandon C. Mason, Esq.
Email:	elizabeth.diffley@faegredrinker.com brandon.mason@faegredrinker.com

(c)	if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. When used in Agreement, “person” means any natural person or entity, including a governmental authority, as applicable. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

TYME:

TYME TECHNOLOGIES, INC.

By:
Name:
Title:

SIGNATURE PAGE TO SUPPORT AGREEMENT

SYROS:

SYROS PHARMACEUTICALS, INC.

By:
Name:
Title:

SIGNATURE PAGE TO SUPPORT AGREEMENT

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature: _______________________________

Address:

Outstanding shares of the Syros Common Stock beneficially owned by the Stockholder:________________

Other shares of Syros Common Stock deemed beneficially owned by the Stockholder by virtue of outstanding derivative securities: ________________

Exhibit 10.2

TYME TECHNOLOGIES, INC.

[FORM OF] SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Syros Pharmaceuticals, Inc. a Delaware corporation (“Syros”), Tyme Technologies, Inc., a Delaware corporation (“Tyme”), and the undersigned stockholder (the “Stockholder”) of Tyme.

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Tyme, Syros and Tack Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Syros (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Tyme, with Tyme surviving the merger as the surviving corporation and a wholly owned subsidiary of Syros (the “Merger”).

WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Tyme Common Stock as indicated in the signature page of the Stockholder.

WHEREAS, as an inducement to the willingness of Syros to enter into the Merger Agreement, Syros has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Tyme Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Tyme Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Tyme and Syros as follows:

(a) During the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Tyme Voting Proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder, (iii) to any member of the Stockholder’s immediate family or (iv) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Tyme and Syros a support agreement substantially identical to this Agreement upon consummation of such Transfer.

3. Agreement to Vote Shares. The Stockholder covenants to Tyme and Syros as follows:

(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Tyme, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Tyme, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Required Tyme Voting Proposal and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder shall cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Tyme by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Tyme. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Tyme, including exercising rights of Tyme under the Merger Agreement, or to exercise Stockholder’s fiduciary duties as an officer director.

5. Documentation and Information. The Stockholder shall permit and hereby authorizes Tyme and Syros to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Tyme or Syros reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Share and the nature of such Stockholder’s commitments and obligations under this Agreement.

6. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Tyme, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Syros, and any individual designated in writing by Syros, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares at any meeting of the Tyme stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Syros agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

7. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Tyme or Syros, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 7 shall prevent the Stockholder from referring a person to this Section 7 or to the Merger Agreement.

8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Tyme and Syros as follows:

(a) (i) The Stockholder is the beneficial or record owner of the number of shares of Tyme Common Stock indicated on the signature page of the Stockholder (which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in); and (ii) the Stockholder does not beneficially own any securities of Tyme other than the shares of Tyme Common Stock and rights to purchase shares of Tyme Common Stock set forth on the signature page of the Stockholder.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter, in each case that conflicts with this Agreement.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Syros is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(g) Neither the Stockholder nor any of its Representatives or Affiliates has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of such Stockholder, Tyme, Syros, or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Closing, or (c) the date on which the Tyme Voting Proposals shall have been approved by the requisite holders of Tyme Common Stock (the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement (including the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement.

(c) Governing Law. All matters arising out of or relating to this Agreement (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF TYME, SYROS AND THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF TYME, SYROS OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f) Assignment. No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except as set forth in or contemplated by the terms and provisions set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

(a)	if to Syros, to

Syros Pharmaceuticals, Inc.

35 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

Attention: Nancy Simonian

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention:	Cynthia T. Mazareas, Esq. Joseph B. Conahan, Esq. Eric P. Hanson, Esq.
Email:	cynthia.mazareas@wilmerhale.com joseph.conahan@wilmerhale.com eric.hanson@wilmerhale.com
Fax:	(617) 526-5000

(b)	if to Tyme, to

Tyme Technologies, Inc.

1 Pluckemin Way – Suite 103

Bedminster, NJ 07921

Attention: James Biehl

with a copy (which shall not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

Attention:	Elizabeth A. Diffley, Esq. Brandon C. Mason, Esq.
Email:	elizabeth.diffley@faegredrinker.com brandon.mason@faegredrinker.com

(c)	if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. When used in Agreement, “person” means any natural person or entity, including a governmental authority, as applicable. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

TYME:
TYME TECHNOLOGIES, INC.

By:

Name:
Title:

SIGNATURE PAGE TO SUPPORT AGREEMENT

SYROS:

SYROS PHARMACEUTICALS, INC.

By:
Name:
Title:

SIGNATURE PAGE TO SUPPORT AGREEMENT

[STOCKHOLDER],

in his/her capacity as the Stockholder:

Signature:

Address:

Outstanding shares of the Tyme Common Stock beneficially owned by the Stockholder:

Other shares of Tyme Common Stock deemed beneficially owned by the Stockholder by virtue of outstanding derivative securities: ________________

Exhibit 10.3

SYROS PHARMACEUTICALS, INC.

[FORM OF] LOCK-UP AGREEMENT

[•], 2022

Syros Pharmaceuticals, Inc.

35 CambridgePark Drive

Cambridge, Massachusetts 02140

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Syros Pharmaceuticals, Inc., a Delaware corporation (“Syros”), has entered into an Agreement and Plan of Merger, dated as of July 3, 2022 (as the same may be amended from time to time, the “Merger Agreement”) with Tack Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Syros, and Tyme Technologies, Inc., a Delaware corporation (“Tyme”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to Syros and Tyme to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Syros, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 90 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Syros Common Stock or any securities convertible into or exercisable or exchangeable for Syros Common Stock (including without limitation, Syros Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Syros which may be issued upon exercise of an option to purchase Syros Common Stock or a warrant to purchase Syros Common Stock) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Syros Common Stock or other securities, in cash or otherwise; or

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Syros Common Stock or any security convertible into or exercisable or exchangeable for Syros Common Stock (other than such rights set forth in the Merger Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Syros a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Syros Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option or warrant to purchase Syros Common Stock (including a net or cashless exercise of an option to purchase Syros Common Stock), and any related transfer of shares of Syros Common Stock to Syros for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Syros Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Syros in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Syros Common Stock, settled in Syros Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Syros Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Syros Common Stock; provided that such plan does not provide for any transfers of Syros Common Stock during the Restricted Period;

(e) transfers by the undersigned of shares of Syros Common Stock purchased by the undersigned on the open market or in a public offering by Syros, in each case following the Closing Date;

(f) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Syros’s capital stock involving a change of control of Syros, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(g) pursuant to an order of a court or regulatory agency;

and provided, further, that, with respect to each of (a), (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (x) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (y) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Syros Common Stock or in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Syros Common Stock, settled in Syros Common Stock, that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Syros prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Syros. In furtherance of the foregoing, the undersigned agrees that Syros and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Syros may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Syros Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall automatically and be immediately be released from all obligations under this Lock-Up Agreement. The undersigned understands that each of Syros and Tyme is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Syros will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Syros of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Syros in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Syros shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Syros is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Syros with respect thereto.

In the event that any holder of Syros’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Syros to sell or otherwise transfer or dispose of shares of Syros Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Syros Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Syros to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Syros Common Stock in an aggregate amount in excess of 1% of the number of shares of Syros Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Syros will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Syros and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

SIGNATURE PAGE TO LOCK UP AGREEMENT

Accepted and Agreed
by Syros Pharmaceuticals, Inc.:

By:
Name:
Title:

SIGNATURE PAGE TO LOCK UP AGREEMENT

Exhibit 10.4

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 3, 2022 (the “Execution Date”) by and among Syros Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the Investors identified on Exhibit A attached hereto (each an “Investor” and collectively the “Investors”).

RECITALS

A. On or prior to the date hereof, (i) the Company has entered into that certain Agreement and Plan of Merger (as in effect as of the date hereof, the “Merger Agreement”), with Tack Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Tyme Technologies, Inc., a Delaware corporation (the “Target”), in substantially the form provided to the Investors prior to the date hereof, pursuant to which, prior to the Closing (as defined below), the Merger Sub shall merge with and into the Target and, at the Closing, Target, as the surviving entity, shall be a wholly-owned subsidiary of the Company (the “Merger”).

B. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the 1933 Act (as defined below), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the SEC (as defined below) under the 1933 Act;

C. In connection with and contingent on the closing of the Merger (the “Merger Closing”), as contemplated by the Merger Agreement, the Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and subject to the conditions stated in this Agreement, (A) shares (the “Shares”) of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”) and/or pre-funded warrants to purchase Common Stock in the form attached hereto as Exhibit B (the “Pre-Funded Warrants”) and (B) warrants to purchase either Common Stock or Pre-Funded Warrants, at the election of the holder, in the form attached hereto as Exhibit C (the “Warrants”); and

D. Contemporaneously with the sale of the Shares, the Pre-Funded Warrants and the Warrants, the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit D (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights in respect of the Shares and the Warrant Shares (as defined below) under the 1933 Act and applicable state securities laws.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common Control with such Person.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

“Bylaws” means the Company’s Second Amended and Restated By-Laws.

“Certificate of Incorporation” means the Company’s Restated Certificate of Incorporation.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Securities” means the Shares, the Pre-Funded Warrants and the Warrants sold at Closing.

1

“Common Stock” has the meaning set forth in the recitals to this Agreement.

“Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Company’s Knowledge” means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company.

“Control” (including the terms “controlling,” “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Disqualification Event” has the meaning set forth in Section 4.33.

“EDGAR system” has the meaning set forth in Section 4.9.

“Environmental Laws” has the meaning set forth in Section 4.15.

“GAAP” has the meaning set forth in Section 4.17.

“Governmental Entity” means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“HSR Act” has the meaning set forth in Section 7.9.

“Intellectual Property” has the meaning set forth in Section 4.14.

“Investor Questionnaire” has the meaning set forth in Section 5.8.

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, results of operations, financial condition or business of the Company and its subsidiaries taken as a whole, (ii) the legality or enforceability of any of the Transaction Documents or (iii) the ability of the Company to perform its obligations under the Transaction Documents, except that for purposes of Section 6.1(i) of this Agreement, in no event shall a change in the market price of the Common Stock alone constitute a “Material Adverse Effect”.

“Material Contract” means any contract, instrument or other agreement to which the Company is a party or by which it is bound that has been filed or was required to have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

“Nasdaq” means the Nasdaq Global Select Market.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Placement Agents” means Cowen and Company, LLC and Piper Sandler & Co.

“Pre-Funded Warrants” has the meaning set forth in the recitals to this Agreement.

“Press Release” has the meaning set forth in Section 9.8.

“Principal Trading Market” means the Trading Market on which the Common Stock is primarily listed on and quoted for trading, which, as of the date of this Agreement and the Closing Date, shall be the Nasdaq Global Select Market.

2

“Prior Registration Rights Agreement” means that certain Registration Rights Agreement, dated December 4, 2020, by and among the Company and the other parties thereto.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Regulation D” has the meaning set forth in the recitals to this Agreement.

“Regulatory Authorities” has the meaning set forth in Section 4.30.

“Required Investors” has the meaning set forth in the Registration Rights Agreement.

“Sanctions” has the meaning set forth in Section 4.25.

“Sanctioned Country” has the meaning set forth in Section 4.25.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section 4.8.

“Securities” means the Shares, the Pre-Funded Warrants, the Warrants, and the Warrant Shares.

“Shares” has the meaning set forth in the recitals to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Stockholder Approval” has the meaning set forth in Section 7.2.

“Trading Day” means (i) a day on which the Common Stock is listed or quoted and traded on its Principal Trading Market (other than the OTC Bulletin Board), or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported in the “pink sheets” by OTC Markets Group Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) or (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Transfer Agent” has the meaning set forth in Section 7.2(a).

“Transaction Documents” means this Agreement, the Pre-Funded Warrants, the Warrants and the Registration Rights Agreement.

“Warrants” has the meaning set forth in the recitals to this Agreement.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants and the Pre-Funded Warrants.

“1933 Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

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“1934 Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

2. Purchase and Sale of the Securities. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company will issue and sell, and each Investor will purchase, severally and not jointly, (A) the number of Shares set forth opposite the name of such Investor under the heading “Number of Shares” on Exhibit A attached hereto, (B) a Pre-Funded Warrant to purchase the number of Warrant Shares set forth opposite the name of such Investor under the heading “Number of Warrant Shares Underlying Pre-Funded Warrant” on Exhibit A attached hereto, if any, and (C) a Warrant to purchase the number of Warrant Shares set forth opposite the name of such Investor under the heading “Number of Warrant Shares Underlying Warrant” on Exhibit A attached hereto. The Shares and Pre-Funded Warrants will be sold in fixed combinations with the Warrants, with each Investor receiving a Warrant to purchase one share of Common Stock per each Share or Warrant Share underlying a Pre-Funded Warrant purchased by such Investor. The purchase price per Share and accompanying Warrant shall be $0.94. The purchase price per Pre-Funded Warrant and accompanying Warrant shall be $0.9399. The Pre-Funded Warrants shall have an exercise price equal to $0.0001 per Warrant Share. The Warrants shall have an exercise price equal to $1.034 per Warrant Share.

3. Closing.

3.1 Upon the satisfaction of the conditions set forth in Section 6, the completion of the purchase and sale of the Closing Securities (the “Closing”) shall occur remotely via exchange of documents and signatures on the date of, and substantially concurrently with (but contingent upon), the consummation of the Merger (the date of the Closing, the “Closing Date”).

3.2 Upon delivery of written notice from (or on behalf of) the Company to each Investor (the “Closing Notice”) that the Company reasonably expects all conditions to the closing of the Merger to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to each such Investor, , each Investor, on the Closing Date, shall deliver or cause to be delivered to the Company, via wire transfer of immediately available funds pursuant to the wire instructions specified by the Company in the Closing Notice, an amount equal to the purchase price to be paid by the Investor for the Closing Securities to be acquired by it as set forth opposite the name of such Investor under the heading “Aggregate Purchase Price of Securities” on Exhibit A attached hereto.

3.3 At the Closing, the Company shall deliver or cause to be delivered to each Investor (A) a number of Shares, registered in the name of the Investor (or its nominee in accordance with its delivery instructions), equal to the number of Shares set forth opposite the name of such Investor under the heading “Number of Shares” on Exhibit A attached hereto, (B) a Pre-Funded Warrant, registered in the name of the Investor (or its nominee in accordance with its delivery instructions), to purchase up to the number of Warrant Shares set forth opposite the name of such Investor under the heading “Number of Warrant Shares Underlying Pre-Funded Warrant” on Exhibit A attached hereto, if any, and (C) a Warrant, registered in the name of the Investor (or its nominee in accordance with its delivery instructions), to purchase the number of Warrant Shares set forth opposite the name of such Investor under the heading “Number of Warrant Shares Underlying Warrant”. The Shares shall be delivered via a book-entry record through the Transfer Agent. Unless the Company and an Investor otherwise mutually agree with respect to such Investor’s Shares, at Closing settlement shall occur on a “delivery versus payment” basis.

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors that, except (a) as described in the Company’s SEC Filings filed at least one Trading Day prior to the Execution Date and (b) as set forth on the disclosure schedule delivered herewith (which is arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Section 4) (the “Disclosure Schedule”), each of which qualify these representations and warranties in their entirety:

4.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease its properties. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless

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the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect. Syros Securities Corporation, a Massachusetts corporation, and Syros Pharmaceuticals (Ireland) Limited, an Irish limited liability company, are the only subsidiaries of the Company and are wholly-owned by the Company. Each subsidiary of the Company has been duly incorporated or organized and is validly existing and in good standing (or such equivalent concepts to the extent they exist under the law of such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, and have all requisite power and authority to carry on their business as now conducted and to own or lease their properties. The Company’s subsidiaries are duly qualified to do business and are in good standing (or such equivalent concept to the extent it exists under the law of such jurisdiction) in each jurisdiction in which the conduct of their business or their ownership or leasing of property makes such qualification necessary unless the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect.

4.2 Authorization. The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for, and no further action on the part of the Company, its officers, directors and stockholders is necessary for, (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities, subject to obtaining Stockholder Approval. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

4.3 Capitalization. The Company is authorized under its Certificate of Incorporation to issue 200,000,000 shares of Common Stock. The Company’s disclosure of its issued and outstanding capital stock in its most recent SEC Filing containing such disclosure was accurate in all material respects as of the date indicated in such SEC Filing. Since the date indicated in such SEC Filing, there has not been any change the Company’s capital stock, other than as a result of the exercise of stock options or the award of stock options or restricted stock units in the ordinary course of business pursuant to the Company’s stock-based compensation plans described in the SEC Filings. All of the issued and outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid and nonassessable; none of such shares were issued in violation of any preemptive rights; and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties. No Person is entitled to preemptive or similar statutory or contractual rights with respect to the issuance by the Company of any securities of the Company, including, without limitation, the Securities. Except for stock options and restricted stock units approved pursuant to Company stock-based compensation plans described in the SEC Filings and warrants described in the SEC Filings, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind, except as contemplated by this Agreement and the Merger Agreement. Except (a) for the Registration Rights Agreement and the Prior Registration Rights Agreement and (b) as set forth on the Disclosure Schedule, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. Except (a) as provided in the Registration Rights Agreement and the Prior Registration Rights Agreement and (b) as set forth on the Disclosure Schedule, no Person has the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person.

The issuance and sale of the Securities hereunder will not obligate the Company to issue shares of Common Stock or other securities to any other Person (other than the Investors) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

The Company does not have outstanding stockholder purchase rights or “poison pill” or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

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4.4 Valid Issuance. Subject to receipt of the Stockholder Approval, the Shares will be duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. Subject to receipt of the Stockholder Approval, the Warrant Shares will be duly and validly authorized and reserved for issuance and, upon exercise of the Pre-Funded Warrants or Warrants, as applicable, in accordance with their respective terms, including the payment of any exercise price therefor, will be validly issued, fully paid and nonassessable and will be free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. Assuming the accuracy of the representations and warranties of each Investor in Section 5 hereof, the Warrant Shares will be issued in compliance with all applicable federal and state securities laws.

4.5 Consents. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5 hereof, the execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than (a) the Stockholder Approval, (b) filings that have been made pursuant to applicable state securities laws, (c) post-sale filings pursuant to applicable state and federal securities laws, (d) filings pursuant to the rules and regulations of Nasdaq, including with respect to obtaining Stockholder Approval, (e) filing of the registration statement required to be filed by the Registration Rights Agreement, (f) filings required by the 1933 Act, 1934 Act, and the rules of the SEC, including the registration statement on Form S-4 with respect to the Merger and the proxy statement/prospectus included therein, and (g) filings required to consummate the Merger as provided under the Merger Agreement, each of which the Company has filed or undertakes to file within the applicable time. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5 hereof, the Company has taken all action necessary to exempt (i) the issuance and sale of the Securities and (ii) the other transactions contemplated by the Transaction Documents from the provisions of any stockholder rights plan or other “poison pill” arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties is subject that is or could reasonably be expected to become applicable to the Investors as a result of the transactions contemplated hereby, including without limitation, the issuance of the Securities and the ownership, disposition or voting of the Shares or the Warrant Shares by the Investors or the exercise of any right granted to the Investors pursuant to this Agreement or the other Transaction Documents.

4.6 Use of Proceeds. The net proceeds of the sale of the Securities hereunder shall be used by the Company for advancement of the Company’s clinical development pipeline, business development activities, working capital and general corporate purposes.

4.7 No Material Adverse Change. Since March 31, 2022, except as identified and described in the SEC Filings filed at least one Trading Day prior to the date hereof, there has not been:

(i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, except for changes in the ordinary course of business which have not had and would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii) any declaration or payment by the Company of any dividend, or any authorization or payment by the Company of any distribution, on any of the capital stock of the Company, or any redemption or repurchase by the Company of any securities of the Company;

(iii) any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company;

(iv) any waiver, not in the ordinary course of business, by the Company of a material right or of a material debt owed to it;

(v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted);

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(vi) any change or amendment to the Company’s Certificate of Incorporation or Bylaws, or material change to any Material Contract or arrangement by which the Company is bound or to which any of its assets or properties is subject;

(vii) any material labor difficulties or, to the Company’s Knowledge, labor union organizing activities with respect to employees of the Company;

(viii) any material transaction entered into by the Company other than in the ordinary course of business;

(ix) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company; or

(x) any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

4.8 SEC Filings. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the 1933 Act and the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year period preceding the date hereof (collectively, the “SEC Filings”). At the time of filing thereof, the SEC Filings complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder.

4.9 No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities in accordance with the provisions thereof will not, except (solely in the case of clause (i)(b) and clause (ii)) for such violations, conflicts or defaults as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under, the Company’s Certificate of Incorporation or the Company’s Bylaws, both as in effect on the date hereof (true and complete copies of which have been made available to the Investors through the Electronic Data Gathering, Analysis, and Retrieval system (the “EDGAR system”)), or (b) assuming the accuracy of the representations and warranties in Section 5 and subject to the Stockholder Approval, any applicable statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or its subsidiaries, or any of their assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or its subsidiaries or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract. This Section 4.9 does not relate to matters with respect to tax status, which are the subject of Section 4.10, employee relations and labor matters, which are the subject of Section 4.13, or environmental laws, which are the subject of Section 4.15.

4.10 Tax Matters. The Company and its subsidiaries have timely prepared and filed all material tax returns required to have been filed by them with all appropriate governmental agencies and timely paid all material taxes shown thereon or otherwise owed by them. There are no material unpaid assessments against the Company nor, to the Company’s Knowledge, any audits by any federal, state or local taxing authority. All material taxes that the Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens pending or, to the Company’s Knowledge, threatened against the Company or any of its assets or property. With the exception of agreements or other arrangements that are not primarily related to taxes entered into in the ordinary course of business, there are no outstanding tax sharing agreements or other such arrangements between the Company and any other corporation or entity (other than a subsidiary of the Company).

4.11 Title to Properties. The Company and its subsidiaries have good and marketable title to all real properties and all other material properties and assets owned by them, in each case free from liens, encumbrances and defects, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

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4.12 Certificates, Authorities and Permits. The Company possesses adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, except where failure to so possess would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. The Company has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that would reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, on the Company.

4.13 Labor Matters.

(a) Neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreements or other agreements with labor organizations. To the Company’s Knowledge, neither the Company nor any of its subsidiaries has violated in any material respect any laws, regulations, orders or contract terms affecting the collective bargaining rights of employees or labor organizations, or any laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees’ health, safety, welfare, wages and hours.

(b) No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company or any of its subsidiaries, exists or, to the Company’s Knowledge, is threatened or imminent.

4.14 Intellectual Property. The Company and its subsidiaries own, possess, license or have other rights to use, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business in all material respects as now conducted or as proposed in the SEC Filings to be conducted; and (a) there are no rights of third parties to any such Intellectual Property, including no liens, security interests or other encumbrances; (b) to the Company’s Knowledge, there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property; (d) such Intellectual Property that is described in the SEC Filings has not been adjudged by a court of competent jurisdiction invalid or unenforceable, in whole or in part; (e) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property that is owned or licensed by the Company, including interferences, oppositions, reexaminations or government proceedings; (f) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates, or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others; and (g) each key employee of the Company and each Company employee involved with the development of Intellectual Property has entered into an invention assignment agreement with the Company.

4.15 Environmental Matters. Neither the Company nor any of its subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), nor has the Company or any of its subsidiaries released any hazardous substances regulated by Environmental Law onto any real property that it owns or operates, and has not received any written notice or claim it is liable for any off-site disposal or contamination pursuant to any Environmental Laws, which violation, release, notice, claim, or liability would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and to the Company’s Knowledge, there is no pending or threatened investigation that would reasonably be expected to lead to such a claim.

4.16 Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending, or to the Company’s Knowledge, threatened to which the Company or its subsidiaries are a party or to which any property of the Company or its subsidiaries are the subject that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

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4.17 Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, subject in the case of unaudited financial statements to normal, immaterial year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP, and, in the case of quarterly financial statements, except as permitted by Form 10-Q under the 1934 Act). Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

4.18 Insurance Coverage. The Company maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company, and the Company reasonably believes such insurance coverage to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure.

4.19 Compliance with Nasdaq Continued Listing Requirements. The Company is in compliance with applicable Nasdaq continued listing requirements. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the Common Stock on Nasdaq and the Company has not received any notice of, nor to the Company’s Knowledge is there any reasonable basis for, the delisting of the Common Stock from Nasdaq.

4.20 Brokers and Finders. Other than the Placement Agents, no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. No Investor shall have any obligation with respect to any fees, or with respect to any claims made by or on behalf of other Persons for fees, in each case of the type contemplated by this Section 4.20 that may be due in connection with the transactions contemplated by this Agreement or the Transaction Documents.

4.21 No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

4.22 No Integrated Offering. Neither the Company nor its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would (i) adversely affect reliance by the Company on Section 4(a)(2) and Rule 506(b) of Regulation D for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the 1933 Act or (ii) cause the offer and sale of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions.

4.23 Private Placement. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, the offer and sale of the Closing Securities to the Investors and the exercise of the Pre-Funded Warrants and Warrants as contemplated hereby are exempt from the registration requirements of the 1933 Act. The issuance and sale of the Closing Securities and the exercise of the Pre-Funded Warrants and Warrants do not contravene the rules and regulations of Nasdaq.

4.24 Questionable Payments. Neither the Company nor its subsidiaries nor, to the Company’s Knowledge, any of their current or former directors, officers, employees, agents or other Persons acting on behalf of the Company or its subsidiaries, has on behalf of the Company or its subsidiaries in connection with their business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets which is in violation of law; (d) made any false or fictitious entries on the books and records of the Company; (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (f) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended.

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4.25 No Conflicts with Sanctions Laws. Neither the Company nor any of its subsidiaries, directors, officers or employees, nor, to the Company’s Knowledge, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic (each, a “Sanctioned Country”); and the Company and its subsidiaries will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

4.26 Transactions with Affiliates. None of the executive officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company is presently a party to any transaction with the Company (other than as holders of stock options, restricted stock units, warrants and/or restricted stock, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company’s Knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.27 Internal Controls. The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the 1934 Act), which (a) are designed to ensure that material information relating to the Company, including its subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities; (b) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter; and (c) are effective in all material respects to perform the functions for which they were established. Since the end of the Company’s most recent audited fiscal year, there have been no material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or would reasonably be expected to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal controls over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or would reasonably be expected to materially affect, the Company’s internal control over financial reporting.

4.28 Disclosures. Neither the Company nor any Person acting on its behalf has provided the Investors or their agents or counsel with any information that constitutes or would reasonably be expected to constitute material nonpublic information concerning the Company or its subsidiaries, other than with respect to the transactions contemplated hereby, which will be disclosed in the Press Release (as defined below) or in a Form 8-K filed with the SEC no later than the Business Day immediately following the date this Agreement is executed. The SEC Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Company understands and confirms that the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.

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4.29 Required Filings. Except for the transactions contemplated by this Agreement, including the acquisition of the Securities contemplated hereby, no event or circumstance has occurred or information exists with respect to the Company or its business, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed (assuming for this purpose that the SEC Filings are being incorporated by reference into an effective registration statement filed by the Company under the 1933 Act).

4.30 Investment Company. The Company is not required to be registered as, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.31 Tests and Preclinical and Clinical Trials. (i) The preclinical studies and clinical trials conducted by or on behalf of or sponsored by the Company or its subsidiaries, or in which the Company or its subsidiaries have participated, that are described in the SEC Filings, or the results of which are referred to in the SEC Filings, as applicable, were, and if still pending are, being conducted in all material respects in accordance with standard medical and scientific research standards and procedures for products or product candidates comparable to those being developed by the Company and all applicable statutes and all applicable rules and regulations of the U.S. Food and Drug Administration and comparable regulatory agencies outside of the United States to which they are subject, including the European Medicines Agency (collectively, the “Regulatory Authorities”) and Good Clinical Practice and Good Laboratory Practice requirements; (ii) the descriptions in the SEC Filings of the results of such studies and trials are accurate and complete descriptions in all material respects and fairly present the data derived therefrom; (iii) to the Company’s Knowledge, there are no other studies or trials not described in the SEC Filings, the results of which the Company believes are inconsistent with or reasonably call into question the results described or referred to in the SEC Filings; (iv) the Company and its subsidiaries have operated at all times and are currently in compliance with all applicable statutes, rules and regulations of the Regulatory Authorities, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect; and (v) neither the Company nor any of its subsidiaries have received any written notices, correspondence or other communications from the Regulatory Authorities or any other governmental agency requiring or threatening the termination, material modification or suspension of any preclinical studies or clinical trials that are described in the SEC Filings or the results of which are referred to in the SEC Filings, other than ordinary course communications with respect to modifications in connection with the design and implementation of such studies or trials.

4.32 Manipulation of Price. The Company has not taken, and, to the Company’s Knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities.

4.33 Anti-Bribery and Anti-Money Laundering Laws. Each of the Company, its subsidiaries and any of their respective officers, directors, supervisors, managers, agents, or employees, are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope or (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any Executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

4.34 No Bad Actors. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

4.35 No Additional Agreements. Except as set forth on the Disclosure Schedule, the Company has no other agreements or understandings (including, without limitation, side letters) with any Investor or any other party to purchase Securities or any other equity or equity-linked securities of the Company on terms more favorable to such Investor or other party than as set forth herein.

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4.36 Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1).

4.37 Compliance. The Company is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived) or (ii) in violation of any judgment, decree or order of any court, arbitrator or governmental body, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

4.38 Authorization of Merger Agreement. All necessary corporate action has been duly and validly taken by the Company and the Merger Sub to authorize the execution, delivery and performance of the Merger Agreement. The Merger Agreement has been duly and validly authorized by all necessary corporate action on the part of the Company and the Merger Sub, executed and delivered by the Company and the Merger Sub and constitutes legal, valid and binding obligations of the Company and the Merger Sub enforceable against the Company and the Merger Sub in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity or public policy (regardless of whether enforcement is sought in a proceeding at law or in equity). To the knowledge of the Company, the representations and warranties of the Target contained in Article III of the Merger Agreement (as qualified therein and in the disclosure schedules thereto) were, as of the date of the Merger Agreement, and are, as of the date hereof (except to the extent such representations and warranties are made as of another date, in which case such representations and warranties are true and correct as of that date), true and accurate in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects). The Company has furnished or otherwise made available to each Investor a true and substantially complete copy of the Merger Agreement as in effect as of the date hereof.

5. Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

5.1 Organization and Existence. Such Investor is a duly incorporated or organized and validly existing corporation, limited partnership, limited liability company or other legal entity, has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Securities pursuant to this Agreement, and is in good standing under the laws of the jurisdiction of its incorporation or organization.

5.2 Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally, and general principles of equity.

5.3 Purchase Entirely for Own Account. The Securities to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, for the purpose of investment and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. The Securities are being purchased by such Investor in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

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5.4 Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5 Disclosure of Information. Such Investor has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities, and has conducted and completed its own independent due diligence. Such Investor acknowledges that copies of the SEC Filings are available on the EDGAR system. Based on the information such Investor has deemed appropriate, and without reliance on the Placement Agents, it has independently made its own analysis and decision to enter into the Transaction Documents. Such Investor is relying exclusively on its own investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. Such Investor understands that the Placement Agents have acted solely as the agents of the Company in this placement of the Shares and such Investor has not relied on the business or legal advice of the Placement Agents or any of their agents, counsel or affiliates in making its investment decision hereunder, and confirms that none of such persons has made any representations or warranties to such Investor in connection with the transactions contemplated hereby.

5.6 Restricted Securities. Such Investor understands that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

5.7 Legends. It is understood that, except as provided below, certificates or book-entry positions evidencing the Securities may bear the following or any similar legend:

(a) “These securities represented hereby [and the securities issuable upon exercise of these securities] have not been registered with the Securities and Exchange Commission or the securities commission of any state but have been [or will be] issued in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144, (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933, as amended, or (iv) the securities are transferred without consideration to an affiliate of such holder or a custodial nominee (which for the avoidance of doubt shall require neither consent nor the delivery of an opinion).”

(b) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

5.8 Accredited Investor. Such Investor is (a) an “accredited investor” within the meaning of Rule 501(a) of Regulation D. Such Investor has executed and delivered to the Company a questionnaire in substantially the form attached hereto as Exhibit E (the “Investor Questionnaire”), which such Investor represents and warrants is true, correct and complete. Such investor is a sophisticated institutional investor with sufficient knowledge and experience in investing in private equity transactions to properly evaluate the risks and merits of its purchase of the Securities. Such Investor has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Securities and participation in the transactions contemplated by the Transaction Documents (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Investor, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under such Investor’s charter, bylaws or other constituent document or under any law, rule, regulation, agreement or other obligation by which such Investor is bound and (v) are a fit, proper and suitable investment for such Investor, notwithstanding the substantial risks inherent in investing in or holding the Securities.

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5.9 No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, website, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which such Investor was invited by any of the foregoing means of communications.

5.10 Brokers and Finders. Other than the Placement Agents, no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.11 Short Sales and Confidentiality Prior to the Date Hereof. Other than consummating the transactions contemplated hereunder, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Investor was first contacted by the Company, the Placement Agents or any other Person regarding the transactions contemplated hereby and ending immediately prior to the date hereof. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement and other than to such Person’s outside attorney, accountant, auditor or investment advisor only to the extent deemed reasonably necessary by such Investor to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5.12 No Government Recommendation or Approval. Such Investor understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Securities.

5.13 No Intent to Effect a Change of Control. Such Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

5.14 Residency. Such Investor’s office in which its investment decision with respect to the Securities was made is located at the address immediately below such Investor’s name on its signature page hereto.

5.15 No Conflicts. The execution, delivery and performance by such Investor of the Transaction Documents and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Investor to perform its obligations hereunder.

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5.16 Placement Agents. Such Investor hereby acknowledges and agrees that (a) each of the Placement Agents is acting solely as placement agent in connection with the execution, delivery and performance of the Transaction Documents and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Investor, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Documents, (b) no Placement Agent has made or will make any representation or warranty, whether express or implied, of any kind or character, or has provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Documents, (c) no Placement Agent will have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, and (d) no Placement Agent will have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Investor, the Company or any other person or entity), whether in contract, tort or otherwise, to such Investor, or to any person claiming through it, in respect of the execution, delivery and performance of the Transaction Documents.

6. Conditions to Closing.

6.1 Conditions to the Investors’ Obligations. The obligation of each Investor to purchase the Closing Securities is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(a) The representations and warranties made by the Company in Section 4 hereof, as qualified by the Disclosure Schedule and the SEC Filings filed at least one Trading Day prior to the Execution Date, shall be true and correct in all material respects, except for those representation and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, as of the date hereof and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(b) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Closing Securities and the consummation of the other transactions contemplated by the Transaction Documents (other than the Stockholder Approval), all of which shall be in full force and effect.

(c) The Company shall have executed and delivered the Registration Rights Agreement.

(d) The Company shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Shares and the Warrant Shares, and Nasdaq shall have raised no objection to the consummation of the transactions contemplated by the Transaction Documents.

(e) All conditions precedent to the closing of the Merger set forth in the Merger Agreement, including, without limitation, the approval of the Company’s stockholders and the Target’s stockholders, shall have been satisfied (as determined by the parties to the Merger Agreement, and other than those conditions which, by their nature, are to be satisfied at the closing of the Merger) or waived in writing by the party entitled to the benefit thereof under the Merger Agreement, and the Merger Closing shall be scheduled to occur concurrently with the Closing.

(f) The terms of the Merger Agreement (as in effect on the date hereof) shall not have been amended, modified or waived in a manner that would reasonably be expected to materially and adversely affect the economic benefits that the Investor (in its capacity as such) would reasonably expect to receive under this Agreement unless the Investor has consented in writing to such amendment, modification or waiver.

(g) The Company shall have obtained the Stockholder Approval.

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(h) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(i) The Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in subsections (a), (b), (d), (e), (f), (g), (h), (l) and (m) of this Section 6.1.

(j) The Company shall have delivered a Certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement, the other Transaction Documents, the issuance of the Securities, certifying the current versions of the Certificate of Incorporation and Bylaws of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company.

(k) The Investors shall have received an opinion from Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s counsel, dated as of the Closing Date, in form and substance reasonably acceptable to the Investors.

(l) There shall have been no Material Adverse Effect with respect to the Company since the date hereof.

(m) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

6.2 Conditions to Obligations of the Company. The Company’s obligation to sell and issue Closing Securities to any Investor is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) The representations and warranties made by such Investor in Section 5 hereof shall be true and correct in all material respects as of the date hereof, and shall be true and correct in all material respects, except for those representations and warranties qualified by materiality or material adverse effect, which shall be true and correct in all respects, as of the date hereof and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. Such Investor shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(b) Such Investor shall have executed and delivered the Registration Rights Agreement and an Investor Questionnaire.

(c) Any Investor purchasing Closing Securities shall have paid in full its purchase price to the Company.

6.3 Termination of Obligations to Effect Closing; Effects.

(a) The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and Investors that agreed to purchase a majority of the Shares to be issued and sold pursuant to this Agreement; or

(ii) By either the Company or any Investor (with respect to itself only) if the Closing has not occurred on or prior to the date that is six (6) months after the date hereof if the Merger Closing has not occurred on or before such date;

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provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

(b) In the event of termination by the Company or any Investor of its obligations to effect the Closing pursuant to Section 6.3(a)(ii), written notice thereof shall be given to the other Investors by the Company and the other Investors shall have the right to terminate their obligations to effect the Closing upon written notice to the Company and the other Investors. Nothing in this Section 6.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

7. Covenants and Agreements of the Parties

7.1 Nasdaq Listing. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Stock on Nasdaq and, in accordance therewith, will use commercially reasonable efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

7.2 Stockholder Approval. Prior to the Closing Date, the Company shall hold a special meeting of stockholders providing for the approval of (i) an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of Common Stock to enable the issuance or reservation for issuance, as applicable, of all of the Securities in compliance with the rules and regulations of Nasdaq and (ii) to the extent required, the issuance of the Closing Securities in compliance with Nasdaq Listing Rule 5635(b) and/or (d) (the “Stockholder Approval”), with the recommendation of the Company’s Board of Directors that such proposal(s) be approved, and the Company shall solicit proxies from its stockholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal(s).

7.3 Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of the Shares or Warrant Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor, the Company shall request the transfer agent for the Common Stock (the “Transfer Agent”) to timely remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within two (2) Trading Days of any such request therefor from such Investor, provided that the Company has timely received from the Investor customary representations and other documentation reasonably acceptable to the Company in connection therewith.

(b) Subject to receipt from the Investor by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, upon the earliest of such time as the Shares or Warrant Shares (i) have been registered under the 1933 Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision, the Company shall, in accordance with the provisions of this Section 7.3(b) and within two (2) Trading Days of any request therefor from an Investor accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement. Any shares subject to legend removal under this Section 7.3 may be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with the DTC System as directed by such Investor. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

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7.4 Transfer Restrictions. Each Investor agrees that it will sell, transfer or otherwise dispose of the Securities only in compliance with all applicable state and federal securities laws and that any Securities sold by such Investor pursuant to an effective registration statement will be sold in compliance with the plan of distribution set forth therein.

7.5 Subsequent Equity Sales by the Company. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the 1933 Act of the sale of the Securities to the Investors, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any trading market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction. The Company shall not take any action or steps that would adversely affect reliance by the Company on Section 4(a)(2) and Regulation D for the exemption from registration for the transactions contemplated hereby or require registration of the Securities under the 1933 Act.

7.6 Fees. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by any Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agents.

7.7 Reservation of Common Stock. Subject to the Stockholder Approval, the Company will reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue all of the Warrant Shares upon conversion of any Pre-Funded Warrant or Warrant.

7.8 Short Sales and Confidentiality After the Date Hereof. Each Investor covenants that it will not, nor will it cause any Affiliates acting on its behalf or pursuant to any understanding with it to, execute any Short Sales during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced or (ii) this Agreement is terminated in full. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Each Investor covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Person’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law. Each Investor understands and acknowledges that the SEC currently takes the position that coverage of Short Sales of shares of the Common Stock “against the box” prior to effectiveness of a resale registration statement with securities included in such registration statement would be a violation of Section 5 of the 1933 Act, as set forth in Item 239.10 of the Securities Act Rules Compliance and Disclosure Interpretations compiled by the Office of Chief Counsel, Division of Corporation Finance.

7.9 Tax Matters. The parties agree that the Pre-Funded Warrants are intended to and shall be treated as stock in the Company for U.S. federal, state and local income tax purposes, and the parties shall file their tax returns and otherwise act consistently with such treatment except as otherwise required by a final determination within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended.

7.10 Filings. The Company shall make all filings with the SEC and its Trading Market as required by the transactions contemplated hereby. With respect to any exercise of a Pre-Funded Warrant or Warrant into Common Stock, the Company and each Investor (i) shall use their respective commercially reasonable efforts to promptly file or cause to be filed, (x) within 10 Business Days from the date that either the Company or any Investor provides any notice of exercise (for which within five Business Days the Investor determines that a filing under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), is required, and so notifies the

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Company), all required filings under the HSR Act and, (y) as promptly as reasonably practicable, all required filings under other applicable antitrust laws that the Company or any Investor reasonably determines in good faith to be necessary or appropriate to effect the transactions contemplated by this Agreement including but not limited to, the exercise of any Pre-Funded Warrant or Warrant into Common Stock, (ii) shall consult and cooperate with each other in the preparation of such filings, and (iii) shall promptly inform the other parties of any material communication received by such party from any Governmental Entity regarding the transactions contemplated by this Agreement and shall enable the other party to participate in any communications and meetings with any Governmental Entity regarding the transactions contemplated by this Agreement unless prohibited by the Governmental Entity. Each of the Company and any Investor that files such notice pursuant to the HSR Act or any other applicable antitrust law in accordance with the preceding sentence acknowledges that no exercise of any Pre-Funded Warrant or Warrant into Common Stock will be consummated until any waiting period prescribed under the HSR Act or any other applicable antitrust law has elapsed.

8. Survival and Indemnification.

8.1 Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for the applicable statute of limitations.

8.2 Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents, from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person solely to the extent such amounts have been finally judicially determined not to have resulted from such Person’s fraud or willful misconduct.

8.3 Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

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9. Miscellaneous.

9.1 Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to the Closing, each reference in any Transaction Document to a number of shares or a price per share shall be amended to appropriately account for such event (without duplication, to the extent the relevant Transaction Document provides for such amendment therein).

9.2 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or each of the Investors, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Securities in a transaction complying with applicable securities laws without the prior written consent of the Company or the other Investors, provided such assignee agrees in writing to be bound by the provisions hereof that apply to Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Securities” shall be deemed to refer to the securities received by the Investors in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.5 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by e-mail, then such notice shall be deemed given upon receipt of confirmation of receipt of an e-mail transmission, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to the Company:

Syros Pharmaceuticals, Inc.

35 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

Attention: Jason Haas

Email: jhaas@syros.com

With a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Cynthia Mazareas

Email: cynthia.mazareas@wilmerhale.com

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If to the Investors:

Only to the addresses set forth on the signature pages hereto.

9.6 Expenses. The parties hereto shall pay their own costs and expenses in connection herewith regardless of whether the transactions contemplated hereby are consummated; it being understood that each of the Company and each Investor has relied on the advice of its own respective counsel.

9.7 Amendments and Waivers. Prior to Closing, no amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by a duly authorized representative of such party. Following the Closing, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Investors. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. Any amendment or waiver effected in accordance with this paragraph shall be binding upon (i) prior to Closing, each Investor that signed such amendment or waiver and (ii) following the Closing, each holder of any Securities purchased under this Agreement at the time outstanding, and in each case, each future holder of all such Securities and the Company.

9.8 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Investors without the prior consent of the Company, except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Investors shall allow the Company reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, each Investor may identify the Company and the value of such Investor’s security holdings in the Company in accordance with applicable investment reporting and disclosure regulations or internal policies without prior notice to or consent from the Company (including, for the avoidance of doubt, filings pursuant to Sections 13 and 16 of the 1934 Act). The Company shall not include the name of any Investor or any Affiliate or investment adviser of such Investor in any press release or public announcement (which, for the avoidance of doubt, shall not include any SEC Filing to the extent such disclosure is required by SEC rules and regulations) without the prior written consent of such Investor. No later than the Business Day immediately following the date this Agreement is executed, the Company shall issue a press release disclosing all material terms of the transactions contemplated by this Agreement and any material non-public information that the Company may have provided any Investor in connection with the transactions contemplated by this Agreement at any time prior to the issuance of such press release (the “Press Release”). In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq. From and after the issuance of the Press Release, no Investor shall be in possession of any material non-public information provided by the Company, its subsidiaries or any of their respective officers, directors, employees or agents (including the Placement Agents) in connection with the transactions contemplated by this Agreement.

9.9 Third-Party Beneficiaries. The Company acknowledges and agrees and the Investors acknowledge and agree that each Placement Agent is a third-party beneficiary of the representations and warranties contained in Section 4 and Section Error! Reference source not found., respectively.

9.10 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

9.11 Entire Agreement. This Agreement, including the signature pages, Exhibits, the other Transaction Documents and any confidentiality agreement between the Company and each Investor constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

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9.12 Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

9.13 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.

9.14 Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase Closing Securities pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:	SYROS PHARMACEUTICALS, INC.

	By:	/s/ Nancy Simonian
Name: Nancy Simonian
Title: Chief Executive Officer

INVESTOR:	667, L.P.

	By:	BAKER BROS. ADVISORS LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner.

	By:	/s/ Scott Lessing
Name: Scott Lessing
Title: President

INVESTOR:	BAKER BROTHERS LIFE SCIENCES, L.P.

	By:	BAKER BROS. ADVISORS LP, management company and investment adviser to Baker Brothers Life Sciences, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to Baker Brothers Life Sciences, L.P., and not as the general partner.

	By:	/s/ Scott Lessing
Name: Scott Lessing
Title: President

INVESTOR:	AVIDITY MASTER FUND LP

	By:	Avidity Capital Partners Fund (GP) LP, its general partner
	By:	Avidity Capital Partners (GP) LLC, its general partner

	By:	/s/ Michael Gregory
Name: Michael Gregory
Title: Managing Member

[Signature Page to Securities Purchase Agreement]

INVESTOR:	AVIDITY CAPITAL FUND II LP

	By:	Avidity Capital Partners Fund (GP) LP, its general partner
	By:	Avidity Capital Partners (GP) LLC, its general partner

	By:	/s/ Michael Gregory
Name: Michael Gregory
Title: Managing Member

INVESTOR:	AVIDITY CAPITAL HL SUB FUND III LLC

	By:	Avidity Master Fund III LP, its managing member
	By:	Avidity Capital Partners Fund (GP) LP, its general partner
	By:	Avidity Capital Partners (GP) LLC, its general partner

	By:	/s/ Michael Gregory
Name: Michael Gregory
Title: Managing Member

INVESTOR:	AVIDITY PRIVATE MASTER FUND I LP

	By:	Avidity Capital Partners Fund (GP) LP, its general partner
	By:	Avidity Capital Partners (GP) LLC, its general partner

	By:	/s/ Michael Gregory
Name: Michael Gregory
Title: Managing Member

INVESTOR:	FLAGSHIP PIONEERING FUND VII, L.P.

	By:	Flagship Pioneering Fund VII General Partner, LLC, its General Partner

	By:	/s/ Charles Carelli
Name: Charles Carelli
Title: Authorized Signatory

INVESTOR:	DEEP TRACK BIOTECHNOLOGY MASTER FUND, LTD.

	By:	/s/ Nir Messafi
Name: Nir Messafi
Title: Authorized Person

[Signature Page to Securities Purchase Agreement]

INVESTOR:	INVUS PUBLIC EQUITIES, L.P.

	By:	/s/ Khalil Barrage
Name: Khalil Barrage
Title: VP of the General Partner

INVESTOR:	BCLS II EQUITY OPPORTUNITIES, LP

	By:	BCLS II Equity Opportunities GP, LLC, its general partner

	By:	Bain Capital Life Sciences Fund II, L.P., its manager

	By:	Bain Capital Life Sciences Investors II, LLC, its general partner

	By:	Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Managing Director

INVESTOR:	SAMSARA BIOCAPITAL, LP

	By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju, PhD
Title: Managing Director, Samsara BioCapital GP, LLC

INVESTOR:	CHI IV PUBLIC INVESTMENTS LP

	By:	CHI Advisors LLC, its investment manager

	By:	/s/ Kevin Raidy
Name: Kevin Raidy
Title: Managing Partner

[Signature Page to Securities Purchase Agreement]

INVESTOR:	ALLY BRIDGE MEDALPHA MASTER FUND L.P.

	By:	Ally Bridge MedAlpha General Partner L.P., its general partner

	By:	Ally Bridge MedAlpha GP, LLC, its general partner

	By:	/s/ Fan Yu
Name: Fan Yu
Title: Manager

INVESTOR:	ADAGE CAPITAL PARTNERS LP

	By:	/s/ Dan Lehan
Name: Dan Lehan
Title: COO

INVESTOR:	CVI INVESTMENTS, INC.

	By:	Heights Capital Management, Inc., its authorized agent

	By:	/s/ Martin Kobinger
Name: Martin Kobinger
Title: President

INVESTOR:	ALTIUM GROWTH FUND, LP

	By:	/s/ Mark Gottlieb
Name: Mark Gottlieb
Title: COO

INVESTOR:	DAFNA LIFESCIENCE LP

	By:	/s/ Nathan Fischel
Name: Nathan Fischel
Title: CEO

INVESTOR:	DAFNA LIFESCIENCE SELECT LP

	By:	/s/ Nathan Fischel
Name: Nathan Fischel
Title: CEO

[Signature Page to Securities Purchase Agreement]

INVESTOR:	JALAA EQUITIES, LP

	By:	/s/ Jason Aryeh
Name: JALAA Equities, LP
Title: General Partner

[Signature Page to Securities Purchase Agreement]

EXHIBIT A

Schedule of Investors

Investor Name	Number of Shares	Number of Warrant Shares Underlying Pre-Funded Warrant	Number of Warrant Shares Underlying Warrant	Aggregate Purchase Price of Securities
667, L.P.	—	2,406,726	2,406,726	$2,262,081.77
Baker Brothers Life Sciences, L.P.	—	24,191,274	24,191,274	$22,737,378.43
Avidity Master Fund LP	3,319,700	4,500,000	7,819,700	$7,350,068.00
Avidity Master Fund LP	409,400	555,000	964,400	$906,480.50
Avidity Capital HL Sub Fund III LLC	305,600	414,200	719,800	$676,570.58
Avidity Private Master Fund LP	4,965,300	6,730,800	11,696,100	$10,993,660.92
Flagship Pioneering Fund VII, L.P.	7,000,000	14,200,000	21,200,000	$19,926,580.00
Deep Track Biotechnology Master Fund, Ltd.	—	15,950,000	15,950,000	$14,991,405.00
Invus Public Equities, L.P.	10,638,297	—	10,638,297	$9,999,999.18
BCLS II Equity Opportunities, LP	5,319,400	5,319,400	10,638,800	$9,999,940.06
Samsara BioCapital, L.P.	6,914,893	—	6,914,893	$6,499,999.42
CHI IV Public Investments LP	5,319,148	—	5,319,148	$4,999,999.12
Adage Capital Partners L.P.	5,319,148	—	5,319,148	$4,999,999.12
Ally Bridge MedAlpha Master Fund L.P.	5,319,148	—	5,319,148	$4,999,999.12
CVI Investments, Inc.	4,255,000	—	4,255,000	$3,999,700.00
Altium Growth Fund, LP	3,191,000	—	3,191,000	$2,999,540.00
Dafna Lifescience LP	1,010,000	—	1,010,000	$949,400.00
Dafna Lifescience Select LP	319,787	—	319,787	$300,599.78
JALAA Equities, LP	265,957	—	265,957	$249,999.58

Exhibit 10.5

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of July 3, 2022 by and among Syros Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the “Investors” named in that certain Securities Purchase Agreement by and among the Company and the Investors, dated as of July 3, 2022 (the “Purchase Agreement”). Capitalized terms used herein have the respective meanings ascribed thereto in the Purchase Agreement unless otherwise defined herein.

The parties hereby agree as follows:

1. Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the first paragraph.

“Allowed Delay” has the meaning set forth in Section 2(c)(ii).

“Company” has the meaning set forth in the first paragraph.

“Constructive Primary Offering” has the meaning set forth in Section 2(e).

“Cut Back Shares” has the meaning set forth in Section 2(e).

“Effectiveness Deadline” means, with respect to the Registration Statement, the sixtieth (60th) calendar day following the Filing Deadline (or, in the event the SEC reviews and has written comments to the Registration Statement, the one hundred and twentieth (120th) calendar day following the Filing Deadline); provided, however, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business.

“Effectiveness Period” has the meaning set forth in Section 3(a).

“Filing Deadline” has the meaning set forth in Section 2(a)(i).

“Inspectors” has the meaning set forth in Section 3(j).

“Investors” means the Investors identified in the Purchase Agreement and any Affiliate or permitted transferee of any Investor who is a subsequent holder of Registrable Securities.

“Investor Information” has the meaning set forth in Section 5(b).

“Liquidated Damages” has the meaning set forth in Section 2(d)(ii).

“Losses” has the meaning set forth in Section 5(a).

“Maintenance Failure” has the meaning set forth in Section 2(d)(ii).

“Maintenance Liquidated Damages” has the meaning set forth in Section 2(d)(ii).

“Prospectus” means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

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“Purchase Agreement” has the meaning set forth in the first paragraph.

“Qualification Date” has the meaning set forth in Section 2(a)(ii).

“Qualification Deadline” has the meaning set forth in Section 2(a)(ii).

“Questionnaire” has the meaning set forth in Section 4(a).

“Records” has the meaning set forth in Section 3(j).

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means (i) the Shares, (ii) the Warrant Shares and (iii) any other securities issued or issuable with respect to or in exchange for Shares or Warrant Shares, whether by merger, charter amendment or otherwise; provided, that a security shall cease to be a Registrable Security upon (A) sale pursuant to a Registration Statement or Rule 144 under the 1933 Act, or (B) such security becoming eligible for sale without restriction by the Investor holding such security pursuant to Rule 144, including without any manner of sale or volume limitations, and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the 1933 Act.

“Registration Liquidated Damages” has the meaning set forth in Section 2(d)(i).

“Registration Statement” means any registration statement of the Company under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“Required Investors” means the Investors holding a majority of the Registrable Securities outstanding from time to time.

“Restriction Termination Date” has the meaning set forth in Section 2(e).

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Restrictions” has the meaning set forth in Section 2(e).

“Shelf Registration Statement” has the meaning set forth in Section 2(a)(ii).

2. Registration.

(a) Registration Statements.

(i) Promptly following the Closing Date but no later than thirty (30) days after the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the SEC one Registration Statement covering the resale of all of the Registrable Securities. Subject to any SEC comments, such Registration Statement shall include the plan of distribution attached hereto as Exhibit A; provided, however, that no Investor shall be named as an “underwriter” in such Registration Statement without the Investor’s prior written consent. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. Such Registration Statement shall not include any shares of Common Stock or other securities for the account of any other holder without the prior written consent of the Required Investors. Such Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Investors prior to its filing or other submission.

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(ii) The Registration Statement referred to in Section 2(a)(i) shall be on Form S-3. In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on such other form as is available to the Company and (ii) so long as Registrable Securities remain outstanding, promptly following the date (the “Qualification Date”) upon which the Company becomes eligible to use a registration statement on Form S-3 to register the Registrable Securities for resale, but in no event more than thirty (30) days after the Qualification Date (the “Qualification Deadline”), file a registration statement on Form S-3 covering the Registrable Securities (or a post-effective amendment on Form S-3 to a registration statement on Form S-1) (a “Shelf Registration Statement”) and use commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective as promptly as practicable thereafter; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Shelf Registration Statement covering the Registrable Securities has been declared effective by the SEC.

(b) Expenses. The Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

(c) Effectiveness.

(i) The Company shall use commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable after such Registration Statement has been filed with the SEC, but no later than the Effectiveness Deadline. By 5:30 p.m. (Eastern time) on the second Business Day following the date on which the Registration Statement is declared effective by the SEC, the Company shall file with the SEC, in accordance with Rule 424 under the 1933 Act, the final prospectus to be used in connection with sales pursuant to such Registration Statement. The Company shall notify the Investors by e-mail as promptly as practicable, and in any event within twenty-four (24) hours, after any Registration Statement is declared effective and shall simultaneously provide the Investors with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(ii) For not more than thirty (30) consecutive days or for a total of not more than sixty (60) days in any twelve (12) month period, the Company may, on no more than two occasions, suspend the use of any Prospectus included in any Registration Statement contemplated by this Section 2 in the event that the Company determines in good faith that such suspension is necessary to (A) delay the disclosure of material nonpublic information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the affected Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material nonpublic information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under such Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

(d) Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement.

(i) If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Company will make pro rata payments to each Investor then holding Registrable Securities, as liquidated damages and not as a penalty (the “Registration Liquidated Damages”), in an amount equal to one percent (1.0%) of the aggregate amount invested by such Investor for the initial day of failure to file such Registration Statement by the Filing Deadline and for each 30-day period (or pro rata portion thereof with respect to a final period, if any) thereafter during which no such Registration Statement is filed with respect to the Registrable Securities. Such payments shall be made to each Investor then holding Registrable Securities in cash no later than ten (10) Business Days after the end of the date of the initial failure to file such Registration Statement by the Filing Deadline and each subsequent 30-day period (or portion thereof with respect to a final period, if any) thereafter until such Registration Statement is filed with respect to the Registrable Securities. Interest shall accrue at the rate of one percent (1.0%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

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(ii) If (A) a Registration Statement covering the Registrable Securities is not declared effective by the SEC (x) prior to the earlier of five (5) Business Days after the SEC informs the Company that no review of such Registration Statement will be made or that the SEC has no further comments on such Registration Statement or (y) the Effectiveness Deadline or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including, without limitation, by reason of a stop order or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay or the inability of any Investor to sell the Registrable Securities covered thereby due to market conditions (each of (A) and (B), a “Maintenance Failure”), then the Company will make pro rata payments to each Investor then holding Registrable Securities, as liquidated damages and not as a penalty (the “Maintenance Liquidated Damages” and together with the Registration Liquidated Damages, the “Liquidated Damages”), in an amount equal to one percent (1.0%) of the aggregate amount invested by such Investor for the Registrable Securities then held by such Investor for the initial day of a Maintenance Failure and for each 30-day period (or pro rata portion thereof with respect to a final period, if any) thereafter until the Maintenance Failure is cured. The Maintenance Liquidated Damages shall be paid monthly within ten (10) Business Days of the date of such Maintenance Failure and the end of each subsequent 30-day period (or portion thereof with respect to a final period, if any) thereafter until the Maintenance Failure is cured. Such payments shall be made to each Investor then holding Registrable Securities in cash. Interest shall accrue at the rate of one percent (1%) per month on any such liquidated damages payments that shall not be paid by the applicable payment date until such amount is paid in full.

(iii) The parties agree that (1) notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (as defined below) (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the expiration of the Effectiveness Period), and in no event shall the aggregate amount of Liquidated Damages payable to an Investor exceed, in the aggregate, six percent (6.0%) of the aggregate purchase price paid by such Investor pursuant to the Purchase Agreement and (2) in no event shall the Company be liable in any thirty (30) day period for Liquidated Damages under this Agreement in excess of one percent (1.0%) of the aggregate purchase price paid by the Investors pursuant to the Purchase Agreement.

(iv) Notwithstanding the foregoing, the Company and the Investors agree that the Company will not be liable for any liquidated damages under this Section 2(d) with respect to any Registrable Securities prior to their issuance. The Liquidated Damages described in this Section 2(d) shall constitute the Investors’ exclusive monetary remedy for any failure to meet the Filing Deadline and for any Maintenance Failure, but shall not affect the right of the Investors to seek injunctive relief.

(e) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is a primary offering or not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act, or requires any Investor to be named as an “underwriter,” the Company shall use commercially reasonable efforts to advocate before the SEC its reasonable position that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 (a “Constructive Primary Offering”) and that none of the Investors is an “underwriter.” The Investors shall have the right to review and oversee any registration or matters pursuant to this Section 2(e), including participation in any meetings or discussions with the SEC regarding the SEC’s position and to comment on any written submission made to the SEC with respect thereto. In the event that, despite the Company’s commercially reasonable efforts, the SEC does not alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor. Any cut-back imposed on the Investors pursuant to this Section 2(e) shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of such Investor as such Investor shall designate, unless the SEC Restrictions otherwise require or provide or the Investors otherwise agree. The parties agree that the Company’s

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delay or failure to have a Registration Statement declared effective due to the SEC taking the position that the offering is a Constructive Primary Offering shall not be a breach of any provision of this Agreement and no liquidated damages shall accrue as to any Cut Back Shares. From and after such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions applicable to such Cut Back Shares (such date, the “Restriction Termination Date”), all of the provisions of this Section 2 (including the Company’s obligations with respect to the filing of a Registration Statement and its obligations to use commercially reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein and the liquidated damages provisions relating thereto) shall again be applicable to such Cut Back Shares; provided, however, (i) that the Filing Deadline and/or the Qualification Deadline, as applicable, for such Registration Statement including such Cut Back Shares shall be ten (10) Business Days after such Restriction Termination Date, and (ii) the date by which the Company is required to obtain effectiveness with respect to such Cut Back Shares under Section 2(c) shall be the 90th day immediately after the Restriction Termination Date (or the 120th day if the SEC reviews such Registration Statement).

3. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a) use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement, as amended from time to time, have been sold, and (ii) the date on which all Shares and Warrant Shares cease to be Registrable Securities (the “Effectiveness Period”);

(b) prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c) provide copies to and permit each Investor to review each Registration Statement and all amendments and supplements thereto prior to their filing with the SEC and a reasonable opportunity to furnish comments thereon;

(d) furnish to each Investor whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Investor, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by such Registration Statement;

(e) use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order at the earliest practical moment;

(f) use commercially reasonable efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(g) promptly notify the Investors, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that such notice shall not, without the prior written consent of an Investor, disclose to such Investor any material nonpublic information regarding the Company), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

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(h) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Investors in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investors are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, an earnings statement covering satisfying the provisions of Section 11(a) of the 1933 Act;

(i) if requested by an Investor, the Company shall (i) as soon as practicable, incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable, make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any Registrable Securities;

(j) within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC;

(k) make available upon reasonable prior notice during normal business hours and for reasonable periods for inspection by the Investors and by any attorney, accountant or other agent retained by the Investors and who is reasonably acceptable to the Company (collectively, the “Inspectors”), all pertinent financial and other records and pertinent corporate documents and properties of the Company (collectively, the “Records”) as may be reasonably necessary for the purpose of such review, and cause the Company’s officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by the Inspectors for the sole purpose of conducting initial and ongoing due diligence with respect to the Company and the accuracy of the Registration Statement; provided, however, that each Investor shall agree to, and to direct its Inspectors to, hold in strict confidence and shall not make any disclosure or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this Section 3(j). Notwithstanding the foregoing, the Company shall not disclose material nonpublic information to the Investors, or to advisors to or representatives of the Investors, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Investors, such advisors and such representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Investor wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto; and

(l) with a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell shares of Common Stock to the public without registration, the Company covenants and agrees to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule

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144 or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

4. Obligations of the Investors.

(a) Notwithstanding any other provision of the Agreement, no Investor may include any of its Registrable Securities in the Registration Statement pursuant to this Agreement unless such Investor furnishes to the Company a completed questionnaire substantially in the form of Exhibit B (the “Questionnaire”) for use in connection with the Registration Statement at least five (5) Business Days prior to the anticipated filing date of the Registration Statement if such Investor elects to have any of the Registrable Securities included in such Registration Statement. In addition to the Questionnaire, each Investor shall furnish such other information as shall be reasonably required to effect the registration of such Registrable Securities, and shall execute such documents in connection with such registration as the Company may reasonably request.

(b) Each Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c) Each Investor agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2(c)(ii) or (ii) the happening of an event pursuant to Section 3(g) hereof, such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities, until the Investor is advised by the Company that such dispositions may again be made, provided that, no Holder shall be required to discontinue disposition of Registrable Securities under a Registration Statement by virtue of the delivery by the Company of a notice of the occurrence of any event of the kind described in Section 2(c)(ii) on more than two occasions or for more than thirty (30) consecutive days or for more than sixty (60) total calendar days, in each case during any twelve-month period.

(d) Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement.

5. Indemnification.

(a) Indemnification by the Company. The Company will indemnify and hold harmless each Investor and its officers, directors, members, employees and agents, and each other person, if any, who controls such Investor within the meaning of the 1933 Act, against any losses, claims, damages or liabilities (collectively, “Losses”), joint or several, to which they may become subject under the 1933 Act or otherwise, insofar as such Losses (or actions in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements in any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof, in light of the circumstances under which they were made not misleading or (iii) any violation or alleged violation by the Company or any of its subsidiaries of any federal, state, foreign or common law rule or regulation applicable to the Company or any of its subsidiaries and relating to action or inaction in connection with any such registration, disclosure document or other document or report, except to the extent that any such Losses arise out of or are based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with Investor Information, (ii) the use by an Investor of an outdated or defective Prospectus after the Company has notified such Investor in writing that such Prospectus is outdated or defective; or (iii) an Investor’s failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required (and not exempted) to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities.

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(b) Indemnification by the Investors. Each Investor agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the meaning of the 1933 Act) against any Losses resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in any Registration Statement or Prospectus or preliminary Prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor, relating to such Investor, to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto (“Investor Information”). In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 5 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which shall not be unreasonably withheld or conditioned, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of an Investor be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 5 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

6. Miscellaneous.

(a) Effective Date. This Agreement shall be effective as of the Closing. If, prior to the Closing, (i) the Purchase Agreement is terminated with respect to all parties thereto pursuant to Section 6.3 therein, then this Agreement shall be null and void; or (ii) any Investor (with respect to itself only) terminates its obligations under the Purchase Agreement pursuant to Section 6.3(a)(ii) therein, then such Investor’s rights and obligations under this Agreement shall also be terminated, in each case, unless otherwise mutually agreed.

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(b) Amendments and Waivers. This Agreement may be amended only by a writing signed by the Company and the Required Investors. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of the Required Investors.

(c) Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 9.4 of the Purchase Agreement.

(d) Assignments and Transfers by Investors. The provisions of this Agreement shall be binding upon and inure to the benefit of the Investors and their respective successors and assigns. An Investor may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Investor to such person, provided that such Investor complies with all laws applicable thereto, and the provisions of the Purchase Agreement, and provides written notice of assignment to the Company promptly after such assignment is effected, and such person agrees in writing to be bound by all of the provisions contained herein.

(e) Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Investors, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investors in connection with such transaction unless such securities are otherwise freely tradable by the Investors after giving effect to such transaction.

(f) Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(g) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(i) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

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(j) Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(k) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(l) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.

(m) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:

SYROS PHARMACEUTICALS, INC.

	By:	/s/ Nancy Simonian
Name: Nancy Simonian
Title: Chief Executive Officer

INVESTOR:	667, L.P.

	By:	BAKER BROS. ADVISORS LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner.

	By:	/s/ Scott Lessing
Name: Scott Lessing
Title: President

INVESTOR:	BAKER BROTHERS LIFE SCIENCES, L.P.

	By:	BAKER BROS. ADVISORS LP, management company and investment adviser to Baker Brothers Life Sciences, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to Baker Brothers Life Sciences, L.P., and not as the general partner.

	By:	/s/ Scott Lessing
Name: Scott Lessing
Title: President

INVESTOR:	AVIDITY MASTER FUND LP

	By:	Avidity Capital Partners Fund (GP) LP, its general partner

	By:	Avidity Capital Partners (GP) LLC, its general partner

	By:	/s/ Michael Gregory
Name: Michael Gregory
Title: Managing Member

[Signature Page to Registration Rights Agreement]

INVESTOR:	AVIDITY CAPITAL FUND II LP

	By:	Avidity Capital Partners Fund (GP) LP, its general partner

	By:	Avidity Capital Partners (GP) LLC, its general partner

	By:	/s/ Michael Gregory
Name: Michael Gregory
Title: Managing Member

INVESTOR:	AVIDITY CAPITAL HL SUB FUND III LLC

	By:	Avidity Master Fund III LP, its managing member

	By:	Avidity Capital Partners Fund (GP) LP, its general partner

	By:	Avidity Capital Partners (GP) LLC, its general partner

	By:	/s/ Michael Gregory
Name: Michael Gregory
Title: Managing Member

INVESTOR:	AVIDITY PRIVATE MASTER FUND I LP

	By:	Avidity Capital Partners Fund (GP) LP, its general partner

	By:	Avidity Capital Partners (GP) LLC, its general partner

	By:	/s/ Michael Gregory
Name: Michael Gregory
Title: Managing Member

INVESTOR:	FLAGSHIP PIONEERING FUND VII, L.P.

	By:	Flagship Pioneering Fund VII General Partner, LLC, its General Partner

	By:	/s/ Charles Carelli
Name: Charles Carelli
Title: Authorized Signatory

INVESTOR:	DEEP TRACK BIOTECHNOLOGY MASTER FUND, LTD.

	By:	/s/ Nir Messafi
Name: Nir Messafi
Title:Authorized Signatory

[Signature Page to Registration Rights Agreement]

INVESTOR:	INVUS PUBLIC EQUITIES, L.P.

	By:	/s/ Khalil Barrage
Name: Khalil Barrage
Title: VP of the General Partner

INVESTOR:	BCLS II EQUITY OPPORTUNITIES, LP

	By:	BCLS II Equity Opportunities GP, LLC, its general partner

	By:	Bain Capital Life Sciences Fund II, L.P., its manager

	By:	Bain Capital Life Sciences Investors II, LLC, its general partner

	By:	Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Managing Director

INVESTOR:	SAMSARA BIOCAPITAL, LP

	By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju, PhD
Title: Managing Director,
Samsara BioCapital GP, LLC

INVESTOR:	CHI IV PUBLIC INVESTMENTS LP

	By:	CHI Advisors LLC, its investment manager

	By:	/s/ Kevin Raidy
Name: Kevin Raidy
Title: Managing Partner

INVESTOR:	ALLY BRIDGE MEDALPHA MASTER FUND L.P.

	By:	Ally Bridge MedAlpha General Partner L.P., its general partner

	By:	Ally Bridge MedAlpha GP, LLC, its general partner

	By:	/s/ Fan Yu
Name: Fan Yu
Title: Manager

[Signature Page to Registration Rights Agreement]

INVESTOR:	ADAGE CAPITAL PARTNERS LP

	By:	/s/ Dan Lehan
Name: Dan Lehan
Title: COO

INVESTOR:	CVI INVESTMENTS, INC.

	By:	Heights Capital Management, Inc.,
its authorized agent

	By:	/s/ Martin Kobinger
Name: Martin Kobinger
Title: President

INVESTOR:	ALTIUM GROWTH FUND, LP

	By:	/s/ Mark Gottlieb
Name: Mark Gottlieb
Title: COO

INVESTOR:	DAFNA LIFESCIENCE LP

	By:	/s/ Nathan Fischel
Name: Nathan Fischel
Title: CEO

INVESTOR:	DAFNA LIFESCIENCE SELECT LP

	By:	/s/ Nathan Fischel
Name: Nathan Fischel
Title: CEO

INVESTOR:	JALAA EQUITIES, LP

	By:	/s/ Jason Aryeh
Name: JALAA Equities, LP
Title: General Partner

[Signature Page to Registration Rights Agreement]

EXHIBIT A

Plan of Distribution

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part effective and to remain continuously effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with such registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

EXHIBIT B

FORM OF

SELLING SECURITYHOLDER QUESTIONNAIRE

Reference is made to that certain registration rights agreement (the “Registration Rights Agreement”), dated as of July 3, 2022, by and among Syros Pharmaceuticals, Inc. (the “Company”), and [                        ]. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Registration Rights Agreement.

The undersigned Holder (the “Selling Securityholder”) of the Registrable Securities is providing this Selling Securityholder Questionnaire pursuant to Section 4(a) of the Registration Rights Agreement. The Selling Securityholder, by signing and returning this Selling Securityholder Questionnaire, understands that it will be bound by the terms and conditions of this Selling Securityholder Questionnaire and the Registration Rights Agreement. The Selling Securityholder hereby acknowledges its indemnity obligations pursuant to Section 5(b) of the Registration Rights Agreement.

The Selling Securityholder provides the following information to the Company and represents and warrants that such information is accurate and complete:

(1)	(a) Full Legal Name of Selling Securityholder:

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities listed in (3) below are held:

(c)	Full Legal Name of DTC Participant (if applicable and if not the same as (b) above) through which Registrable Securities listed in (3) below are held:

(2)	Address for Notices to Selling Securityholder:

Telephone (including area code):

Fax (including area code):

Contact Person:

(3)	Beneficial Ownership of Registrable Securities:

(a)	Type and Principal Amount/Number of Registrable Securities beneficially owned:

(b)	CUSIP No(s). of such Registrable Securities beneficially owned:

(4)	Beneficial Ownership of Other Securities of the Company Owned by the Selling Securityholder:

Except as set forth below in this Item (4), the Selling Securityholder is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item (3).

(a)	Type and Amount of Other Securities beneficially owned by the Selling Securityholder:

(b)	CUSIP No(s). of such Other Securities beneficially owned:

(5)	Relationship with the Company:

Except as set forth below, neither the Selling Securityholder nor any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

(6)	Is the Selling Securityholder a registered broker-dealer?

Yes     ☐

No      ☐

If “Yes”, please answer subsection (a) and subsection (b):

(a)	Did the Selling Securityholder acquire the Registrable Securities as compensation for underwriting/broker-dealer activities to the Company?

Yes     ☐

No      ☐

(b)	If you answered “No” to question 6(a), please explain your reason for acquiring the Registrable Securities:

(7)	Is the Selling Securityholder an affiliate of a registered broker-dealer?

Yes     ☐

No      ☐

If “Yes”, please identify the registered broker-dealer(s), describe the nature of the affiliation(s) and answer subsection (a) and subsection (b):

(a)	Did the Selling Securityholder purchase the Registrable Securities in the ordinary course of business (if no, please explain)?

Yes	☐

No	☐

(b)

Did the Selling Securityholder have an agreement or understanding, directly or indirectly, with any person to distribute the Registrable Securities at the same time the Registrable Securities were originally purchased (if yes, please explain)?

Yes	☐

No	☐

(8)	Is the Selling Securityholder a non-public entity?

Yes        ☐

No         ☐

If “Yes”, please answer subsection (a):

(a)	Identify the natural person or persons that have voting or investment control over the Registrable Securities that the non-public entity owns:

(9)	Plan of Distribution:

The Selling Securityholder (including its transferees, donees, pledgees and other successors in interest) intends to distribute the Registrable Securities listed above in Item (3) pursuant to the Registration Statement in accordance with the Plan of Distribution attached as Exhibit A to the Registration Rights Agreement ☐.

The Selling Securityholder acknowledges that it understands its obligations to comply with the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with any offering of Registrable Securities pursuant to the Shelf Registration Agreement. The Selling Securityholder agrees that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

Pursuant to the Registration Rights Agreement, the Company has agreed under certain circumstances to indemnify the Selling Securityholder against certain liabilities.

In the event the Selling Securityholder transfers all or any portion of the Registrable Securities listed in Item (3) above after the date on which such information is provided to the Company other than pursuant to the Registration Statement, the Selling Securityholder agrees to notify the transferee(s) at the time of the transfer of its rights and obligations under this Selling Securityholder Questionnaire and the Registration Rights Agreement.

In accordance with the Selling Securityholder’s obligation under the Registration Rights Agreement to provide such information as may be required by law or by the staff of the SEC for inclusion in the Registration Statement, the Selling Securityholder agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at anytime while the Registration Statement remains effective. All notices to the Selling Securityholder pursuant to the Registration Rights Agreement shall be made in writing, by hand-delivery, first-class mail, or air courier guaranteeing overnight delivery to the address set forth below.

By signing below, the Selling Securityholder consents to the disclosure of the information contained herein in its answers to Items (1) through (9) above and the inclusion of such information in the Registration Statement and the related Prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related Prospectus.

By signing below, the undersigned agrees that if the Company notifies the undersigned that the Registration Statement is not available pursuant to the terms of the Registration Rights Agreement, the undersigned will suspend use of the Prospectus until notice from the Company that the Prospectus is again available.

Once this Selling Securityholder Questionnaire is executed by the undersigned and received by the Company, the terms of this Selling Securityholder Questionnaire, and the representations, warranties and agreements contained herein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives, and assigns of the Company and the undersigned with respect to the Registrable Securities beneficially owned by the undersigned and listed in Item (3) above. This Selling Securityholder Questionnaire shall be governed by and construed in accordance with the laws of the State of New York without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

PLEASE RETURN THE COMPLETED AND EXECUTED

SELLING SECURITYHOLDER QUESTIONNAIRE TO THE COMPANY AT:

[___________________]

Exhibit 10.6

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made as of July 3, 2022 by and between Syros Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the persons listed on the attached Schedule A who are signatories to this Agreement (collectively, the “Investors”). Unless otherwise defined herein, capitalized terms used in this Agreement have the respective meanings ascribed to them in Section 1.

RECITALS

WHEREAS, the Company and the Investors wish to provide for certain arrangements with respect to the registration of the Registrable Securities (as defined below) by the Company under the Securities Act (as defined below).

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.

Definitions

1.1. Certain Definitions. In addition to the terms defined elsewhere in this Agreement, as used in this Agreement, the following terms have the respective meanings set forth below:

(a) “Block Trade” shall mean an offering of Registrable Securities which requires both the Investors and the Company to enter into a sale agreement and is limited in scope of selling efforts as compared to an Underwritten Offering.

(b) “Board” shall mean the Board of Directors of the Company.

(c) “Commission” shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(d) “Common Stock” shall mean the common stock of the Company, par value $0.001 per share.

(e) “Effective Date” shall mean the first date following the closing of the transactions contemplated by that certain Securities Purchase Agreement, dated as of July 3, 2022, by and between the Company and the purchasers named therein when any of the Investors either has a nominee on the Board or beneficially owns at least one share of Common Stock.

(f) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(g) “Existing Registration Rights Agreement” shall mean that certain Registration Rights Agreement, dated as of July 3, 2022, by and among the Company and the “Investors” named in that certain Securities Purchase Agreement, dated as of July 3, 2022, by and among the Company and the investors named therein.

(h) “Governmental Entity” shall mean any federal, state, local or foreign government, or any department, agency, or instrumentality of any government; any public international organization, any transnational governmental organization; any court of competent jurisdiction, arbitral, administrative agency, commission, or other governmental regulatory authority or quasi-governmental authority, any political party; and any national securities exchange or national quotation system.

(i) “Other Securities” shall mean securities of the Company, other than Registrable Securities (as defined below).

(j) “Person” shall mean any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

(k) “Registrable Securities” shall mean the shares of Common Stock and any Common Stock issued or issuable upon the exercise or conversion of any other securities (whether equity, debt or otherwise) of the Company now owned or hereafter acquired by any of the Investors. Registrable Securities shall cease to be Registrable Securities upon the earliest to occur of the following events: (i) such Registrable Securities have been sold pursuant to an effective Registration Statement; (ii) such Registrable Securities have been sold by the Investors pursuant to Rule 144 (or other similar rule), (iii) at any time after any of the Investors become an affiliate of the Company, such Registrable Securities may be resold by the Investor holding such Registrable Securities without limitations as to volume or manner of sale pursuant to Rule 144; or (iv) ten (10) years after the Effective Date. For purposes of this definition, in order to determine whether an Investor is an “affiliate” (as such term is defined and used in Rule 144, and including for determining whether volume or manner of sale limitations of Rule 144 apply) the parties will assume that all convertible securities (whether equity, debt or otherwise) have been converted into Common Stock.

(l) The terms “register,” “registered” and “registration” shall refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and such Registration Statement becoming effective under the Securities Act.

(m) “Registration Expenses” shall mean all expenses incurred by the Company in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, up to $50,000 of reasonable legal expenses of one special counsel for Investors (if different from the Company’s counsel and if such counsel is reasonably approved by the Company) in connection with the preparation and filing of the Resale Registration Shelf (as defined below), and up to $50,000 of reasonable legal expenses of one special counsel for the Investors (if different from the Company’s counsel and if such counsel is reasonably approved by the Company) per Underwritten Offering, blue sky fees and expenses, and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses.

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(n) “Registration Statement” means any registration statement of the Company filed with, or to be filed with, the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws other than a registration statement (and related prospectus) filed on Form S-4 or Form S-8 or any successor forms thereto.

(o) “Rule 144” shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(p) “Securities Act” shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(q) “Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities, the fees and expenses of any legal counsel (except as provided in the definition of “Registration Expenses”) and any other advisors any of the Investors engage and all similar fees and commissions relating to the Investors’ disposition of the Registrable Securities.

(r) “Underwritten Offering” shall mean a public offering of Registrable Securities pursuant to an effective registration statement under the Securities Act (other than pursuant to a registration statement on Form S-4 or S-8 or any similar or successor form) which requires the Investors and the Company to enter into an underwriting agreement.

Section 2.

Resale Registration Rights

2.1. Resale Registration Rights.

(a) Beginning on the Effective Date, following demand by any Investor, the Company shall file with the Commission a Registration Statement on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance with the Securities Act) covering the resale of the Registrable Securities by the Investors (the “Resale Registration Shelf”), and the Company shall file such Resale Registration Shelf as promptly as reasonably practicable following such demand, and in any event within sixty (60) days of such demand. Such Resale Registration Shelf shall include a “final” prospectus, including the information required by Item 507 of Regulation S-K of the Securities Act, as provided by the Investors in accordance with Section 2.7. Notwithstanding the foregoing, before filing the Resale Registration Shelf, the Company shall furnish to the Investors a copy of the Resale Registration Shelf and afford the Investors an opportunity to review and comment on the Resale Registration Shelf. The Company’s obligation pursuant to this Section 2.1(a) is conditioned upon the Investors providing the information contemplated in Section 2.7.

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(b) The Company shall use its reasonable best efforts to cause the Resale Registration Shelf and related prospectuses to become effective as promptly as practicable after filing. The Company shall use its reasonable best efforts to cause such Registration Statement to remain effective under the Securities Act until the earlier of the date (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be Registrable Securities pursuant to the definition of Registrable Securities. The Company shall promptly, and within two (2) business days after the Company confirms effectiveness of the Resale Registration Shelf with the Commission, notify the Investors of the effectiveness of the Resale Registration Shelf.

(c) Notwithstanding anything contained herein to the contrary, the Company shall not be obligated to effect, or to take any action to effect, a registration pursuant to Section 2.1(a):

(i) if the Company then currently has and maintains an effective Registration Statement on Form S-3ASR that provides for the resale of an unlimited number of securities by selling stockholders (a “Company Registration Shelf”);

(ii) during the period forty-five (45) days prior to the Company’s good faith estimate of the date of filing of a Company Registration Shelf; or

(iii) if the Company has caused a Registration Statement to become effective pursuant to this Section 2.1 or pursuant to the Existing Registration Rights Agreement which then includes all the Registrable Securities then owned by the Investors.

(d) If the Company has a Company Registration Shelf in place at any time in which the Investors make a demand pursuant to Section 2.1(a), the Company shall file with the Commission, as promptly as practicable, and in any event within fifteen (15) business days after such demand, a “final” prospectus supplement to its Company Registration Shelf covering the resale of the Registrable Securities by the Investors (the “Prospectus”); provided, however, that the Company shall not be obligated to file more than one Prospectus pursuant to this Section 2.1(d) in any six month period to add additional Registrable Securities to the Company Registration Shelf that were acquired by the Investors other than directly from the Company or in an underwritten public offering by the Company. The Prospectus shall include the information required under Item 507 of Regulation S-K of the Securities Act, which information shall be provided by the Investors in accordance with Section 2.7. Notwithstanding the foregoing, before filing the Prospectus, the Company shall furnish to the Investors a copy of the Prospectus and afford the Investors an opportunity to review and comment on the Prospectus.

(e) Deferral and Suspension. At any time after being obligated pursuant to this Agreement to file a Resale Registration Shelf or Prospectus, or after any Resale Registration Shelf has become effective or a Prospectus is filed with the Commission, the Company may defer the filing of or suspend the use of any such Resale Registration Shelf or Prospectus, upon giving written notice of such action to the Investors with a certificate signed by the Principal Executive Officer or the Principal Financial Officer of the Company stating that in the good faith judgment of the Board, the filing or use of any such Resale Registration Shelf or Prospectus covering the Registrable Securities would be seriously detrimental to the Company or its stockholders at such time and that the Board concludes, as a result, that it is in the best interests of the Company and its

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stockholders to defer the filing or suspend the use of such Resale Registration Shelf or Prospectus at such time. The Company shall have the right to defer the filing of or suspend the use of such Resale Registration Shelf or Prospectus for a period of not more than one hundred twenty (120) days from the date the Company notifies the Investors of such deferral or suspension; provided that the Company shall not exercise the right contained in this Section 2.1(e) more than once in any twelve month period. In the case of the suspension of use of any effective Resale Registration Shelf or Prospectus, the Investors, immediately upon receipt of notice thereof from the Company, shall discontinue any offers or sales of Registrable Securities pursuant to such Resale Registration Shelf or Prospectus until advised in writing by the Company that the use of such Resale Registration Shelf or Prospectus may be resumed. In the case of a deferred Prospectus or Resale Registration Shelf filing, the Company shall provide prompt written notice to the Investors of (i) the Company’s decision to file or seek effectiveness of the Prospectus or Resale Registration Shelf, as the case may be, following such deferral and (ii) in the case of a Resale Registration Shelf, the effectiveness of such Resale Registration Shelf. In the case of either a suspension of use of, or deferred filing of, any Resale Registration Shelf or Prospectus, the Company shall not, during the pendency of such suspension or deferral, be required to take any action hereunder (including any action pursuant to Section 2.2 hereof) with respect to the registration or sale of any Registrable Securities pursuant to any such Resale Registration Shelf, Company Registration Shelf or Prospectus.

(f) Other Securities. Subject to Section 2.2(e) below, any Resale Registration Shelf or Prospectus may include Other Securities, and may include securities of the Company being sold for the account of the Company; provided such Other Securities are excluded first from such Registration Statement (except as may be required pursuant to the Existing Registration Rights Agreement) in order to comply with any applicable laws or request from any Government Entity, Nasdaq or any applicable listing agency. For the avoidance of doubt, no Other Securities may be included in an Underwritten Offering pursuant to Section 2.2 without the consent of the Investors.

(g) Suspension of Rights. From the Effective Date through the termination of this Agreement, the Investors’ rights under the Existing Registration Agreement shall be suspended.

2.2. Sales and Underwritten Offerings of the Registrable Securities.

(a) Notwithstanding any provision contained herein to the contrary, the Investors, collectively, shall and subject to the limitations set forth in this Section 2.2, be permitted (i) one Underwritten Offering per calendar year, but no more than three Underwritten Offerings in total, and (ii) no more than two Underwritten Offerings or Block Trades in any twelve month period, to effect the sale or distribution of Registrable Securities.

(b) If the Investors intend to effect an Underwritten Offering or Block Trade pursuant to a Resale Registration Shelf or Company Registration Shelf to sell or otherwise distribute Registrable Securities, they shall so advise the Company and provide as much notice to the Company as reasonably practicable (and, in either case, not less than fifteen (15) business days prior to the Investors’ request that the Company file a prospectus supplement to a Resale Registration Shelf or Company Registration Shelf).

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(c) In connection with any offering initiated by the Investors pursuant to this Section 2.2 involving an underwriting of shares of Registrable Securities, the Investors shall be entitled to select the underwriter or underwriters for such offering, subject to the consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(d) In connection with any offering initiated by the Investors pursuant to this Section 2.2 involving an Underwritten Offering of Registrable Securities, the Company shall not be required to include any of the Registrable Securities in such underwriting unless the Investors (i) enter into an underwriting agreement in customary form with the underwriter or underwriters, (ii) accept customary terms in such underwriting agreement with regard to representations and warranties relating to ownership of the Registrable Securities and authority and power to enter into such underwriting agreement and (iii) complete and execute all questionnaires, powers of attorney, custody agreements, indemnities and other documents as may be requested by such underwriter or underwriters. Further, the Company shall not be required to include any of the Registrable Securities in such underwriting if (Y) the underwriting agreement proposed by the underwriter or underwriters contains representations, warranties or conditions that are not reasonable in light of the Company’s then-current business or (Z) the underwriter, underwriters or the Investors require the Company to participate in any marketing, road show or comparable activity that may be required to complete the orderly sale of shares by the underwriter or underwriters.

(e) If the total amount of securities to be sold in any offering initiated by the Investors pursuant to this Section 2.2 involving an underwriting of shares of Registrable Securities exceeds the amount that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities (subject in each case to the cutback provisions set forth in this Section 2.2(e)), that the underwriters and the Company determine in their sole discretion shall not jeopardize the success of the offering. If the Underwritten Offering has been requested pursuant to Section 2.2(a) hereof, the number of shares that are entitled to be included in the registration and underwriting shall be allocated in the following manner: (a) first, shares of Company equity securities that the Company desires to include in such registration shall be excluded and (b) second, Registrable Securities requested to be included in such registration by the Investors shall be excluded. For the avoidance of doubt, no other person besides the Investors shall be entitled to participate in any Block Trade. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round down the number of shares allocated to any of the Investors to the nearest 100 shares.

2.3. Fees and Expenses. All Registration Expenses incurred in connection with registrations pursuant to this Agreement shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of the Investors shall be borne by the Investors.

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2.4. Registration Procedures. In the case of each registration of Registrable Securities effected by the Company pursuant to Section 2.1 hereof, the Company shall keep the Investors advised as to the initiation of each such registration and as to the status thereof. The Company shall use its reasonable best efforts, within the limits set forth in this Section 2.4, to:

(a) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectuses used in connection with such Registration Statement as may be necessary to keep such Registration Statement effective and current and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

(b) furnish to the Investors such numbers of copies of a prospectus, including preliminary prospectuses, in conformity with the requirements of the Securities Act, and such other documents as the Investors may reasonably request in order to facilitate the disposition of Registrable Securities;

(c) use its reasonable best efforts to register and qualify the Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions in the United States as shall be reasonably requested by the Investors, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(d) in the event of an Underwritten Offering or Block Trade, and subject to Section 2.2(d), enter into and perform its obligations under an underwriting agreement or Block Trade sale agreement, in usual and customary form (including any “lock-ups” on behalf of the Company and its directors and officers), with the managing underwriter of such offering and take such other usual and customary action as the Investors may reasonably request in order to facilitate the disposition of such Registrable Securities;

(e) notify the Investors at any time when a prospectus relating to a Registration Statement covering any Registrable Securities is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company shall use its reasonable best efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(f) provide a transfer agent and registrar for all Registrable Securities registered pursuant to such Registration Statement and, if required, a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(g) if requested by an Investor, use reasonable best efforts to cause the Company’s transfer agent to remove any restrictive legend from any Registrable Securities, within two business days following such request;

(h) cause to be furnished, at the request of the Investors, on the date that Registrable Securities are delivered to underwriters for sale in connection with an Underwritten Offering or Block Trade, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an

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underwritten public offering, addressed to the underwriters, and (ii) a letter or letters from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters; and

(i) cause all such Registrable Securities included in a Registration Statement pursuant to this Agreement to be listed on each securities exchange or other securities trading markets on which Common Stock is then listed.

2.5. The Investors Obligations.

(a) Discontinuance of Distribution. The Investors agree that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 2.4(e) hereof, the Investors shall immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investors’ receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.4(e) hereof or receipt of notice that no supplement or amendment is required and that the Investors’ disposition of the Registrable Securities may be resumed. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.5(a).

(b) Compliance with Prospectus Delivery Requirements. The Investors covenant and agree that they shall comply with the prospectus delivery requirements of the Securities Act as applicable to them or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement filed by the Company pursuant to this Agreement.

(c) Notification of Sale of Registrable Securities. The Investors covenant and agree that they shall notify the Company following the sale of Registrable Securities to a third party as promptly as reasonably practicable, and in any event within thirty (30) days, following the sale of such Registrable Securities.

2.6. Indemnification.

(a) To the extent permitted by law, the Company shall indemnify the Investors, and, as applicable, their officers, directors, and constituent partners, legal counsel for each Investor and each Person controlling the Investors, with respect to which registration, related qualification, or related compliance of Registrable Securities has been effected pursuant to this Agreement, and each underwriter, if any, and each Person who controls any underwriter within the meaning of the Securities Act against all claims, losses, damages, or liabilities (or actions in respect thereof) to the extent such claims, losses, damages, or liabilities arise out of or are based upon (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or other document (including any related Registration Statement) incident to any such registration, qualification, or compliance, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or

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compliance; and the Company shall pay as incurred to the Investors, each such underwriter, and each Person who controls the Investors or underwriter, any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action; provided, however, that the indemnity contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if settlement is effected without the consent of the Company (which consent shall not unreasonably be withheld); and provided, further, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based upon any violation by such Investor of the obligations set forth in Section 2.5 hereof or any untrue statement or omission contained in such prospectus or other document based upon written information furnished to the Company by the Investors, such underwriter, or such controlling Person and stated to be for use therein.

(b) To the extent permitted by law, each Investor (severally and not jointly) shall, if Registrable Securities held by such Investor are included for sale in the registration and related qualification and compliance effected pursuant to this Agreement, indemnify the Company, each of its directors, each officer of the Company who signs the applicable Registration Statement, each legal counsel and each underwriter of the Company’s securities covered by such a Registration Statement, each Person who controls the Company or such underwriter within the meaning of the Securities Act against all claims, losses, damages, and liabilities (or actions in respect thereof) arising out of or based upon (i) any untrue statement (or alleged untrue statement) of a material fact contained in any such Registration Statement, or related document, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by such Investor of Section 2.5 hereof, the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law applicable to such Investor and relating to action or inaction required of such Investor in connection with any such registration and related qualification and compliance, and shall pay as incurred to such persons, any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in (and such violation pertains to) such Registration Statement or related document in reliance upon and in conformity with written information furnished to the Company by such Investor and stated to be specifically for use therein; provided, however, that the indemnity contained in this Section 2.6(b) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if settlement is effected without the consent of such Investor (which consent shall not unreasonably be withheld); provided, further, that such Investor’s liability under this Section 2.6(b) (when combined with any amounts such Investor is liable for under Section 2.6(d)) shall not exceed such Investor’s net proceeds from the offering of securities made in connection with such registration.

(c) Promptly after receipt by an indemnified party under this Section 2.6 of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 2.6, notify the indemnifying party in writing of the commencement thereof and generally summarize such action. The indemnifying party shall have the right to participate in and to assume the defense of such claim; provided,

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however, that the indemnifying party shall be entitled to select counsel for the defense of such claim with the approval of any parties entitled to indemnification, which approval shall not be unreasonably withheld; provided further, however, that if either party reasonably determines that there may be a conflict between the position of the Company and the Investors in conducting the defense of such action, suit, or proceeding by reason of recognized claims for indemnity under this Section 2.6, then counsel for such party shall be entitled to conduct the defense to the extent reasonably determined by such counsel to be necessary to protect the interest of such party. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to the ability of the indemnifying party to defend such action, shall relieve such indemnifying party, to the extent so prejudiced, of any liability to the indemnified party under this Section 2.6, but the omission so to notify the indemnifying party shall not relieve such party of any liability that such party may have to any indemnified party otherwise than under this Section 2.6.

(d) If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. In no event, however, shall (i) any amount due for contribution hereunder be in excess of the amount that would otherwise be due under Section 2.6(a) or Section 2.6(b), as applicable, based on the limitations of such provisions and (ii) a Person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) be entitled to contribution from a Person who was not guilty of such fraudulent misrepresentation.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an Underwritten Offering, or the Block Trade sale agreement, are in conflict with the foregoing provisions, the provisions in the underwriting agreement or Block Trade sale agreement shall control; provided, however, that the failure of the underwriting agreement to provide for or address a matter provided for or addressed by the foregoing provisions shall not be a conflict between the underwriting agreement or the Block Trade sale agreement and the foregoing provisions.

(f) The obligations of the Company and the Investors under this Section 2.6 shall survive the completion of any offering of Registrable Securities in a Registration Statement under this Agreement or otherwise.

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2.7. Information. The Investors shall furnish to the Company such information regarding the Investors and the distribution proposed by the Investors as the Company may reasonably request and as shall be reasonably required in connection with any registration referred to in this Agreement. The Investors agree to, as promptly as practicable (and in any event prior to any sales made pursuant to a prospectus), furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by the Investors not misleading. The Investors agree to keep confidential the receipt of any notice received pursuant to Section 2.4(e) and the contents thereof, except as required pursuant to applicable law. Notwithstanding anything to the contrary herein, the Company shall be under no obligation to name the Investors in any Registration Statement if the Investors have not provided the information required by this Section 2.7 with respect to the Investors as a selling securityholder in such Registration Statement or any related prospectus.

2.8. Rule 144 Requirements. With a view to making available to the Investors the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit the Investors to sell Registrable Securities to the public without registration, the Company agrees to use its reasonable best efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 at all times after the date hereof;

(b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

(c) prior to the filing of the Registration Statement or any amendment thereto (whether pre-effective or post-effective), and prior to the filing of any prospectus or prospectus supplement related thereto, to provide the Investors with copies of all of the pages thereof (if any) that reference the Investors; and

(d) furnish to any Investor, so long as the Investor owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested by an Investor in availing itself of any rule or regulation of the Commission which permits an Investor to sell any such securities without registration.

2.9. Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without prior written consent of the Investors, enter into any agreement with any holder or prospective holder of any securities of the Company which would provide to such holder rights with respect to the registration of such securities under the Securities Act or the Exchange Act that would conflict with or adversely affect any of the rights provided to the Investors in this Section 2; it being understood and agreed that any subsequent agreement of the Company with any holder or prospective holder of any securities of the Company of the same class (or convertible into or exchange for securities of the same class) as the Registrable Securities granting such Person rights under this Section 2 equivalent to the rights of the Investors under this Section 2 will not be prohibited by the terms of this Section 2.9.

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Section 3.

Miscellaneous

3.1. Amendment. No amendment, alteration or modification of any of the provisions of this Agreement shall be binding unless made in writing and signed by each of the Company and the Investors.

3.2. Injunctive Relief. It is hereby agreed and acknowledged that it shall be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person shall be irreparably damaged and shall not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including, without limitation, specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

3.3. Notices. All notices required or permitted under this Agreement must be in writing and sent to the address or e-mail address identified below. Notices must be given: (a) by personal delivery, with receipt acknowledged; (b) by email followed by hard copy delivered by the methods under clause (c) or (d); (c) by prepaid certified or registered mail, return receipt requested; or (d) by prepaid reputable overnight delivery service. Notices shall be effective upon receipt. Either party may change its notice address by providing the other party written notice of such change. Notices shall be delivered as follows:

If to the Investors:	At such Investor’s address as set forth on Schedule A hereto

If to the Company:	Syros Pharmaceuticals, Inc. Attention: Chief Financial Officer Address: 35 CambridgePark Drive, 4th Floor Cambridge, MA 02140 E-mail: jhaas@syros.com

with a copy to:	Wilmer Cutler Pickering Hale and Dorr LLP Attention: Cynthia Mazareas 60 State Street Boston, MA 02109 E-mail: cynthia.mazareas@wilmerhale.com

3.4. Governing Law; Jurisdiction; Venue; Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the law of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

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(b) Each of the Company and the Investors irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, New York and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement and the transactions contemplated herein, or for recognition or enforcement of any judgment, and each of the Company and the Investors irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York state court or, to the fullest extent permitted by applicable law, in such federal court. Each of the Company and the Investors hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c) Each of the Company and the Investors irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement and the transactions contemplated herein in any court referred to in Section 3.4(b) hereof. Each of the Company and the Investors hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) EACH OF THE COMPANY AND THE INVESTORS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH OF THE COMPANY AND THE INVESTORS (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT EACH OF THE COMPANY AND THE INVESTORS HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

3.5. Successors, Assigns and Transferees. Any and all rights, duties and obligations hereunder shall not be assigned, transferred, delegated or sublicensed by any party hereto without the prior written consent of the other party; provided, however, that the Investors shall be entitled to transfer Registrable Securities to one or more of their affiliates and, solely in connection therewith, may assign their rights hereunder in respect of such transferred Registrable Securities, in each case, so long as such Investor is not relieved of any liability or obligations hereunder, without the prior consent of the Company. Any transfer or assignment made other than as provided in the first sentence of this Section 3.5 shall be null and void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto. The Company shall not consummate any recapitalization, merger, consolidation, reorganization or other similar transaction whereby stockholders of the Company receive (either directly, through an exchange, via dividend from the Company or otherwise) equity (the “Other Equity”) in any other entity (the “Other Entity”) with respect to Registrable Securities hereunder, unless prior to the consummation thereof, the Other Entity assumes, by written instrument, the obligations under this Agreement with respect to such Other Equity as if such Other Equity were Registrable Securities hereunder.

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3.6. Entire Agreement. This Agreement, together with any exhibits hereto, constitute the entire agreement between the parties relating to the subject matter hereof and all previous agreements or arrangements between the parties, written or oral, relating to the subject matter hereof are superseded.

3.7. Waiver. No failure on the part of either party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

3.8. Severability. If any part of this Agreement is declared invalid or unenforceable by any court of competent jurisdiction, such declaration shall not affect the remainder of the Agreement and the invalidated provision shall be revised in a manner that shall render such provision valid while preserving the parties’ original intent to the maximum extent possible.

3.9. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

3.10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts (including by facsimile or other electronic means), and all of which together shall constitute one instrument.

3.11. Term and Termination. The Investors’ rights to demand the registration of the Registrable Securities under this Agreement, as well as the Company’s obligations hereunder other than pursuant to Section 2.6 hereof, shall terminate automatically once all Registrable Securities cease to be Registrable Securities pursuant to the terms of this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement effective as of the day, month and year first above written.

SYROS PHARMACEUTICALS, INC.

By:	/s/ Nancy Simonian
Name:	Nancy Simonian
Title:	Chief Executive Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement effective as of the day, month and year first above written.

667, L.P.

By:	BAKER BROS. ADVISORS LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner

By:	/s/ Scott L. Lessing
Scott L. Lessing
President

BAKER BROTHERS LIFE SCIENCES, L.P.

By:	BAKER BROS. ADVISORS LP, management company and investment adviser to BAKER BROTHERS LIFE SCIENCES, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to BAKER BROTHERS LIFE SCIENCES, L.P., and not as the general partner

By:	/s/ Scott L. Lessing
Scott L. Lessing
President

[Signature Page to Registration Rights Agreement]

Schedule A

The Investors

667, L.P.

BAKER BROTHERS LIFE SCIENCES, L.P.

To the above Investors:

Baker Brothers Investments

860 Washington Street

New York, NY 10014

Attn: Scott Lessing

Email: slessing@BBInvestments.com

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Attn: Jeffrey Kochian

Email: jkochian@paulweiss.com

1285 Avenue of the Americas

New York, NY 10019-6064

Exhibit 10.7

FIRST AMENDMENT TO LOAN AND SECURITY AGREEMENT

THIS FIRST AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is entered into as of July 3, 2022, by and among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, Virginia 22314 (“Oxford”), as collateral agent (in such capacity, “Collateral Agent”), the Lenders listed on Schedule 1.1 to the Loan Agreement (as defined below) or otherwise a party thereto from time to time including Oxford in its capacity as a Lender (each a “Lender” and collectively, the “Lenders”), and SYROS PHARMACEUTICALS, INC., a Delaware corporation with offices located at 840 Memorial Drive, Cambridge, MA 02139 (“Borrower”).

A. Collateral Agent, Borrower and Lenders have entered into that certain Loan and Security Agreement dated as of February 12, 2020 (as amended, supplemented or otherwise modified from time to time, the “Loan Agreement”) pursuant to which Lenders have provided to Borrower certain loans in accordance with the terms and conditions thereof;

B. Borrower, Tack Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Borrower (“Merger Sub”) and Tyme Technologies, Inc. (“Merger Partner”), a Delaware corporation are entering into that certain Agreement and Plan of Merger (in the form attached hereto as Exhibit A, and as may be amended to the extent permitted by Section 2.1 hereof only, the “Merger Agreement”) on July 3, 2022 pursuant to which Borrower and Merger Partner will enter into a business combination transaction and Merger Partner will become a wholly owned subsidiary of Borrower.

C. Sections 7.2(c)(ii)(y) and 7.3 of the Loan Agreement require Borrower to obtain the consent of the Required Lenders to enter into the Merger Agreement and consummate the transactions contemplated thereby and Borrower has asked Collateral Agent and the Required Lenders to provide such consent;

D. Collateral Agent and the Required Lenders have agreed to (i) provide consent to Borrower entering into the Merger Agreement and consummating the transactions contemplated thereby and (ii) amend certain provisions of the Loan Agreement, subject to, and in accordance with, the terms and conditions set forth herein, and in reliance upon the representations and warranties set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrower, the Required Lenders and Collateral Agent hereby agree as follows:

1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Loan Agreement.

2. Consent.

2.1 Subject to the terms and conditions hereof, including Section 2.2 hereof, Collateral Agent and the Required Lenders hereby consent to Borrower’s execution, delivery and performance of the Merger Agreement and consummating the Merger (as defined in the Merger Agreement) and other transactions contemplated thereby; provided, however, (a) any amendment or waiver of the Merger Agreement, including any amendment of any exhibit or schedule thereto, that would either (i) adversely affect the Lenders or (ii) materially and adversely affect Borrower, shall be subject to the prior written approval of Collateral Agent and the Required Lenders and (b) at all times prior to consummating the Merger, Borrower shall not (i) Transfer to, license to or permit Merger Sub to hold any Intellectual Property and (ii) Transfer or permit Merger Sub to hold any assets having an aggregate value in excess of Ten Thousand Dollars ($10,000.00).

2.2 The consent of Collateral Agent and the Lenders to the consummation of the Merger, is subject to Borrower’s satisfaction of the following conditions:

(a) immediately prior to the Merger, and after giving effect to the Merger, no Event of Default shall have occurred and be continuing or would result therefrom;

(b) the Merger shall be consummated, in all material respects, in accordance with applicable law and the terms of the Merger Agreement and no closing condition set forth in Section 7.1 and Section 7.2 of the Merger Agreement shall have been waived by Borrower or Merger Sub, without the prior written approval of Collateral Agent and the Required Lenders;

(c) upon consummation of the Merger, Merger Partner shall become a wholly owned Subsidiary of Borrower;

(d) in connection with the Merger, neither Borrower nor any of its Subsidiaries (including for this purpose, Merger Partner or any of its Subsidiaries (if any)) shall acquire or be subject to any Indebtedness or Liens that are not otherwise permitted by the Loan Agreement;

(e) the Merger shall be consensual and shall have been approved by Merger Partner’s board of directors; and

(f) on the date of the Merger (but immediately prior to the consummation of the Merger), the Collateral Agent and Lenders shall have received a certificate of the chief financial officer of Borrower in the form attached hereto as Exhibit B certifying compliance with the requirements contained in this Section 2.2 (both before and after giving effect to the Merger).

3. Amendments to Loan Agreement.

3.1 Section 10 (Notices). Section 10 of the Loan Agreement is amended by replacing the address for notices to Collateral Agent (but not the address for a courtesy copy for Collateral Agent) with the following:

“OXFORD FINANCE LLC

115 South Union Street, Suite 300

Alexandria, VA 22314

Attention: Legal Department

Fax: (703) 519-5225

Email: LegalDepartment@oxfordfinance.com”

3.2 Section 2.5 (Fees). Section 2.5 is amended by (a) deleting the word “and” at the end of clause (d), (b) replacing the period at the end of clause (e) with a semicolon, and (c) adding the following new clause (f) to immediately follow clause (e):

“(f) Interest-Only Extension Milestone Fees. The First Interest-Only Extension Milestone Fee, when due hereunder, to be shared between the Lenders in accordance with their respective Pro Rata Shares and the Second Interest-Only Extension Milestone Fee, when due hereunder, to be shared between the Lenders in accordance with their respective Pro Rata Shares.”

3.3 Section 13 (Definitions). The following defined terms in Section 13 of the Loan Agreement are amended and restated as follows:

“Amortization Date” is, March 1, 2023; provided, however, (a) if Borrower achieves the First Interest-Only Extension Milestone prior to January 1, 2023, then the Amortization Date with respect to all Term Loans shall automatically be extended to March 1, 2024, and (b) if the Amortization Date is March 1, 2024 and Borrower achieves the Second Interest-Only Milestone prior to January 1, 2024, then the Amortization Date with respect to all Term Loans shall automatically be extended to September 1, 2024.

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“Key Person” is each of Borrower’s (i) Chief Executive Officer, who is Nancy Simonian as of the Effective Date and (ii) Chief Financial Officer, who is Jason Haas as of the First Amendment Effective Date.

“Maturity Date” is (a) February 1, 2025, if the Amortization Date is March 1, 2023, (b) February 1, 2026, if the Amortization Date is March 1, 2024 and (c) August 1, 2026 if the Amortization Date is September 1, 2024.

“Obligations” are all of Borrower’s obligations to pay when due any debts, principal, interest, Lenders’ Expenses, the Prepayment Fee, the Final Payment, the First Interest-Only Extension Milestone Fee, the Second Interest-Only Extension Milestone Fee, and other amounts Borrower owes the Lenders now or later, in connection with, related to, following, or arising from, out of or under, this Agreement or, the other Loan Documents (other than the Warrants), or otherwise, and including interest accruing after Insolvency Proceedings begin (whether or not allowed) and debts, liabilities, or obligations of Borrower assigned to the Lenders and/or Collateral Agent, and the performance of Borrower’s duties under the Loan Documents (other than the Warrants).

3.4 Section 13 (Definitions). The following defined terms is added to Section 13 of the Loan Agreement in appropriate alphabeltical order:

“First Amendment Effective Date” means July 3, 2022.

“First Amendment to Loan Agreement” means that certain First Amendment to Loan and Security Agreement dated as of July 3, 2022 by and among among Collateral Agent, Borrower and Lenders.

“First Interest-Only Extension Milestone” means Borrower’s delivery to Collateral Agent and Lenders of (a) evidence, satisfactory to Collateral Agent and Lenders in their sole discretion, that (i) Borrower has acquired Tyme Technologies, Inc. pursuant to the terms of the Merger Agreement and the Merger Partner Net Cash (excluding, the amount by which such Merger Partner Net Cash was increased for any Litigation Losses) as of the Closing Date (as such terms are defined in the Merger Agreement) is at least Fifty Million Dollars ($50,000,000.00) and (ii) Borrower has received net unrestricted (other than Liens imposed pursuant to this Agreement) proceeds from the sale of Borrower’s equity securities or equity-linked securities of at least Ninety Million Dollars ($90,000,000.00) from a private investment in public equity offering pursuant to that certain Securities Purchase Agreement, dated as of July 3, 2022, by and among the investors identified on Exhibit A attached thereto and their Affiliates or such other investors satisfactory to Collateral Agent and Lenders in their reasonable discretion, and (b) Borrower’s written election to pay the First Interest-Only Extension Milestone Fee either (i) within five (5) Business Days of confirmation from Collateral Agent that the Amortization Date is March 1, 2024 or (ii) upon the earliest to occur of (A) the Maturity Date, (B) the acceleration of any Term Loan, or (C) the prepayment of any Term Loan pursuant to Section 2.2(c) or (d).

“First Interest-Only Extension Milestone Fee” means a fee, due and payable to Lenders in accordance with their respective Pro Rata Shares if the Amortization Date is March 1, 2024, in the aggregate amount equal to: (a) if Borrower has elected to pay such fee within five (5) Business Days of confirmation from Collateral Agent that the Amortization Date is March 1, 2024, Three Hundred Thousand Dollars ($300,000.00), or (b) if Borrower has elected to pay such fee upon the earliest to occur of (A) the Maturity Date, (B) the acceleration of any Term Loan, or (C) the prepayment of any Term Loan pursuant to Section 2.2(c) or (d), Seven Hundred Twenty-Five Thousand Dollars ($725,000.00).

“Merger Agreement” means that certain Agreement and Plan of Merger by and among Borrower, Tack Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Borrower, and Tyme Technologies, Inc., a Delaware corporation, dated as of July 3, 2022, as amended to the extent permitted by Section 2.1 of the First Amendment to Loan Agreement.

“Second Interest-Only Extension Milestone” means Borrower’s delivery to Collateral Agent and Lenders of (a) evidence, satisfactory to Collateral Agent and Lenders in their sole discretion, that Borrower has either (i) enrolled the first patient in the randomnized portion of Borrower’s Tamibarotene (formerly SY-1425) Phase 2 trial for RARA-positive patients with newly diagnosed unfit acute myeloid leukemia or (ii) enrolled its first patient in

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Borrower’s SY-2101 Phase 3 trial for acute promyelocytic leukemia, and (b) Borrower’s written election to pay the Second Interest-Only Extension Milestone Fee either (i) within five (5) Business Days of confirmation from Collateral Agent that the Amortization Date is September 1, 2024 or (ii) upon the earliest to occur of (A) the Maturity Date, (B) the acceleration of any Term Loan, or (C) the prepayment of any Term Loan pursuant to Section 2.2(c) or (d).

“Second Interest-Only Extension Milestone Fee” means a fee, due and payable to Lenders in accordance with their respective Pro Rata Shares if the Amortization Date is September 1, 2024, in the aggregate amount equal to: (a) if Borrower has elected to pay such fee within five (5) Business Days of confirmation from Collateral Agent that the Amortization Date is September 1, 2024, One Hundred Fifty Thousand Dollars ($150,000.00), or (b) if Borrower has elected to pay such fee upon the earliest to occur of (A) the Maturity Date, (B) the acceleration of any Term Loan, or (C) the prepayment of any Term Loan pursuant to Section 2.2(c) or (d), Three Hundred Thousand Dollars ($300,000.00).

4. Limitation of Amendment.

4.1 Except for the consents set forth in Section 2 above, Collateral Agent and the Required Lenders have not consented to, and are not consenting to, any other transaction or action or inaction in violation of the Loan Agreement or any other Loan Document, whether in connection with the Merger or otherwise.

4.2 The consents set forth in Section 2 above and the amendments set forth in Section 3 above are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, including, without limitation, a wavier of any default or Event of Default under the Loan Agreement resulting from Borrower’s failure to consummate the Merger or the breach or fulfilment of any of Borrower’s obligations under the Merger Agreement or the Securities Purchase Agreement or (b) otherwise prejudice any right, remedy or obligation which Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document, as amended hereby.

4.3 This Amendment shall be construed in connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.

5. Representations and Warranties. To induce Collateral Agent and the Required Lenders to enter into this Amendment, Borrower hereby represents and warrants to Collateral Agent and the Required Lenders as follows:

5.1 Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date) and (b) no Event of Default has occurred and is continuing;

5.2 Borrower has the power and due authority to execute and deliver this Amendment and to perform its obligations under the Loan Agreement, as amended by this Amendment;

5.3 The organizational documents of Borrower delivered to Collateral Agent on the Effective Date, and updated pursuant to subsequent deliveries by or on behalf of the Borrower to the Collateral Agent, remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

5.4 The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not contravene (i) any material law or regulation binding on or affecting Borrower, (ii) any material contractual restriction with a Person binding on Borrower, (iii) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on Borrower, or (iv) the organizational documents of Borrower;

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5.5 The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on Borrower, except as already has been obtained or made;

5.6 This Amendment has been duly executed and delivered by Borrower and is the binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

6. Loan Document. Borrower, Lenders and Collateral Agent agree that this Amendment shall be a Loan Document. Except as expressly set forth herein, the Loan Agreement and the other Loan Documents shall continue in full force and effect without alteration or amendment. This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.

7. Release by Borrower.

7.1 FOR GOOD AND VALUABLE CONSIDERATION, Borrower hereby forever relieves, releases, and discharges Collateral Agent and each Lender and their respective present or former employees, officers, directors, agents, representatives, attorneys, and each of them, from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses, actions and causes of action, of every type, kind, nature, description or character whatsoever, whether known or unknown, suspected or unsuspected, absolute or contingent, arising out of or in any manner whatsoever connected with or related to facts, circumstances, issues, controversies or claims existing or arising from the beginning of time through and including the date of execution of this Amendment solely to the extent such claims arise out of or are in any manner whatsoever connected with or related to the Loan Documents, the Recitals hereto, any instruments, agreements or documents executed in connection with any of the foregoing or the origination, negotiation, administration, servicing and/or enforcement of any of the foregoing (collectively “Released Claims”).

7.2 By entering into this release, Borrower recognizes that no facts or representations are ever absolutely certain and it may hereafter discover facts in addition to or different from those which it presently knows or believes to be true, but that it is the intention of Borrower hereby to fully, finally and forever settle and release all matters, disputes and differences, known or unknown, suspected or unsuspected in relation to the Released Claims; accordingly, if Borrower should subsequently discover that any fact that it relied upon in entering into this release was untrue, or that any understanding of the facts was incorrect, Borrower shall not be entitled to set aside this release by reason thereof, regardless of any claim of mistake of fact or law or any other circumstances whatsoever. Borrower acknowledges that it is not relying upon and has not relied upon any representation or statement made by Collateral Agent or Lenders with respect to the facts underlying this release or with regard to any of such party’s rights or asserted rights.

7.3 This release may be pleaded as a full and complete defense and/or as a cross-complaint or counterclaim against any action, suit, or other proceeding that may be instituted, prosecuted or attempted in breach of this release. Borrower acknowledges that the release contained herein constitutes a material inducement to Collateral Agent and the Lenders to enter into this Amendment, and that Collateral Agent and the Lenders would not have done so but for Collateral Agent’s and the Lenders’ expectation that such release is valid and enforceable in all events.

8. Co-Borrower. Within thirty (30) days of the closing of the Merger, Borrower shall cause Tyme Technologies, Inc. to become a co-Borrower and take the actions required by Section 6.12 of the Loan Agreement

9. Effectiveness. This Amendment shall be deemed effective as of the date hereof upon the due execution of (i) this Amendment by the parties thereto, and (ii) a certificate from a Responsible Officer together with Board approved projections certifying and setting forth in reasonable detail that Borrower has enough cash on hand to pay its projected expenses and all debt service when due for a period of eighteen (18) months after the consummation of the Merger and after giving effect to the Merger and other matters related to the Merger set forth therein.

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10. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument. Delivery by electronic transmission (e.g. “.pdf”) of an executed counterpart of this Amendment shall be effective as a manually executed counterpart signature thereof.

11. Governing Law. This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York.

[Balance of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Loan and Security Agreement to be executed as of the date first set forth above.

BORROWER:

SYROS PHARMACEUTICALS, INC.

By	/s/ Jason Haas
Name: Jason Haas
Title: Chief Financial Officer

COLLATERAL AGENT AND LENDER:

OXFORD FINANCE LLC

By	/s/ Colette H. Featherly
Name: Colette H. Featherly
Title: Senior Vice President

[Signature Page to First Amendment to Loan and Security Agreement]

Exhibit 99.1

Syros to Raise Approximately $190 Million Through Merger with TYME Technologies and Concurrent Private Placement

Combined Company Will Operate as Syros Pharmaceuticals and Continue to Advance Syros’ Ongoing Clinical Programs

Syros Expects to Have Cash Into 2025; At Least a Year Past SELECT-MDS-1 Pivotal Data

Now Planning to Initiate Phase 3 Clinical Trial of SY-2101 in APL 2H 2023

Syros to Host Conference Call at 8:30 AM ET Today

CAMBRIDGE, Mass. and BEDMINSTER, New Jersey, July 5, 2022 – Syros Pharmaceuticals (NASDAQ:SYRS), a leader in the development of medicines that control the expression of genes, and TYME Technologies, Inc. (NASDAQ:TYME), today announced that the companies have entered into a definitive merger agreement pursuant to which Syros will acquire TYME, including its pipeline assets and net cash at closing which after accounting for wind-down and transaction expenses is currently estimated to be approximately $60 million. The combined company will trade on Nasdaq under the ticker symbol “SYRS” and will be led by Syros’ existing management team, including Nancy Simonian, M.D., Chief Executive Officer of Syros, and will remain focused on advancing Syros’ pipeline of small molecule medicines for the treatment of cancer.

Concurrent with the merger, Syros announced an oversubscribed $130 million private investment in public equity (PIPE) financing at a price per unit of $0.94. New and existing investors in the PIPE which was led by a life sciences-focused investment fund include Syros co-founder and founding investor Flagship Pioneering, Avidity Partners, Deep Track Capital, Bain Capital Life Sciences, Invus, Samsara BioCapital, Adage Capital Partners LP, Ally Bridge Group and Cowen Healthcare Investments, as well as other investors. Additionally, Syros stockholders holding approximately 28% of the outstanding shares of Syros common stock and TYME stockholders holding approximately 30% of the outstanding shares of TYME common stock signed support agreements obligating them to vote in favor of the transactions.

Syros also announced an amendment to its senior secured loan facility with Oxford Finance LLC which, subject to certain conditions, will extend the interest-only payment period from March 1, 2023 to March 1, 2024 (and, upon the achievement of certain milestones, September 1, 2024), and will extend the maturity date from February 1, 2025 to February 1, 2026 (and, upon the achievement of certain milestones, August 1, 2026).

Following the closing of the merger, financing and debt agreement amendment, the total cash balance of the combined company is expected to be approximately $240 million (after transaction expenses), sufficient to fund Syros’ planned operating expenses and capital expenditure requirements into 2025.

“This is a pivotal moment for Syros. We believe these transactions will bring us the necessary capital to advance our late-stage clinical programs toward commercialization, including tamibarotene, currently being studied in the SELECT-MDS-1 trial, the randomized portion of the SELECT-AML-1 trial, and SY-2101, which we plan to advance into a Phase 3 trial next year for the treatment of acute promyelocytic leukemia,” said Dr. Simonian. “After evaluating safety lead-in data from the SY-5609 Phase 1 trial in pancreatic cancer we will assess the optimal path forward for this program. Additionally, we have decided to seek partnerships for our oncology discovery programs. Together, these decisions allow us to focus on the most advanced programs across our targeted hematology portfolio where we believe we can more rapidly address significant unmet needs. We are grateful for our new and existing investors, as well as to the TYME team for their spirit of collaboration throughout this process and look forward to delivering on our vision of bringing forward medicines that redefine the standard of care for cancer patients.”

“Following an extensive review of numerous strategic alternatives, it was clear that the proposed merger with Syros was the best option for our shareholders,” said Richie Cunningham, Chief Executive Officer of TYME Technologies. “The team at Syros shares our unwavering commitment to develop medicines that make a profound difference in patients’ lives. Syros has a robust pipeline with its lead program in Phase 3, an experienced management and board, and now is well capitalized to execute on its clinical endeavors. Additionally, Syros will continue our work of evaluating the best path forward for the SM–88 program.”

In conjunction with these strategic transactions, Syros provided an update on the following clinical and discovery programs:

Tamibarotene: Oral RARα Agonist

Higher-Risk Myelodysplastic Syndrome (HR-MDS)

Syros continues to progress the ongoing SELECT-MDS-1 Phase 3 trial in newly diagnosed RARA-positive patients with HR-MDS and remains on track to report topline data in the fourth quarter of 2023 or the first quarter of 2024, with a potential new drug application (NDA) filing expected in 2024.

Acute Myeloid Leukemia (AML)

Syros continues to evaluate tamibarotene in combination with venetoclax and azacitidine in the ongoing SELECT-AML-1 Phase 2 trial in newly diagnosed RARA-positive patients with unfit AML. Syros expects to report clinical activity and safety data from the safety lead-in portion of the study in second half of 2022. Syros also plans to initiate the randomized portion of the trial in an additional eighty RARA-positive unfit AML patients, evaluating the triplet regimen of tamibarotene, venetoclax and azacitidine versus venetoclax and azacitidine with data expected in 2023 or 2024.

SY-2101: Oral Arsenic Trioxide

Syros is advancing the ongoing dose confirmation trial of SY-2101 in patients with newly diagnosed acute promyelocytic leukemia (APL) and expects to announce pharmacokinetic and safety data in mid-2022. Syros now expects to initiate a Phase 3 clinical trial of SY-2101 in the second half of 2023.

SY-5609: Oral Selective CDK7 Inhibitor

Syros is evaluating SY-5609 in combination with chemotherapy in relapsed/refractory metastatic pancreatic cancer patients. The company expects to report safety and clinical activity data from the safety lead-in portion of the trial in the second half of 2022. Based on the safety lead-in data, Syros will determine the best course for further development of SY-5609.

In addition, the arm of Roche’s ongoing Phase 1/1b INTRINSIC trial evaluating SY-5609 in combination with atezolizumab, it’s PD-L1 inhibitor, in BRAF-mutant colorectal cancer is now open for enrollment. Under the terms of Syros’ agreement with Roche, Roche is the sponsor of the trial and Syros is supplying SY-5609.

Gene Control Discovery Engine

Syros is seeking partnerships for its discovery programs, including its CDK12 program. Syros remains on track to nominate a development candidate from its CDK12 program in the third quarter of 2022.

Syros will continue to execute on its existing collaborations with Incyte Corporation and Global Blood Therapeutics, for which its research efforts are fully funded externally, as provided in each agreement.

Transaction Details

In the merger, Syros expects to issue approximately 74.3 million shares of its common stock to TYME stockholders to acquire TYME’s expected net cash at closing and TYME stockholders are expected to receive approximately 0.4312 shares of Syros common stock for each share of TYME common stock. The actual number of shares to be issued in the merger and the exchange ratio will be subject to adjustment based on the amount of TYME’s net cash at closing and the number of TYME shares outstanding at closing. Upon closing of the merger, TYME will become a wholly owned subsidiary of Syros. The merger agreement has been approved by the Board of Directors of each company.

In the PIPE financing, Syros agreed to sell units comprising (i) an aggregate of 138.1 million shares of its common stock and pre-funded warrants to purchase shares of common stock and (ii) accompanying warrants to purchase an aggregate of up to 138.1 million additional shares of common stock (or pre-funded warrants in lieu thereof), at a price per unit of $0.94 (or $0.9399 per unit comprising a pre-funded warrant and accompanying warrant). The exercise price of the warrants is $1.034 per share, or if exercised for a pre-funded warrant in lieu thereof, $1.0399 per pre-funded warrant (representing the warrant exercise price of $1.034 per share minus the $0.0001 per share exercise price of each such pre-funded warrant).

The warrants are exercisable at any time during the period beginning six months after the closing of the PIPE financing and ending five years after such closing. The pre-funded warrants are exercisable at any time after their original issuance and will not expire. The expected gross proceeds from the PIPE financing are $130 million, before deducting estimated offering expenses.

The merger, together with the PIPE financing, is intended to be tax free for U.S. federal income tax purposes to TYME stockholders.

The number of shares of Syros common stock issuable in the PIPE financing and the merger are subject to adjustment in the event of any reverse stock split that may be effectuated by Syros in connection with the transactions.

The transactions are expected to close in the second half of 2022 concurrently with each other, subject to approval by the stockholders of Syros and TYME, the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission (the ”SEC”) to register the shares of Syros common stock to be issued in connection with the merger and the satisfaction of other customary closing conditions.

Net proceeds from the merger and the PIPE financing are expected to be used to advance Syros’ clinical development pipeline, business development activities, working capital and other general corporate purposes.

The securities to be sold in the PIPE have not been registered under the Securities Act of 1933, as amended (“Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

Management and Organization

Effective as of the closing of the transactions, the Syros leadership team will continue to be responsible for all executive positions of the combined company. Nancy Simonian, M.D., will be the Chief Executive Officer, David A. Roth, M.D., will serve as Chief Medical Officer, Kristin Stephens will serve as Chief Development Officer, Eric Olson, Ph.D., will serve as Chief Scientific Officer, Jason Haas will serve as Chief Financial Officer and Conley Chee will serve as Chief Commercial Officer. Additionally, effective as of the closing of the transactions, Syros expects to add a board member nominated by TYME and a board member nominated by a PIPE investor.

Advisors

Piper Sandler & Co. is acting as financial advisor to Syros. Moelis & Company LLC is acting as financial advisor to TYME. Cowen and Piper are acting as placement agents for the PIPE transaction. WilmerHale LLP is acting as legal counsel to Syros. Faegre Drinker Biddle & Reath LLP is acting as legal counsel to TYME.

Conference Call Information

Syros will host a conference call today, July 5, 2022 at 8:30 a.m. ET, to discuss the transactions. Participants may register for the conference call here. While not required, it is recommended that participants join the call ten minutes prior to the scheduled start.

A live webcast of the call will also be available on the Investors & Media section of the Syros website at http://ir.syros.com.

About Syros Pharmaceuticals

Syros is redefining the power of small molecules to control the expression of genes. Based on its unique ability to elucidate regulatory regions of the genome, Syros aims to develop medicines that provide a profound benefit for patients with diseases that have eluded other genomics-based approaches. Syros is advancing a robust clinical-stage pipeline, including: tamibarotene, a first-in-

class oral selective RARα agonist in RARA-positive patients with higher-risk myelodysplastic syndrome and acute myeloid leukemia; SY-2101, a novel oral form of arsenic trioxide in patients with acute promyelocytic leukemia; and SY-5609, a highly selective and potent oral CDK7 inhibitor in patients with select solid tumors. Syros also has multiple preclinical and discovery programs in oncology and monogenic diseases. For more information, visit www.syros.com and follow us on Twitter (@SyrosPharma) and LinkedIn.

About TYME Technologies, Inc.

TYME is an emerging biotechnology company developing cancer metabolism-based therapies (CMBTs™) that are intended to be effective across a broad range of solid tumors and hematologic cancers, while also maintaining patients’ quality of life through relatively low toxicity profiles. Unlike targeted therapies that attempt to regulate specific mutations within cancer, TYME’s therapeutic approach is designed to take advantage of a cancer cell’s innate metabolic weaknesses to cause cancer cell death.

The Company is currently focused on developing its novel compound, SM-88 and its preclinical pipeline of novel CMBT™ programs. TYME believes that early clinical results demonstrated by SM-88 in multiple advanced cancers, including prostate, sarcomas and breast, reinforce the potential of its emerging CMBT™ pipeline.

Forward Looking Statements

This press release contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act concerning Syros, TYME, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Syros and TYME, as well as assumptions made by, and information currently available to, management of Syros and TYME. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the transactions or to complete the PIPE financing in a timely manner or at all; uncertainties as to the timing of the consummation of the transactions and the ability of each of Syros and TYME to consummate the transaction, including the PIPE financing; risks related to TYME’s continued listing on the Nasdaq Stock Market until closing of the proposed transactions; risks related to Syros’ and TYME’s ability to correctly estimate their respective operating expenses and expenses associated with the transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the ability of Syros or TYME to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Syros’ Annual Report on Form 10-K for the year ended December 31, 2021, Syros’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and TYME’s Annual Report on Form 10-K for the year ended March 31, 2022, each of which is on file with the SEC. In addition, the extent to which the COVID-19 pandemic continues to impact the proposed transactions will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the pandemic, additional or modified government actions, and the actions that may be required to contain the virus or treat its impact. Syros and TYME can give no assurance that the conditions to the transactions will be satisfied. Except as required by applicable law, Syros and TYME undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

This press release contains hyperlinks to information that is not deemed to be incorporated by reference in this press release.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Will Be Filed with the SEC

Syros plans to file with the SEC a Registration Statement on Form S-4 in connection with the transactions and Syros and TYME plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transactions. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available before making any voting or investment decision with respect to the proposed transactions. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Syros, TYME, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Syros and TYME through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Syros by contacting hannahd@sternir.com or from TYME by contacting investorrelations@tymeinc.com.

Participants in the Solicitation

Syros and TYME, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Syros’ directors and executive officers is contained in Syros’

proxy statement dated April 21, 2022, which is filed with the SEC. Information regarding TYME’s directors and executive officers is contained in TYME’s proxy statement dated July 12, 2021, which is filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Syros Pharmaceuticals’ Media Contact:

Courtney Solberg

Syros Pharmaceuticals

917-698-9253

csolberg@syros.com

Syros Pharmaceuticals’ Investor Contact:

Hannah Deresiewicz

Stern Investor Relations, Inc.

212-362-1200

hannah.deresiewicz@sternir.com

TYME Technologies’ Investor Contact:

Lisa M. Wilson

In-Site Communications, Inc.

212-452-2793

lwilson@insitecony.com